SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit 1	Notice of Material Fact filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities Commission (Comissão de Valores Mobiliários) on December 1, 2009 (English translation).

Exhibit 2	Protocol and Justification of the Share Exchange (Protocolo e Justificação de Incorporação) between Brasil Telecom S.A. and Coari Participações S.A., dated December 1, 2009 (English translation).

Exhibit 1

TELE NORTE LESTE PARTICIPAÇÕES S.A. CNPJ/MF Nº 02.558.134/0001-58 NIRE Nº 33.3.0026253-9 Publicly held Company	TELEMAR NORTE LESTE S.A. CNPJ/MF Nº 33.000.118/0001-79 NIRE Nº 33.3.0015258-0 Publicly held Company

COARI PARTICIPAÇÕES S.A. CNPJ/MF Nº 04.030.087/0001-09 NIRE Nº 35.3.0018062-3 Publicly held Company	BRASIL TELECOM S.A. CNPJ/MF Nº 76.535.764/0001-43 NIRE Nº 53.3.0000622-9 Publicly held Company

NOTICE OF MATERIAL FACT

Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar”), Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“BrT” and, together with TNL, Telemar and Coari, the “Companies”), pursuant to and in accordance with Instructions No. 319/99 and No. 358/02 issued by the Brazilian Securities and Exchange Commission (“CVM”), and following the matters disclosed in the Material Facts released on April 25, 2008, January 8, 2009, July 15, 2009 and August 12, 2009, hereby inform their shareholders and the market in general of the following matters:

1.	Corporate Reorganization

On September 30, 2009, the second step of the Corporate Reorganization was concluded, through the approval of the merger of Brasil Telecom Participações S.A. (“BrTP”) with and into BrT by the shareholders’ meetings of BrTP and BrT. The merger resulted in the absorption of the assets and liabilities of BrTP by BrT and the migration of BrTP’s shareholder base to BrT, following which BrTP ceased to exist.

In order to continue the execution of the corporate transactions disclosed in the Material Facts of April 25, 2008 and August 12, 2009, the managements of the Companies intend to implement the third step of the Corporate Reorganization which consists of the share exchange between BrT and Coari, a company that is a direct subsidiary of Telemar (the “Share Exchange”).

The Share Exchange will result in the migration of BrT shareholders to Coari, including those shareholders that received shares of BrT in the merger of BrTP with and into BrT, the transfer to Coari of the shares of BrT not held by Coari, and, as a result, BrT becoming a wholly-owned subsidiary of Coari.

The Share Exchange requires the registration of the shares to be issued by Coari under the U.S. Securities Act of 1933, which the managements of the Companies estimate will occur on or prior to December 31, 2009. The shareholders’ meetings of BrT and Coari that will resolve on the Share Exchange will be summoned in the next days.

This Material Fact is solely for the purpose of announcing the information related to the Share Exchange, as required by the CVM Instruction No. 319/99 for such transaction.

The structure and conditions of the merger of Coari with and into Telemar remain subject to definition resulting from analysis and studies currently being conducted by the managements of the Companies, including the analysis of the actions necessary for the approval of the listing of Telemar shares on the New York Stock Exchange and the registration of these shares with the U.S. Securities and Exchange Commission (the “SEC”).

After the definition of the basis under which the merger of Coari with and into Telemar will occur, such information will be made public.

2. Corporate Structure. The shareholding structure of the Companies before and after the Share Exchange is shown in the following diagrams:

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3.	Objectives, Benefits and Justification of the Share Exchange.

3.1. Objectives and Benefits and Justification of the Share Exchange. The Share Exchange represents one of the steps required to implement the Corporate Reorganization, and has following specific objectives:

(i) simplifying the capital and corporate structure of BrT and Coari, reducing administrative costs;

(ii) aligning the interests of the shareholders of BrT, Coari and Telemar;

(iii) avoiding a circular shareholding between Coari and Telemar, which is prohibited by law and which would occur if the shares of BrT were exchanged directly for shares of Telemar resulting in the shares of BrT held by Coari being converted into shares of Telemar; and

(iv) eliminating the costs of separate listings of the shares of BrT and Coari, as well as costs arising from the public disclosure obligations for information released separately by BrT and Coari.

4. Previous Corporate and Business Acts. In addition to the transactions and acts disclosed in the Material Facts released on April 25, 2008, January 8, 2009, July 15, 2009 and August 12, 2009, the BrT and Coari Boards of Directors approved the signature of the Protocol and Justification of the Share Exchange, as well as the appraisal reports and other related documents, and decided to submit the Share Exchange to the decision of BrT and Coari shareholders.

5.	Share Exchange Ratios in the Share Exchange.

5.1. Exchange Ratios in the Share Exchange. As a result of the Share Exchange, one (1) common share of Coari will be issued in substitution for each outstanding common share of BrT, and one (1) preferred share of Coari will be issued in substitution for each outstanding preferred share of BrT (the “Exchange Ratio”).

5.2. Exchange Ratio Criteria and Reasons Why the Share Exchange is Considered Fair for the Shareholders. The managements of the Companies believe that the Share Exchange is fair, in light of the fact that the Exchange Ratio was determined by the managements of BrT and Coari considering the following premises: (i) the shareholder’s equity of Coari is composed substantially by BrT common and preferred shares, (ii) excluding Coari’s interest in BrT, the shareholders’ equity balance of Coari is positive, (iii) the shareholders of BrT will receive the same number of Coari shares as the number of BrT shares held by them; (iv) the composition of the equity capital of Coari after the Share Exchange, in accordance with the Exchange Ratio, will reflect the exact current composition of BrT’s equity capital.

5.3. Share Fractions. The Exchange Ratio will not result in the issuance of fractional Coari shares.

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6.	Appraisal Criteria for BrT Shares and BrT and Coari Net Worth.

6.1. Net Worth Appraisal. The shares of BrT were appraised by the specialized firm, Apsis Consultoria Empresarial Ltda., with head offices at Rua São José 90, suite 1,082, in the City and State of Rio de Janeiro, registered with the Treasury Ministry on the National Corporate Taxpayers’ Register under CNPJ/MF No. 27,281,922/0001-70 (“Apsis”), on the basis of its book value, as shown in the audited financial statements issued by BrT as of May 31, 2009 (“Base Date”), taking into account the following events which occurred after the Base Date: (i) the merger of Copart 2 Participações S.A. (“Copart 2”) with and into BrT, on July 31, 2009; (ii) the merger of BrTP with and into BrT, on September 30, 2009; (iii) the registration of disbursement of goodwill amortization related to the months of August, September, October, November and December of 2009, in the amount of R$186,666,757.92; and (iv) the registration of the reversion of the goodwill provision established in the companies that were merged into BrT (Copart 2 and BrTP), in the amount of R$70,336,848.76. The selection and engagement of Apsis must be ratified and approved by the BrT and Coari shareholders. According to such appraisal, the book value of the Net Worth of BrT was assessed on the Base Date, taking into account the adjustments described above, was R$ 11,115,033,954.78 or R$ 18.845781 per share of BrT.

6.2. Appraisal of the Net Worth of BrT and Coari at Market Prices. In compliance with the provisions set forth in Article 264 of Law No. 6,404/76 (the “Brazilian Corporation Law”), Apsis prepared the Net Worth Appraisal Report of BrT and Coari at market prices. The appraisals of the net worth of BrT and Coari at market prices were prepared using the same criteria and as of the Base Date, taking into account (1) in the case of BrT, the adjustments described above in the net worth appraisal of BrT, and (2) in the case of Coari, (i) the capitalization of an advance for future capital increase of Coari in the amount of R$3,683,934,973.95, on June 30, 2009, and (ii) the effects of the merger of BrTP with and into BrT on September 30, 2009 on the net worth appraisal of Coari, resulting in, solely for the purposes of Article 264 of the Brazilian Corporation Law, an exchange ratio of 0.999995 outstanding Coari shares for each outstanding share of BrT.

7.     Treatment of Subsequent Equity Variations in the Share Exchange. Variations in the equity of BrT and Coari occurring from May 31, 2009 until the date of the approval of the Share Exchange, will be recorded directly in the respective company’s books, given that BrT will continue to exist after the approval of the Share Exchange

8.	Asset and Policy Rights and Advantages of the Shares.

8.1. Rights Conferred by the Shares to be issued to BrT Shareholders. Shareholders owning common shares of BrT will receive common shares issued by Coari, and the shareholders owning preferred shares of BrT will receive preferred shares issued by Coari. The common and preferred shares issued by Coari to the BrT shareholders will entitle them to the same rights as those conferred by the other common and preferred shares issued by Coari, respectively, including full receipt of dividends and/or interest on shareholders’ equity that may be declared by Coari after the date on which the Share Exchange is approved by the shareholders of BrT and Coari.

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8.2. Comparison between the Dividend and Voting Rights and Preferences of the Shares. The dividend and voting rights and preferences of the common and preferred shares issued by Coari are substantially the same as those conferred by common and preferred shares issued by BrT, respectively.

9.     Solution for Shares in the Capital of One Company held by the Other. The shares issued by BrT that are held by Coari will continue to be held by Coari. There are no shares issued by Coari held by BrT.

10.	Right of Withdrawal and Value of Reimbursement.

10.1. Right of Withdrawal in the Share Exchange. Pursuant to the provisions set forth in Article 137 of the Brazilian Corporation Law, the right of withdrawal in the Share Exchange is guaranteed only to shareholders owning common shares of BrT that do not approve the Share Exchange, whether through dissent, abstention or not attending the General Meeting of BrT that approves the Share Exchange. The shareholder must expressly state its intention to exercise the right of withdrawal within 30 (thirty) days as from the publication date of the Minutes of the General Meeting of BrT that approves the Share Exchange.

10.1.1. Shareholders owning preferred shares of BrT will not have the right to withdraw, as the preferred shares of BrT owned by such shareholders possess liquidity and dispersion in the market, as defined in the Brazilian Corporation Law.

10.1.2. Shareholders owning common and preferred shares of Coari will have withdrawal rights. Nevertheless, given that at the moment of the resolution about the Share Exchange, Telemar and the directors of Coari will be the only shareholders of Coari, there is not an expectation that any shareholder of Coari will exercise its withdrawal rights.

10.2. The withdrawal rights may only be exercised by dissenting shareholders for all common shares proven to be owned by those shareholders continuously, from the date of the close of trading on April 25, 2008, which is the date of publication of the Material Fact that first announced the Corporate Reorganization and the Share Exchange, until the date of the exercise of the withdrawal rights. Shares acquired after April 25, 2008, will not entitle the holders thereof to withdrawal rights with respect to the Share Exchange.

10.3. Value of Reimbursement. Shareholders of BrT that do not approve the Share Exchange at the shareholders’ meeting of BrT that approves the Share Exchange will have the right to reimbursement for their shares at a value of R$ 11.40 (eleven reais and forty centavos) per share, in compliance with the most recently approved balance sheet of BrT,, which was dated December 31, 2008. The dissenting shareholders may, upon withdrawal, request the preparation of a special balance sheet for BrT, as set forth in §2 of Article 45 of the Brazilian Corporation Law. In this case, after the expiration of the deadline set for the reconsideration of the Share Exchange, pursuant to §3 of Article 137 of the Brazilian Corporation Law, the shareholder will receive 80% of the reimbursement value, with the

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balance, if any, to be paid within 120 (one hundred and twenty) days following the date of the shareholders’ meeting of BrT that approves the Share Exchange.

10.4. Payment of Reimbursement Amounts and Procedures for Exercising the Right of Withdrawal. The payment of reimbursement value for the withdrawn BrT common shares will depend on the effective completion of the Share Exchange, as set forth in Article 230 of the Brazilian Corporation Law, and must be realized through the credit of the corresponding amount at the depository institution for the BrT shares, Banco Bradesco S.A. (“Banco Bradesco”), which will then proceed to make payment to the dissenting shareholders either directly or through the custodian agent, based on their respective registration data. Shareholders whose shares are held in custody by the Banco Bradesco must exercise the right of withdrawal at any of the branches of this institution, within the banking working hours of the shareholders location, by completing the corresponding forms available at the financial institution, being demanded the delivery of the certified copies of the documents required for this purpose:

(i) Individuals: Individual Taxpayers’ Register, Identity Card and current evidence of address and evidence of bank account; or

(ii) Legal Entity: National Corporate Taxpayers’ Register, bylaws/articles of association and corresponding amendments, as well as documents related to the partners/legal representatives (act of appointment, Individual Taxpayers’ Register, Identity Card and current evidence of address) and evidence of bank account.

10.5. The shareholders whose shares are in custody with the Assets Depositary Agency of BM&FBOVESPA, must exercise the right to withdrawal through their custody agents, if wanted.

10.6. Value of Reimbursement of Coari Shareholders and Procedures for Exercising the Right of Withdrawal. Shareholders of Coari that do not approve the Share Exchange at the extraordinary general shareholders’ meeting of Coari that approves the Share Exchange will have the right to reimbursement for their shares in the amount of R$1.00 (one real) per share, in compliance with the most recently approved balance sheet of Coari, which was dated December 31, 2008. The shareholders of Coari who wish to exercise its withdrawal rights, must attend to the head office of Coari located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Humberto de Campos, No. 425, 8th floor (part) with the documents able to prove such shareholders’ shareholding position

11.	Composition of the Equity Capital of Coari after the Share Exchange.

11.1. Composition of the Equity Capital of Coari. The equity capital of Coari, on the date hereof, is R$12,334,064,389.91, divided into 290,665,050 shares, consisting of 161,990,001 common shares and 128,675,049 preferred shares, all registered and with no par value. As a result of the Share Exchange, the equity capital of Coari will be increased by R$5,637,224,265.10 to R$ 17,971,288,655.01 represented by 203,423,176 common shares and 386,365,814 preferred shares.

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11.2. Coari Shares issued in the Share Exchange. As a result of the Share Exchange, 41,433,175 registered common shares and 257,690,765 registered preferred shares, each with no par value, will be issued by Coari, with the same rights as the common and preferred shares of Coari currently in circulation, respectively. The issued shares will be paid up in full through the absorption of the assets of BrT and will be issued to the BrT shareholders (other than Coari).

12. Liabilities and Contingencies Not Posted in the Accounts. There are no significant liabilities or contingencies that have not been duly posted in the accounts.

13. Share Exchange Costs. The expenditures incurred for conducting the Share Exchange are estimated at R$1.5 million, which encompasses hiring the auditors and specialized firms commissioned to draw up the appraisal reports, legal fees paid to law firms specialized in this type of transaction and the public notifications required by law to disclose the announcements, notices and minutes involved in legal Share Exchange procedures and register of the shares issued to holders of BrT American Depositary Shares (“ADSs”) and holders of BrT shares that reside in the United States with the SEC.

14.	Specialized Firm.

14.1. Apsis Consultoria Empresarial Ltda., a specialized consulting firm, was engaged to prepare the appraisal reports assessing the book value of BrT shares for the purpose of the capital increase of Coari through the Share Exchange, and the appraisal report on the net worth of BrT and of Coari at market prices, in order to comply with Article 264 of the Brazilian Corporation Law.

14.2 Declaration of Non-Existence of Conflicts of Interest. With regard to the above-mentioned specialized firm, there is no type of current or potential conflict, nor any community of interests, in terms of the controlling shareholders of the Companies involved in the Share Exchange, nor the minority shareholders, which is known to the management of the Companies.

15.	Approval from the Regulators.

15.1. Notification of the Share Exchange to the Authorities. The National Telecommunications Agency (Agência Nacional de Telecomunicações), or ANATEL, the Brazilian federal telecommunications regulator , was notified of the Share Exchange through its prior consent procedures in connection with the indirect acquisition of control of BrTO by Telemar. Any other notifications required for the Share Exchange will be submitted to the competent government authorities in accordance with the governing law.

15.2. SEC. The Share Exchange and resulting issuance of new shares of Coari is conditioned on the applicable registration with the SEC. The General Shareholders’ Meetings of BrT and Coari to approve the Share Exchange will not be held prior to the declaration by the SEC that the applicable registration statement is effective. Therefore, the documents related to the Share Exchange, such as the Protocol and Justification and the

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Appraisal Reports, may be subject to alteration in order to comply with possible future requirements established by the SEC. Any alterations to the Share Exchange documents will be disclosed to the shareholders of the Companies.

16.	Additional Information.

16.1. Auditing the Financial Statements. In compliance with the provisions in the Brazilian Corporation Law and Article 12 of CVM Instruction No. 319/99, Deloitte Touche Tohmatsu has been selected to audit the financial statements of BrT used as the basis for the Share Exchange.

16.2. Trading of BrT and Coari Shares on the BM&FBOVESPA. The BrT shares will continue to be traded under the BrT ticker until the deadline established for the exercise of the right of withdrawal or until the expiry of the period for BrT management to convene a shareholders meeting of BrT to reconsider or ratify the Share Exchange. After this period, the Companies will inform their shareholders and the market the date on which the new shares issued by Coari, as a result of the Share Exchange, will start to be traded on BM&FBOVESPA.

16.2.1. On September 11, 2009, the Coari shareholders approved the alteration of the register of their shares from the over-the-counter market to the traditional stock exchange market of BM&FBOVESPA. As set forth in CVM Instruction No. 246/96, on October 1, 2009, the management of Coari filed with the CVM and BM&FBOVESPA an application for the alteration of the register of their shares to the stock exchange market of BM&FBOVESPA, which was approved by CVM on October 13, 2009. On October 20, 2009, common and preferred shares of Coari were listed at the traditional exchange market of BM&FBOVESPA, under the tickers “COAR3” and “COAR4,” respectively.

16.3. American Depositary Shares Program for Coari Shares. As the shareholders owning common and preferred shares of BrT, including the custodian of the depositary for the ADSs of BrT, will receive common and preferred shares issued by Coari as a consequence of the Share Exchange, Coari’s management approved the establishment of ADSs programs for the Coari common and preferred shares, and holders of ADSs representing BrT common or preferred shares will receive in exchange for those ADSs, ADSs representing common and preferred shares of Coari, respectively. The depositary institution for the ADSs representing shares issued by Coari will be The Bank of New York Mellon and the custodian institution will be Banco Itaú S.A. Each ADS will represent one common share or one preferred share issued by Coari.

16.4. Documents related to the Share Exchange. All documents related to the Share Exchange (such as the Protocol and Justification, Appraisal Reports, among others) are available on the websites of BrT and Telemar (www.oi.com.br/ri). Copies of these materials will also be available on the websites of the CVM (www.cvm.gov.br) and the BM&FBOVESPA (www.bovespa.com.br) from this date onwards. Shareholders wishing to consult and examine the documents at the head offices of BrT and Coari must schedule

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the dates and times of appointments with the Investor Relations Departments of BrT or Coari (55 21 3131-1123/15).

The managements of the publicly held companies involved in the Corporate Reorganization will keep their shareholders and the market informed on these matters, in addition to disclosing other subsequent events that might influence these and other related transactions.

Rio de Janeiro, December 1, 2009.

Alex Waldemar Zornig

Investor Relations Director

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Coari Participações S.A.

Brasil Telecom S.A.

Additional Information and Where to Find It:

This communication contains information with respect to the proposed share exchange (incorporação de ações) between BrT and Coari . In connection with the proposed share exchange, Coari (1) intends to file with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) has filed and will file with the Commission other documents regarding the proposed share exchange. We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the proposed share exchange. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange, when available, free of charge on the Commission’s website at www.sec.gov or from Coari.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to TNL, Telemar, Coari and BrT, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

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Exhibit 2

PROTOCOL AND JUSTIFICATION OF THE SHARE EXCHANGE BETWEEN

BRASIL TELECOM S.A.

AND

COARI PARTICIPAÇÕES S.A.

BRASIL TELECOM S.A., a publicly-held company with head offices in the City of Brasília, Federal District, at SIA SUL – ASP – Lot D – Block B, registered with the Treasury Ministry on the National Corporate Taxpayers’ Register under CNPJ/MF No. 76.535.764/0001-43, represented herein as set forth in its Corporate By-laws (“BrT”);

COARI PARTICIPAÇÕES S.A., a publicly-held company with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Humberto de Campos, No. 425, 8th floor (part), registered with the Treasury Ministry on the National Corporate Taxpayers’ Register under No. 04.030.087/0001-09, represented herein as set forth in its Corporate By-laws (“Coari”);

BrT and Coari are referred to herein, jointly, simply as the “Parties” or the “Companies”;

WHEREAS:

(i)	BrT is a publicly-held company that is a direct subsidiary of Coari, whose purpose is to render telecommunications services and conduct the activities required or useful for the performance of these services, in compliance with the concessions, authorizations and permits granted to it. In order to achieve its purpose, BrT may include among its assets third-party assets and rights, as well as: (i) hold stakes in the capital of other companies, provided that it maintains compliance with Brazil’s National Telecommunications Policy; (ii) establish wholly-owned subsidiaries in order to perform the activities encompassed by its corporate purpose and that should preferably be decentralized; (iii) undertake imports of goods and services required to perform the activities encompassed by its corporate purpose; (iv) provide post-sale and technical assistance services to telecommunications enterprises, performing activities of common interest (v) engage in study and research activities designed to foster the development of the telecommunications sector; (vi) execute contracts and agreements with other companies engaged in rendering telecommunications services or with any persons or entities, in order to ensure the operation services, without adversely affecting its duties and responsibilities, and (vii) participate in other activities that are similar to or correlated with its corporate purpose;

(ii)	Coari is a publicly-held company that is a direct subsidiary of Telemar Norte Leste S.A. (“Telemar”), whose purpose is (i) to exercise control over public fixed-line telephone companies; (ii) to promote through controlled or affiliated companies the expansion and establishment of fixed-line telephone services in their respective concession areas; (iii) to promote, carry out or direct funding from domestic and foreign sources to be invested by Coari or by its controlled companies; (iv) to promote and encourage the study and research of activities aimed at the development of the fixed-line telephone sector; (v) to provide through controlled or affiliated companies skilled technical services in the fixed-line telephone sector; (vi) to promote, encourage and coordinate either directly or through controlled or affiliated companies the education and training of personnel necessary to the fixed-line telephone sector; (vii) to carry out or promote the import of goods and services to or through controlled and/or affiliated companies; (viii) to engage in other activities that are similar to or related to its corporate purposes; and (ix) to participate in the capital of other companies.

(iii)	on January 8, 2009, Telemar (1) acquired, through its indirect subsidiary Copart 1 Participações S.A. (“Copart 1”), all the shares issued by Invitel S.A. (“Invitel”), the controlling shareholder of Solpart Participações S.A. (“Solpart”), which was the controlling shareholder of Brasil Telecom Participações S.A. (“BrT Part”), the controlling shareholder of BrT, and (2) as a result, held BrT Part common shares representing the share control of BrT Part and BrT;

(iv)	as disclosed in the Relevant Facts released on April 25, 2008 and August 12, 2009, the managements of Telemar, BrT Part and BrT commenced a corporate reorganization of the companies that are part of the controlling structure of BrT Part and BrT through a series of corporate transactions in order to simplify the shareholding structure of these companies, unifying the shareholders of BrT Part and BrT in Telemar and strengthening these companies (the “Corporate Reorganization”);

(v)	on July 31, 2009, as the first step of the Corporate Reorganization, the shareholders of Invitel, Solpart, Copart 1, Copart 2 Participações S.A. (“Copart 2”), BrT Part and BrT, gathered at the General Shareholders’ Meetings of the respective companies, approved the mergers of Invitel with and into Solpart, Solpart with and into Copart 1, and Copart 1 with and into BrT Part and Copart 2 with and into BrT;

(vi)	as a result of the mergers described above, BrT Part absorbed the assets and liabilities of Invitel, Solpart and Copart 1, which ceased to exist, and BrT absorbed the assets and liabilities of Copart 2, which ceased to exist, and Coari received common and preferred shares issued by BrT Part and BrT, as a result of which Coari directly controls BrT Part and indirectly controls BrT;

(vii)	on September 30, 2009, in the second step of the Corporate Reorganization, the shareholders of BrT Part and BrT, gathered at the General Shareholders’ Meetings of these companies, approved the merger of BrT Part with and into BrT;

(viii)	as a result of the merger of BrT Part with and into BrT, BrT absorbed all the assets and liabilities of BrT Part, which ceased to exist, and the shareholders of BrT Part received common and preferred shares of BrT, in accordance with the approved exchange ratio, and, as a consequence, Coari directly controls BrT;

(ix)	the management of BrT Part will not summon a General Shareholders’ Meeting of BrT Part to either ratify or unwind the merger of BrT Part with and into BrT;

(x)	on September 11, 2009, the shareholders of Coari approved modifications to the composition of the equity capital of Coari in order that the capital of Coari precisely reflects the number of shares of BrT that Coari will hold after the settlement of the merger of BrT Part into BrT; and

(xi)	the share exchange between BrT and Coari represents the third step in the implementation of the Corporate Reorganization.

Being in full and fair agreement, the Parties execute this Protocol and Justification of Share Exchange, (the “Protocol and Justification”), in compliance with Articles 224, 225 and 252 of Law No. 6,404/76, as amended (the “Brazilian Corporation Law”), pursuant to the following terms and conditions.

CLAUSE ONE – PROPOSED TRANSACTION AND JUSTIFICATION

1.1. Proposed Transaction. The transaction consists of a share exchange between BrT and Coari, through the transfer of all the shares of BrT (except those shares already held by Coari) to Coari, as a result of which BrT will become a wholly-owned subsidiary of Coari, pursuant to Article 252 of the Brazilian Corporation Law (the “Share Exchange”).

1.2. Justification of the Share Exchange. The Share Exchange is one of the steps in the Corporate Reorganization, the purpose of which is to simplify the shareholding structure of Telemar, BrT Part and BrT, unifying the shareholders of BrT Part and BrT in Telemar and strengthening these companies. In addition, the managements of BrT and Coari believe that the Share Exchange satisfies the interests of its shareholders, for the reasons described in Clause Seven of this Protocol and Justification.

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CLAUSE TWO – NUMBER, TYPE AND CLASS OF SHARES TO BE ATTRIBUTED TO BRT SHAREHOLDERS

2.1. Number, Type and Class of Shares to be Attributed. As a result of the Share Exchange, one common share of Coari will be attributed to the shareholders of BrT in substitution for each outstanding common share of BrT, and one preferred share of Coari will be attributed to the shareholders of BrT in substitution for each outstanding preferred share of BrT (the “Exchange Ratios”).

2.2. Criteria Used to Determine the Exchange Ratios. The Exchange Ratios were determined by the managements of BrT and Coari considering the following premises: (i) the shareholder’s equity of Coari is composed substantially by BrT common and preferred shares, (ii) excluding Coari’s interest in BrT, the shareholders’ equity balance of Coari is positive, and (iii) the composition of the equity capital of Coari after the Share Exchange, in accordance with the Exchange Ratio, will reflect the exact current composition of BrT’s equity capital.

2.3. Share Fractions. The Exchange Ratio will not result in the issuance of fractional shares of Coari.

CLAUSE THREE – NET WORTH APPRAISAL CRITERIA FOR BRT AND COARI

3.1. Net Worth Appraisal. The shares of BrT were appraised on the basis of its book value, as shown in the audited financial statements of BrT as of May 31, 2009 (the “Base Date”) and taking into account the following events which occurred after the Base Date: (i) the merger of Copart 2 with and into BrT, on July 31, 2009; (ii) the merger of BrT Part with and into BrT, on September 30, 2009; (iii) the registration of disbursement of goodwill amortization related to the months of August, September, October, November and December of 2009, in the amount of R$186,666,757.92 (one hundred and eighty six million, six hundred and sixty six thousand, seven hundred and fifty seven reais and ninety two centavos); and (iv) the registration of the reversion of the goodwill provision established in the companies that were merged into BrT (Copart 2 and BrT Part), in the amount of R$70,336,848.76 (seventy million, three hundred and thirty six thousand, eight hundred and forty eight reais and seventy six centavos). Pursuant to the provisions set forth in Articles 226 and 252 of the Brazilian Corporation Law, the specialized firm Apsis Consultoria Empresarial Ltda., with head offices at Rua São José 90, suite 1,082, in the City and State of Rio de Janeiro, registered with the Treasury Ministry on the National Corporate Taxpayers’ Register under CNPJ/MF No. 27.281.922/0001-70 (“Apsis”), was selected to conduct the appraisal of the shares of BrT that will be acquired by Coari. The selection and hiring of Apsis must be ratified and approved by the shareholders of BrT and Coari. As set forth in the Appraisal Report presented in Attachment I (the “Appraisal Report”), the book value of the net equity of BrT as of the Base Date, taking into account the adjustments described above, corresponds to R$ 11,115,033,954.78 (eleven billion, one hundred and fifteen million, thirty three thousand, nine hundred and fifty four reais and seventy eight centavos) or R$ 18.845781 (eighteen reais and eight hundred forty five thousand seven hundred eighty one millionths centavos) per share of BrT.

3.2 Appraisal of the Net Worth of BrT and Coari at Market Prices. In compliance with the provisions set forth in Article 264 of the Brazilian Corporation Law, Apsis was selected to prepare the Net Worth Appraisal Report of BrT and Coari at market prices. The appraisals of the net worth of BrT and Coari at market prices were prepared using the same criteria and as of the Base Date, taking into account the following events which occurred after the Base Date: (i) in the case of BrT, (a) the merger of Copart 2 with and into BrT, on July 31, 2009; (b) the registration of disbursement of goodwill amortization related to the months of August, September, October, November and December of 2009, in the amount of R$186,666,757.92 (one hundred and eighty six million, six hundred and sixty six thousand, seven hundred and fifty seven reais and ninety two centavos); and (c) the registration of the reversion of the goodwill provision established in the companies that were merged into BrT (Copart 2 and BrT Part), in the amount of R$70,336,848.76 (seventy million, three hundred and thirty six thousand, eight hundred and forty eight reais and seventy six centavos), on the valuation of the net equity of BrT; and (ii) in the case of Coari, (a) the capitalization of an advance for future capital increase in the amount of R$ 3,683,934,973.95 (three billion, six hundred and eighty three million, nine hundred and thirty four thousand, nine hundred and seventy three reais and ninety five centavos), on June 30, 2009, and (b) the effects of the merger of BrT Part into BrT, on September 30, 2009, on the valuation of the net equity of Coari, in each case pursuant to the Appraisal Report presented in Attachment II (the “Net Worth Appraisal Report at Market Prices”), resulting in, solely for the purposes of Article 264 of the Brazilian Corporation Law, an exchange ratio of 0.999995 outstanding Coari shares for each outstanding share of BrT.

3

3.3. Treatment of Equity Variations. The equity variations that occur at BrT and Coari from May 31, 2009, the Base Date of the Share Exchange, until the date of the approval of the Share Exchange, will be absorbed directly by the respective companies.

CLAUSE FOUR – SHARES OF ONE COMPANY HELD BY ANOTHER COMPANY AND SHARES HELD IN TREASURY

4.1. Treatment of Shares of One Company Held by Another Company. The shares issued by BrT that are held by Coari will continue to be held by Coari. There are no shares issued by Coari which are held by BrT.

4.2. Treatment of Shares Held in Treasury. BrT holds 13,231,556 of its preferred shares in Treasury, which will be cancelled. Coari does not hold any of its preferred shares in Treasury.

CLAUSE FIVE – INCREASE IN THE EQUITY CAPITAL OF COARI

5.1. Increase in the Equity Capital of Coari. The Share Exchange will result in an increase in the equity capital of Coari in the amount of R$5,637,224,265.10 (five billion, six hundred and thirty seven million, two hundred and twenty four thousand, two hundred and sixty five reais and ten centavos), through the transfer of the shares issued by BrT (except those already held by Coari) to Coari, in compliance with the Appraisal Report and as set forth in Article 252 of the Brazilian Corporation Law. Coari will issue 41,433,175 (forty one million, four hundred and thirty three thousand and one hundred and seventy five) registered common shares and 257,690,765 (two hundred fifty-seven million, six hundred ninety thousand, seventy hundred sixty-five) registered preferred shares, without par value (collectively, the “Shares”), to the current shareholders of BrT.

5.2. Composition of Equity Capital of Coari After the Share Exchange. Due to the above-mentioned capital increase, the equity capital of Coari will increase to R$17,971,288,655.01 (seventeen billion, nine hundred and seventy one million, two hundred and eighty eight thousand, six hundred and fifty five reais and one centavo). The composition of Coari’s equity capital after the Share Exchange will reflect the exact current composition of BrT’s equity capital (considering the cancelation of the shares held in treasury), so as to be represented by 203,423,176 (two hundred and three million, four hundred twenty-three thousand, one hundred and seventy-six) registered common shares and 386,365,814 (three hundred and eighty six million, three hundred and sixty five thousand, eight hundred and fourteen) registered preferred shares, each without par value.

5.3.	Wholly-Owned Subsidiary. As a result of the Share Exchange, BrT shall become a wholly-owned subsidiary of Coari.

CLAUSE SIX – AMENDMENT OF THE CORPORATE BY-LAWS OF COARI

6.1. Amendment of Coari’s Bylaws. Due to the Share Exchange, the corporate bylaws of Coari must be amended in order to reflect the change in the value and number of shares into which its share capital is divided. Thus, the following proposal of amendment to the main section of Article 5 of Coari’s By-laws will be submitted to its shareholders:

“Article 5 – The Equity Capital is R$17,971,288,655.01 (seventeen billion, nine hundred and seventy one million, two hundred and eighty eight thousand, six hundred and fifty five reais and one centavo), divided into 589,788,990 (five hundred and eighty nine million, seven hundred and eighty eight thousand, nine hundred and ninety) shares, consisting of 203,423,176 (two hundred and three million, four hundred twenty-three thousand, one hundred and seventy-six) common shares and 386,365,814 (three hundred and eighty six million, three hundred and sixty five thousand, eight hundred and fourteen) preferred shares, all registered and without par value.”

CLAUSE SEVEN – REASONS FOR THE SHARE EXCHANGE

7.1. Reasons for the Share Exchange. The managements of BrT, Coari and Telemar decided to conduct the Share Exchange as they believe that it is a necessary step in the Corporate Reorganization,

4

and that the Share Exchange will further the best interests of BrT, Coari, Telemar and their shareholders, in particular through:

(i)	simplifying the capital and corporate structures of BrT and Coari, reducing administrative costs;

(ii)	aligning the interests of the shareholders of BrT, Coari and Telemar;

(iii)	avoiding a circular shareholding between Coari and Telemar, which is prohibited by law and which would occur if the shares of BrT were exchanged directly for shares of Telemar resulting in the shares of BrT held by Coari being converted into shares of Telemar; and

(iv)	eliminating the costs of separate listings of the shares of BrT and Coari as well as costs arising from the public disclosure obligations for information released separately by BrT and Coari.

CLAUSE EIGHT – ALLOCATION OF THE VALUE OF BRT SHARES

8.1. Value of BrT Shares. The book value of the shares of BrT is R$18.845781 (eighteen reais and eight hundred forty five thousand seven hundred eighty one millionths centavos) per share, in accordance with the Appraisal Report, and the transfer to Coari of 299,123,940 (two hundred and ninety nine million, one hundred and twenty three thousand and nine hundred and forty) shares of BrT will result in an increase in the capital of Coari in the amount of R$5,637,224,265.10 (five billion, six hundred and thirty seven million, two hundred and twenty four thousand, two hundred and sixty five reais and ten centavos), which will be entirely allocated to an increase in the equity capital of Coari.

CLAUSE NINE – CLASSES OF SHARES TO BE ISSUED TO THE BRT SHAREHOLDERS

9.1. Shares to be Issued to BrT Shareholders. The holders of common shares of BrT will receive common shares issued by Coari and the holders of preferred shares of BrT will receive preferred shares issued by Coari. The common and preferred shares issued by Coari to BrT shareholders will entitle them to the same rights as those conferred by the other common and preferred shares issued by Coari, respectively, including full receipt of dividends and/or interest on shareholders’ equity that may be declared by Coari after the date on which the Share Exchange is approved.

CLAUSE TEN – WITHDRAWAL RIGHTS

10.1. Withdrawal Rights of BrT and Coari Shareholders. Pursuant to the provisions set forth in Article 137 of the Brazilian Corporation Law, shareholders of BrT and Coari that do not approve the Share Exchange, either through dissent, abstention or not attending the extraordinary general shareholders’ meetings of BrT and Coari called to consider the Share Exchange, are entitled to withdrawal rights, unless the shares owned by such shareholders possess liquidity and dispersion in the market under the terms of Article 137, II of the Brazilian Corporation Law.

10.1.1. Shareholders owning common shares of BrT will have withdrawal rights. Shareholders owning preferred shares of BrT will not have withdrawal rights because the preferred shares possess liquidity and dispersion in the market.

10.1.2. Shareholders owning common and preferred shares of Coari will have withdrawal rights. Nevertheless, given that at the moment of the resolution about the Share Exchange, Telemar and the directors of Coari will be the only shareholders of Coari, there is not an expectation that any shareholder of Coari will exercise its withdrawal rights.

10.1.3. A shareholder must specifically express its intention to exercise its withdrawal right within thirty (30) days as from the date of publication of the minutes of the General Shareholders’ Meeting of BrT at which the Share Exchange is approved.

10.2. Payment of Reimbursement. The payment of the reimbursement value for the withdrawn shares will depend on the effective completion of the Share Exchange, as set forth in Article 230 of the Brazilian Corporation Law. In accordance with Article 137 of the Brazilian Corporation Law, the reimbursement

5

of the values of the withdrawn shares will only be assured only in respect of shares proven to be owned by the shareholder at the close of trading on April 25, 2008, the date of publication of the Relevant Fact announcing the Corporate Reorganization.

10.3. Rescission of the Share Exchange. Pursuant to Article 137, §3 of the Brazilian Corporation Law, in the event that the amount to be paid to shareholders of BrT or Coari in connection with the exercise of withdrawal rights would, in the opinion of the management of BrT or Coari, jeopardize the financial stability of the respective companies, the Share Exchange may be rescinded through a proposal presented by the management of BrT or Coari.

10.4. Value of Reimbursement of BrT Shareholders. Shareholders of BrT that do not approve the Share Exchange at the extraordinary general shareholders’ meeting of BrT that approves the Share Exchange will have the right to reimbursement for their shares in the amount of R$11.40 (eleven reais and forty centavos) per share, in compliance with the most recently approved balance sheet of BrT, which was dated December 31, 2008.

10.4.1. Given that the Exchange Ratios proposed to the non-controlling shareholders of BrT, pursuant to Clause 2.1, is more favorable then the one resulting from the comparison of the net worth of BrT and Coari at market prices, as set forth on the Net Worth Appraisal Report at Market Prices, as set forth in §3 of Article 264 of the Brazilian Corporation Law, the shareholders of BrT that do not approve the Share Exchange at the extraordinary general shareholders’ meeting of BrT that approves the Share Exchange proposal won’t be able to choose to exercise their withdrawal rights based on the net worth at market prices value, but only based on the book value of BrT net worth, as disclosed above.

10.4.2. The shareholders that do not approve the Share Exchange may, upon withdrawal, request the preparation of a special balance sheet for BrT, as set forth in §2 of Article 45 of the Brazilian Corporation Law. In this event, following the expiration of the deadline set for the reconsideration of the Share Exchange, pursuant to §3 of Article 137 of the Brazilian Corporation Law, the shareholder will receive 80% of the reimbursement value, and the balance, if any, to be paid within one hundred and twenty (120) days from the date of the General Shareholders’ Meeting of BrT that approves the Share Exchange.

10.5. Value of Reimbursement of Coari Shares. Shareholders of Coari that do not approve the Share Exchange at the extraordinary general shareholders’ meeting of Coari that approves the Share Exchange will have the right to reimbursement for their shares in the amount of R$1.00 (one real) per share, in compliance with the most recently approved balance sheet of Coari, which was dated December 31, 2008.

CLAUSE ELEVEN – APPROVAL BY THE GENERAL SHAREHOLDERS’ MEETINGS OF BRT AND COARI

11.1. General Shareholders’ Meetings. In order to approve the Share Exchange, General Shareholders’ Meetings of BrT and Coari will be held to consider the Share Exchange.

CLAUSE TWELVE – GENERAL PROVISIONS

12.1. Absence of Sucession. With the effective completion of the Share Exchange, Coari will not absorb the assets, rights, obligations and liabilities of BrT, and BrT will maintain its legal personality, becoming a wholly-owned subsidiary of Coari, without succession.

12.2. Auditing the Financial Statements of BrT. In compliance with Article 12 of CVM Instruction No. 319/99, the financial statements of BrT that served as the basis for the Share Exchange were audited by Deloitte Touche Tohmatsu.

12.3. Documents Available to the Shareholders. In compliance with the provisions set forth in Article 3 of CVM Instruction No. 319/99 all documents mentioned in this Protocol and Justification will be made available to the respective shareholders of BrT and Coari as from the date hereof, and may be consulted by their shareholders at the following addresses: (i) SIA SUL – ASP, Lot D, Block B, City of Brasília, Federal District, Brazil; and (ii) Rua Humberto de Campos 425, 5th floor (part), Leblon, City of Rio de Janeiro, State of Rio de Janeiro, Brazil.

6

12.4. Notification of the Share Exchange to Authorities. The Share Exchange was analyzed by the National Telecommunications Agency (Agência Nacional de Telecomunicações), or ANATEL, the Brazilian federal telecommunications regulator, as of the time of the acquisition of the indirect control of BrT by Telemar. Any other notifications required in connection with the Share Exchange will be submitted to the competent government authorities pursuant to governing law.

12.5. Registration with the U.S. Securities and Exchange Commission. The issuance of new shares by Coari, as a result of the Share Exchange, is conditioned on the effectiveness of the applicable registration with SEC.

12.6. Survival of Valid Clauses. Should any clause, provision, term or condition in this Protocol and Justification be deemed invalid, the other clauses, provisions, terms and conditions hereof not affected by such invalidity will continue to remain in effect.

12.7. Election of Courts of Law. The Central Law Courts of the Rio de Janeiro State Capital Assizes are hereby elected to settle all matters arising from this Protocol and Justification, to the exclusion of any other regardless of how much more privileged it is or may be.

(rest of the page deliberately left blank)

7

BEING IN FULL AND FAIR AGREEMENT, the PARTIES execute this Protocol and Justification in 3 (three) copies of identical content and for one sole purpose, together with the undersigned witnesses.

Rio de Janeiro, December 1, 2009.

BRASIL TELECOM S.A.

Name:	Name:

Position	Position

COARI PARTICIPAÇÕES S.A.

Name:	Name:

Position	Position

Witnesses:

Name:	Name:

ID:	ID:

8

Attachment I

Appraisal Report

APPRAISAL REPORT RJ-0325/09-01 1/3 COPIES

REPORT:	RJ-0278/09-01
BASE DATE:	May 31, 2009.
APPLICANT:

COARI PARTICIPAÇÕES S.A., with its head office located at Rua Humberto de Campos, nº 425, 8º andar (parte), Bairro Leblon, in the city of Rio de Janeiro and state of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ) under No. 04.030.087/0001-09, hereinafter referred to as COARI.

OBJECT:

BRASIL TELECOM S.A., with its head office located at SIA Sul, Lote D, Bloco B 1º andar, SIA, in Brasília, Federal District, registered with the General Roster of Corporate Taxpayers (CNPJ) under No. 76.535.764/0001-43, hereinafter referred to as BRTO.

PURPOSE:	To assess the book net equity value of BRTO’s shares for the purpose of its share exchange with COARI, pursuant to articles Nos. 226 and 227 of Law No. 6,404, of 12/15/1976 (Corporate Law).

APSIS CONSULTORIA REPORT RJ-0325/09-01	1

TABLE OF CONTENTS

1. INTRODUCTION	3

2. PRINCIPLES AND QUALIFICATIONS	4

3. RESPONSIBILITY LIMITS	5

4. APPRAISAL METHODOLOGY	6

5. NET EQUITY APPRAISAL	7

6. CONCLUSION	10

7. LIST OF ATTACHMENTS	11

APSIS CONSULTORIA REPORT RJ-0325/09-01	2

1.	INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda., hereinafter referred to as APSIS, with its head office located at Rua São José no 90, grupo 1.802, in the City and State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ) under No 27.281.922/0001-70, was appointed to assess the book net equity value of BRTO’s shares for the purpose of its share exchange with COARI, pursuant to articles 226 and 227 of Law No. 6,404 of 12/15/1976 (Corporate Law).

For preparing this report, we have used data and information provided by third parties, in the form of documents and verbal interviews with the client. Estimates used in this process are based on documents and information which include, among others, the following:

•	Balance Sheet of BRTO as of May 31, 2009.

APSIS has recently performed appraisals for publicly-held companies, for various purposes, of the following companies:

•	AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A

•	BANCO PACTUAL S/A

•	CIMENTO MAUÁ S/A

•	ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.

•	GEODEX COMMUNICATIONS DO BRASIL S/A

•	GERDAU S/A

•	HOTÉIS OTHON S/A

•	IBEST S/A

•	L.R. CIA. BRAS. PRODS. HIGIENE E TOUCADOR S/A

•	LIGHT SERVIÇOS DE ELETRICIDADE S/A

•	LOJAS AMERICANAS S/A

•	MINASGÁS S/A DISTRIB. DE GÁS COMBUSTÍVEL

•	REPSOL YPF BRASIL S/A

•	TAM TRANSPORTES AÉREOS MERIDIONAL S/A

•	WAL PETROLEO S/A

The APSIS team in charge of preparing this report comprises the following professionals:

•	AMILCAR DE CASTRO

Project Manager

•	ANA CRISTINA FRANÇA DE SOUZA

Civil Engineer

Post-graduated in Accounting Sciences (CREA/RJ 91.1.03043-4)

•	CESAR DE FREITAS SILVESTRE

Accountant (CRC/RJ 44779/O-3)

•	FLAVIO LUIZ PEREIRA

Accountant (CRC/RJ 022016-O-9)

•	LUIZ PAULO CESAR SILVEIRA

Mechanical Engineer

Master of Business Management (CREA/RJ 89.1.00165-1)

•	MARGARETH GUIZAN DA SILVA OLIVEIRA

Civil Engineer (CREA/RJ 91.1.03035-3)

•	RICARDO DUARTE CARNEIRO MONTEIRO

Civil Engineer

Post-graduated in Economic Engineering(CREA/RJ 30137-D)

•	SÉRGIO FREITAS DE SOUZA

Economist (CORECON/RJ 23521-0)

•	WASHINGTON FERREIRA BRAGA

Accountant (CRC/RJ 024100-6 / CVM 6734)

APSIS CONSULTORIA REPORT RJ-0325/09-01	3

2.	PRINCIPLES AND QUALIFICATIONS

This report strictly complies with the fundamental principles described below.

•	The consultants do not have any direct or indirect interest in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interest.

•	To the best of the consultants’ knowledge and belief, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.

•	The report presents all the limiting conditions imposed by the adopted methodologies, which affect the analyses, opinions and conclusions contained therein.

•	APSIS professional fees are not in any way whatsoever subject to the conclusions of this report.

•

APSIS assumes full responsibility for the matter of Appraisal Engineering, including implicit appraisals, and for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.

•	In this report, it is assumed that the information received from third parties is correct, and the sources thereof are contained in said report.

•	The report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.

•

For projection purposes, we start with the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the companies in question, other than those listed in this report.

•

This Report complies with the specifications and criteria prescribed by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies and regulations, where applicable, such as: the Ministry of Treasury, the Central Bank of Brazil, Bank of Brazil, CVM (Brazilian Securities and Exchange Commission), SUSEP (Superintendence of Private Insurance), Income Tax Regulations (RIR), etc.

•

The managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions contained herein.

APSIS CONSULTORIA REPORT RJ-0325/09-01	4

3.	RESPONSIBILITY LIMITS

•

To prepare this report, APSIS used historic data and information, audited by third parties or unaudited, and unaudited projected data provided in writing or verbally by the company’s management or obtained from the sources mentioned. Therefore, APSIS has assumed as true the data and information obtained for this report and does not have any responsibility in connection with its truthfulness.

•	The scope of this work did not include an audit of the financial statements or a revision of the work performed by the company’s auditors.

•

Our work was developed for use by the applicant in connection with the previously described objectives. Therefore, it may be disclosed as part of the documents related to the acquisition of control of the BRASIL TELECOM

Group, and the mention of this work in related publications is authorized. It may also be filed with the Brazilian Securities and Exchange Commission - CVM and with the U.S. Securities and Exchange Commission - SEC, as well as made available to shareholders and third parties, including through the websites of the involved companies.

•	We emphasize that understanding of the conclusion of this report will take place by reading it and its attachments in full. Therefore, conclusions from partial reading should not be drawn.

•	Our work was developed to be used by COARI and the other companies involved in the project, aiming at the previously described objective.

•	We do not take responsibility for occasional losses to COARI or to other parties as a result of the use of data and information provided by the company and contained herein.

APSIS CONSULTORIA REPORT RJ-0325/09-01	5

4.	APPRAISAL METHODOLOGY

Analysis of the previously mentioned supporting documents designed to ascertain whether bookkeeping was accurately conducted and was in compliance with the legal, regulatory, normative, statutory and contractual provisions which govern the matter, within the scope of “Generally Accepted Accounting Principles and Conventions”.

We examined the balance sheet of BRTO, as well as all other documents required for the preparation of this report, which was prepared on the basis of BRTO’s balance sheet for the period ended May 31, 2009.

It was ascertained that the assets and liabilities of BRTO have been duly accounted for.

APSIS CONSULTORIA REPORT RJ-0325/09-01	6

5.	NET EQUITY APPRAISAL

We examined the account books of BRTO, as well as all other documents required for the preparation of this report.

We contemplated the following subsequent events to occur after the base date of this report:

•	Merger of COPART 2 PARTICIPAÇÕES S.A. (COPART 2) on July, 31, 2009, as per appraisal report prepared by APSIS (RJ-0190/09-04);

•	Merger of BRASIL TELECOM PARTICIPAÇÕES S.A. (BRTP) on September, 30, 2009, as per appraisal report prepared by APSIS (RJ-0278/09-01);

•

Goodwill amortization expenses to be recorded for the months of August, September and October 2009, in the amount of R$ 186,666,757.92 (one hundred eighty six million, six hundred and sixty six thousand, seven-hundred and fifty seven reais and ninety two centavos);

•

Reversion of goodwill provisions made in the merged company (COPART 2 and BRTP), in the amount of R$ 70,336,848.76 (seventy million, three hundred and thirty six thousand, eight hundred and fourty eight reais and seventy six centavos), according to CVM Instruction No. 319/099, article 6, paragraph 1, and alterations made by CVM Instruction 349/01.

The experts have ascertained that the book net equity value of BRTO, after giving effect to the occurrence of the above-described events stated on the pro forma balance sheet presented on the following page is R$ 11,115,033,954.78 (eleven billion, one hundred and fifteen million, thirty three thousand, nine hundred and fifty four reais and seventy eight centavos), as of May 31, 2009.

APSIS CONSULTORIA REPORT RJ-0325/09-01	7

BRASIL TELECOM S.A.		FINANCIAL STATEMENTS AS OF MAY 31, 2009
BALANCE SHEET (REAIS)		BALANCE	ADJUSTMENTS *	PRO FORMA
TOTAL ASSETS		16,893,641,611.65	5,942,663,653.99	22,836,305,265.64

CURRENT ASSETS		4,420,792,764.17	398,988,034.80	4,819,780,798.97

LONG TERM ASSETS		4,022,569,708.59	1,495,722,248.82	5,518,291,957.41

FIXED ASSETS		8,450,279,138.89	4,047,953,370.37	12,498,232,509.26

Investments		3,939,954,113.29	2,024,160.58	3,941,978,273.87

- Investment in Shares:		3,936,098,488.20	2,024,160.58	3,938,122,648.78
- Nova Tarrafa Participações Ltda.		0.00	1,742,587.87	1,742,587.87
- Nova Tarrafa Inc.		0.00	281,572.71	281.572,71
- 14 Brasil Telecom Celular S.A.	100.0000%	3,001,483,014.68	0.00	3,001,483,014.68
- Brt Serviços de Internet S.A.	100.0000%	340,485,166.43	0.00	340,485,166.43
- Brt Comunicação Multimídia Ltda.	90.4591%	254,560,279.52	0.00	254,560,279.52
- Brasil Telecom Cabos Submarinos Ltda.	100.0000%	277,936,182.66	0.00	277,936,182.66
- Internet Group do Brasil S.A.	13.6450%	33,207,674.95	0.00	33,207,674.95
- Brasil Telecom Cal Center S.A.	100.0000%	18,316,176.61	0.00	18,316,176.61
- VANT Telecomunicações S.A.	100.0000%	2,215,986.06	0.00	2,215,986.06
- Brt Card Serviços Financeiros Ltda.	100.0000%	7,894,007.29	0.00	7,894,007.29
- Goodwill (fixed assets and license)		0.00	0.00	0.00
- Amort. Of Goodwill (fixed assets and license)		0.00	—	—
- Provision for Maintenance of Asset Approach Integrity		0.00	—	—
- Other Investments		3,855,625.09	0,00	3,855,625.09

Property, Plant and Equipment		3,982,482,124.89	1,830,052,636.85	5,812,534,761.74

Intangible		527,842,900.71	2,215,876,572.94	2,743,719,473.65

*	Considering the mergers with COPART 2 and BRTP with amortization adjustments and reversion of goodwill provision.

APSIS CONSULTORIA REPORT RJ-0325/09-01	8

BRASIL TELECOM S.A.	FINANCIAL STATEMENTS AS OF MAY 31, 2009

BALANCE SHEET (REAIS)	BALANCE	ADJUSTMENTS *	PRO FORMA
TOTAL LIABILITIES	11,566,774,307.71	154,497,003.15	11,721,271,310.86

CURRENT LIABILITIES	4,504,676,287.96	142,983,997.90	4,647,660,285.86

LONG TERM LIABILITIES	7,062,098,019.75	11,513,005.25	7,073,611,025.00

EQUITY	5,326,867,303.94	5,788,166,650.84	11,115,033,954.78

Share Capital	3,470,758,351.96	260,300,598.32	3,731,058,950.28
Capital reserve	1,485,657,985.26	5,644,195,961.69	7,129,853,946.95
- Special Reserve for Goodwill	0.00	4,228,225,871.30	4,228,225,871.30
- Special Reserve for Net Assets	0.00	1,415,970,090.39	1,415,970,090.39
- Other Capital Reserve	1,485,657,985.26	0.00	1,485,657,985.26
Profit Reserves	1,431,947,532.02	0.00	1,431,947,532.02
Accumulated Profit or Loss	(912,073,265.58)	(116,329,909.17)	(1,028,403,174.75)
Treasury Stocks	(149,423,299.72)	0.00	(149,423,299.72)

Outstanding Shares	547,718,733		589,788,990
Value per Share	9.725553		18.845781

* Considering the mergers with COPART 2 and BRTP with amortization adjustments and reversion of goodwill provision.

APSIS CONSULTORIA REPORT RJ-0325/09-01	9

6.	CONCLUSION

In the light of the audit performed of the previously mentioned documents and on the basis of APSIS’ analyses, the experts have concluded that the book net equity value of BRTO, having contemplated the previously mentioned subsequent events, is equivalent to R$ 11,115,033,954.78 (eleven billion, one hundred and fifteen million, thirty three thousand, nine hundred and fifty four reais and seventy eight centavos) or R$ 18.845781 (eighteen reais and eighty-four point five, seven, eight, one centavos) per share, as of May 31, 2009.

Having concluded Report RJ-0325/09-01, which consists of 11 (eleven) pages typed on one side and 02 (two) attachments and reproduced in 03 (three) original counterparts, APSIS Consultoria Empresarial Ltda., CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, a company specializing in the appraisal of assets, legally represented by the signatories below, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, September 10, 2009.

RICARDO DUARTE CARNEIRO MONTEIRO Managing Partner	LUIZ PAULO CESAR SILVEIRA Director	WASHINGTON FERREIRA BRAGA Accountant (CRC/RJ 024100-6 / CVM 6734)

APSIS CONSULTORIA REPORT RJ-0325/09-01	10

7.	LIST OF ATTACHMENTS

1.	SUPPORTING DOCUMENTS

2.	GLOSSARY

SÃO PAULO – SP Alameda Franca, 1467, 44 São Paulo - SP CEP: 01422-001 Tel.: + 55 11 2626.0510	RIO DE JANEIRO – RJ Rua São José, 90, grupo 1802 Centro, CEP: 20010-020 Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

APSIS CONSULTORIA REPORT RJ-0325/09-01	11

ATTACHMENT 1

SUPPORTING DOCUMENTS

Brasil Telecom Participações S,A

Verification balance

May/2009

VERIFICATION BALANCE	Actual balance
CLOSING VERIFICATION	—
100000000 - TOTAL ASSETS	16,893,641,611.65
1110000000 - CURRENT ASSETS	4,420,792,764.17
111000000 - CASH ANS CASH EQUIVALENTS	671,717,489.96
112100000 - ACCOUNTS RECEIVABLE - SERVICES PROVIDED	1,852,399,741.78
112200000 - ACCOUNTS RECEIVABLE - GOODS SOLD	567,470.59
112300000 - OTHER ACCOUNTS RECEIVABLE	86,027,566.58
112400000 - TAX CREDITS RECOVERABLE / TO OFFSET	895,148,699.76
112500000 - FINANCIAL INVESTMENTS IN SECURITIES AND/OR FUNDS	66,432,208.20
112700000 - ESCROW DEPOSITS	719,758,101.65
112800000 - FINANCIAL INVESTMENTS	16,837,419.96
113100000 - FINANCIAL INVESTMENTS FOR THE NEXT PERIOD	85,331,364.94
113300000 - ASSETS FOR SALE	753,615.28
113400000 - MAINTENANCE INVENTORIES	2,333,303.76
113500000 - ADVANCES TO SUPPLIERS	23,485,781.71
120000000 - LONG-TERM MONETARY REALIZABLE RIGHTS	4,022,569,708.59
122000000 - LONG-TERM MONETARY REALIZABLE RIGHTS	4,016,431,734.90
122100000 - ACCOUNTS RECEIVABLE - SERVICES PROVIDED	8,073,489.35
122300000 - ADVANCES OF OTHER ACCOUNTS RECEIVABLE	112,940,155.97
122400000 - TAX CREDITS RECOVERABLE / TO OFFSET	1,421,466,334.91
122500000 - FINANCIAL INVESTMENTS IN SECURITIES AND/OR FUNDS	10,666,977.70
122700000 - ESCROW DEPOSITS	2,457,259,693.30
122800000 - FINANCIAL INVESTMENTS	6,025,083.67
123000000 - MONETARY REALIZABLE RIGHTS - LONG-TERM	6,137,973.69
123100000 - FINANCIAL INVESTMENTS FOR THE NEXT PERIOD	6,137,912.68
123700000 - CAPITALIZABLE INVESTMENTS	61.01
131000000 - INVESTIMENTS	3,947,311,849.69
132000000 - PROPERTY, PLANT AND EQUIPMENT	27,724,150,498.35
136000000 - DEPRECIATION AND AMORTIZATION	(23,221,183,209.15)
200000000 - TOTAL LIABILITIES	(16,893,641,611.65)
210000000 - CURRENT LIABILITIES	(4,504,676,287.96)
212000000 - CURRENT MONETARY LIABILITIES	(4,504,676,287.96)
212100000 - PAYROLL AND RELATED ACCRUALS	(84,646,640.39)
212200000 - MATERIALS AND SERVICES	(1,202,278,012.17)
212400000 - TAXES	(800,076,932.65)
212500000 - CAUTIONS/RETENTIONS/THIRD PARTY CONSIGNATIONS	(92,124,743.23)
212600000 - PROFIT SHARING PAYABLE	(329,727,677.30)
212700000 - OTHER LIABILITIES	(500,397,383.14)
212710000 - PROVISIONS FOR CONTINGENCIES	(372,151,256.44)
212720000 - PROVISIONS FOR PENSION FUND	(40,076,336.67)
212730000 - ADVANCES FROM THIRD PARTIES	(27,259,557.22)
212740000 - PENSION FUND	(40,606.54)
212780000 - OTHER LIABILITIES	(60,869,626.27)
212800000 - LOANS AND FINANCING	(1,495,424,899.08)
220000000 - LONG-TERM LIABILITIES	(7,062,098,019.75)
222000000 - LONG-TERM MONETARY LIABILITIES	(7,054,124,379.09)
222100000 - PAYROLL AND RELATED ACCRUALS	—
222400000 - TAXES	(481,999,344.11)
222700000 - OTHER LIABILITIES	(2,956,480,730.09)
222710000 - PROVISIONS FOR CONTINGENCIES	(2,312,621,365.29)
222720000 - OTHER PROVISIONS	(607,506,531.47)
222723000 - PROVISIONS FOR PENSION FUND	(607,506,531.47)
222730000 - ADVANCES FROM THIRD PARTIES	(34,055,306.83)
222740000 - PENSION FUND - LONG TERM	(572,526.70)
222780000 - OTHER LIABILITIES	(1,724,999.80)
222800000 - LOANS AND FINANCING	(3,615,644,304.89)
212000000 - NON MONETARY LIABILITIES - LONG TERM	(7,973,640.66)
223700000 - CAPITALIZABLE RESOURCES	(7,973,640.66)
250000000 - SHAREHOLDERS’ EQUITY	(5,326,867,303.94)
251000000 - SHARE CAPITAL	(3,470,758,351.96)
252100000 - CAPITAL RESERVES	(1,485,657,985.26)
252300000 - PROFIT RESERVES	(1,431,947,532.02)
253000000 - RETAINED EARNINGS	912,073,265.58
254000000 - TREASURY SHARES	149,642,646.16
256000000 - STOCK OPTIONS	(219,346.44)

Brasil Telecom Participações S,A

Verification balance

May/2009

VERIFICATION BALANCE	Actual balance
300000000 - EXPENSES	—
310000000 - OPERATING EXPENSES	—
311000000 - COST OF SERVICES PROVIDED	2,034,155,992.89
312000000 - SELLING EXPENSES	568,938,613.62
313000000 - GENERAL NAD ADMINISTRATIVE EXPENSES	264,150,667.68
314000000 - INFORMATION TECHNOLOGY	124,024,346.77
350000000 - OTHER OPERATING EXPENSES	2,232,681,244.55
360000000 - FINANCIAL EXPENSES	253,543,661.49
370000000 - NON-OPERATING EXPENSES	14,510,729.35
380000000 - DEDUCTIONS / STAKEHOLDINGS	1,105,560,093.19
381000000 - CORPORATE TAX	(325,636,740.92)
382000000 - SOCIAL CONTRIBUTION	(115,327,689.17)
385000000 - GROSS REVENUE DEDUCTIONS	1,546,524,523.28
400000000 - REVENUES	—
410000000 - VOICE COMMUNICATION SERVICES	(4,612,874,407.40)
420000000 - DATA TRANSMISSION SERVICES	(245,790,452.16)
430000000 - INTERNET SERVICES	(1,407,023,348.21)
440000000 - OTHER REVENUES FROM MAJOR ACTIVITIES	(2,326,669.72)
449000000 - OTHER REVENUES FROM ACTIVITIES	(2,872,167.24)
450000000 - OTHER OPERATING REVENUES	(203,900,367.92)
460000000 - FINANCIAL INCOME	(132,593,068.32)
470000000 - NON-OPERATING - REVENUE	(8,460,626.38)
480000000 - DISCOUNTS	941,864,316.53

ATTACHMENT 2

GLOSSARY

GLOSSARY

ASSETS APPROACH - valuation methodology in which all assets and liabilities (including unregistered ones) have their value adjusted according to their market values.

BETA - measurement of a stock systematic risk, price trend of a certain stock to be related to changes in a certain index.

BUSINESS RISK - uncertainty level for realizing future returns expected for the business, which do not result from financial leverage.

CAPITAL STRUCTURE - breakdown of the capital invested in a company, including own capital (equity) and third-party capital (indebtedness).

CAPITALIZATION - conversion of a simple period of economic benefits into value.

CAPITALIZATION RATE - any divisor used for converting economic benefits into value in a simple period.

CAPM - Capital Asset Pricing Model - model in which the cost of capital for any stock or group of stocks is equivalent to the risk-free rate added to a risk premium, provided by the systematic risk of the stock or group of stocks under analysis.

CASH FLOW - cash generated by an asset, group of assets or company during a certain period of time. Usually, such term is complemented by a qualification, depending on the context (operating, non-operating, etc)

COMPANY - commercial, industrial, service or investment entity performing an economic entity.

CONSTRUCTION EQUIVALENT AREA - constructed area on which the corresponding construction unit cost equivalence is applied, as provided by the principles of NB-140 of ABNT (Brazilian Association of Technical Rules).

CONTROL - power to direct the company’s management.

CONTROLLING PREMIUM - value or percentage of a controlling stocks pro rata value over the non-controlling stocks pro rata value, which reflect controlling power.

COST OF CAPITAL - expected return rate required by the market for attracting funds for a determined investment.

CURRENT VALUE - value for replacing an existing asset for a new one, depreciated according its physical conditions.

DISCOUNT FOR LACK OF CONTROL - value or percentage deducted from the 100%-pro rata value of a company value, which reflects the lack of part or whole control.

DISCOUNT FOR LACK OF LIQUIDITY - value or percentage deducted from the 100% pro rata value of a company value, which reflects the lack of liquidity.

DISCOUNT RATE - any divisor used for converting a future economic benefit flow into present value.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

ECONOMIC BENEFIT - benefits such as revenues, net income, net cash flow, etc.

ELECTRIC DAMAGE VALUE - estimation of the cost for repairing or replacing the parts of an asset in case of electric damage. Values are scheduled in percentages of the Replacing Value and were calculated through manual analysis of the equipment and the repairing maintenance expertise of APSIS’ technicians.

APSIS CONSULTORIA	1

FAIR MARKET VALUE - value for which a certain asset changes ownership between a potential seller and a potential buyer, when both parties are aware of relevant facts and none of them are under pressure to make the deal.

GOODWILL - intangible asset referring to name, reputation, client portfolio, loyalty, localization and other similar items that cannot be identified separately.

HOMOGENIZED AREA - usable, private or constructed area with mathematical treatments for valuation purposes, according to criteria set forth by APSIS, based on the real state market.

INCOME APPROACH - valuation methodology by converting to present value expected economic benefits.

INSURANCE MAXIMUM VALUE -the maximum value of an asset for which it is advisable to insure it. Such criterion establishes that the asset which depreciation is higher than 50% should have a Insurance Maximum Value equivalent to twice the Current Value; and, an asset which depreciation is lower than 50%, should have a Insurance Maximum Value equivalent to the Replacing Value.

INSURANCE VALUE -the value for which the insurance company assumes the risks, excluding land and foundations, except in special cases.

INTANGIBLE ASSETS - non-physical assets such as brands, patents, rights, contracts, industrial secrets that provide the owner with rights and values.

INTERNAL RETURN RATE - discount rate in which the present value of the future cash flow is equivalent to the investment cost.

INVESTED CAPITAL - sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debts with short and long term interest to be specified in the valuation context.

INVESTED CAPITAL CASH FLOW - cash flow generated by the company to be reverted to financers (interests and amortizations) and shareholders (dividends) after operating costs and expenses and capital expenditures.

INVESTMENT VALUE - value for a particular investor, based on particular interests for a certain asset such as synergy with other companies of a investor, different perceptions of risk and future performances, etc.

ISSUE DATE - date on which the valuation report is issued, when valuation conclusions are presented to the client.

LEVERAGED BETA - beta value reflecting the indebtedness in the capital structure.

LIQUIDATION VALUE - the value of a sale in the market, out of its original productive process. In other words, it is the value that would be verified in case the asset was deactivated and put up for sale separately, considering costs of disassembly or demolition (in case of real estate), storage and transportation.

LIQUIDITY - capacity to rapidly convert a certain asset into cash or into a debt payment.

MARKET APPROACH - valuation methodology, which utilizes multiples that result from the sale price of similar assets.

MARKET NET EQUITY - see assets approach.

MULTIPLE - market value of a company, stock or invested capital, divided by a company’s measurement (revenues, income, client volume, etc.).

APSIS CONSULTORIA	2

NON-OPERATING ASSETS – assets that are not directly related to the company operating activity (whether they generate revenue or not) and that may be sold without affecting its operation.

OPERATING ASSETS – assets that are necessary for the company’s operations.

PERPETUITY VALUE – value at the end of the projective period to be added to the cash flow.

PRESENT VALUE – value of a future economic benefit on a specific date, calculated by the application of a discount rate.

PRIVATE AREA – usable area including building elements (such as walls, columns, etc.) and elevators hall (in some cases).

REFERENCE DATE – specific date (day, month and year) to apply the valuation.

RESIDUAL VALUE – the value of a new or old asset projected for a certain date, limited to the date on which such asset turns into scrap, considering that during such period of time, the asset will be operating.

REPLACING VALUE (FOR A NEW ASSET) – value based on the price (usually at market current prices) or replacing an asset for a new equal or similar one.

SCRAP VALUE – the asset value at the end of its useful life, considering its disassembly or demolition value (in case of real estate), storage and transportation.

SUPPORTING DOCUMENTATION – discount rate is a return rate used to convert into present value a payable or receivable amount.

TANGIBLE ASSETS – physical assets such as lands, constructions, machines and equipment, furniture and appliances, etc.

USEFUL AREA – usable area of real estate, measured by the internal face of its walls.

USEFUL LIFE – period of time during which an asset may generate economic benefits

VALUATION – act or process through which the value of a company, stock interest or other asset is determined.

VALUATION METHODOLOGY – the approaches used for preparing value calculations in order to indicate the value of a company, stock interest or other asset.

VALUE – price denominated in monetary quantity.

WACC (Weighted Average Cost of Capital) – model in which the cost of capital is determined by the weighted average of the value.

APSIS CONSULTORIA	19

Attachment II

Appraisal of the Net Worth of BrT and Coari at Market Prices

APPRAISAL REPORT RJ-0325/09-02 1/3 COPIES

REPORT:	RJ-0278/09-02
BASE DATE:	May 31, 2009
APPLICANT:

TELE NORTE LESTE PARTICIPAÇÕES S.A., with its head office located at Rua Humberto de Campos, 425, 8º andar, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ) under number 02.558.134/0001-58, hereinafter referred to as TNL.

OBJECTS:

BRASIL TELECOM S.A., with its head office located at SIA Sul, Lote D, Bloco B 1º andar, SIA, Brasília, Distrito Federal, registered with the General Roster of Corporate Taxpayers (CNPJ) under number 76.535.764/0001-43, hereinafter referred to as BrT, and;

COARI PARTICIPAÇÕES S.A., with its head office located at Rua Humberto de Campos, n° 425, 8º andar (parte), Bairro Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ) under number 04.030.087/0001-09, hereinafter referred to as COARI.

PURPOSE:	Calculation of the Net Equity of both BrT and COARI, following the appraisal of the equity of each of these companies pursuant to the same criteria and as of the same date, at market prices, for the purposes of article 264 of Law number 6,404 of 12/15/1976 (Corporate Law).

APSIS CONSULTORIA	1
REPORT RJ-0325/09-02

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL Ltda. (APSIS) was hired by TNL to calculate the Net Equity of each of BrT and COARI, following the appraisal of the equity of each of these companies pursuant to the same criteria and as of the same date, at market prices, for the purposes of article 264 of Law number 6,404 of 12/15/1976 (Corporate Law).

The technical procedures used in this report are in accordance with the criteria set forth by appraisal standards. Appraisal calculations to assess the value of assets were devised on the basis of the income, asset and market approaches.

This report presents the market values of the companies’ assets and liabilities used to adjust the book Net Equity of each of BrT and COARI through asset approaches.

APSIS CONSULTORIA	2
REPORT RJ-0325/09-02

ACQUISITION OF THE BRASIL TELECOM GROUP: SUMMARY OF THE OPERATION

On January 8, 2009, TELEMAR NORTE LESTE S.A. (“TMAR”) acquired, through its subsidiary COPART 1 PARTICIPAÇÕES S.A. (“COPART 1”), the shareholding control of Brasil Telecom Participações S.A. (“BrT PART”) and BrT, indirectly becoming owner of 81,092,986 ordinary shares issued by BrT PART, which is equivalent to 61.2% of the voting capital.

The required investment for the acquisition was R$ 5,371,098,527.04 (five billion, three hundred and seventy-one million, ninety-eight thousand, five hundred and twenty-seven reais and four centavos), which represents the amount of R$ 77.04 (seventy-seven reais and four centavos) per share, in connection with an agreed upon price of R$ 5,863,495,791.40 (five billion, eight hundred and sixty-three million, four hundred and ninety-five thousand, seven hundred and ninety-one reais and forty centavos) updated for the daily average variation of the Interbank Deposit Certificate (CDI) less the net debt of R$ 998,053,465.69 (nine hundred and ninety-eight million, fifty-three thousand, four hundred and sixty-five reais and sixty-nine centavos) of INVITEL S.A. (“INVITEL”), which entity was subsequently merged into COPART 1, and finally adjusted for the stated revenues between January 1st, 2009 and the closing date.

The acquisition of BrT and its subsequent integration into TMAR`s operations, will give rise to a telecommunications company with 100% national shareholder control, present throughout the Brazilian territory and with the managerial, operational and financial capacity to expand its operations, including on an international basis.

As described in the Material Fact “Change of Shareholder Control”, published on January 8, 2009, the following steps will be followed:

1.	Conclusion of Mandatory Public Offerings for the Acquisition of Shares;

2.	Corporate reorganization of the companies involved in the operation;

3.	Approval, introduction or registration of various regulatory bodies;

4.	Creation of one or more American Depositary Share programs by TMAR.

APSIS CONSULTORIA	3
REPORT RJ-0325/09-02

APSIS CONSULTORIA	4
REPORT RJ-0325/09-02

SUMMARY OF RESULTS

The tables below present an overview of the Net Equity at market prices of the companies involved in the operation, as of the base date of this report:

BRASIL TELECOM S.A.		FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)		Balance as of 5/31/2009 *	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS		4,819,781	(37,454)	4,782,327

LONG TERM ASSETS		5,518,292	(6,138)	5,512,154

FIXED ASSETS		12,498,233	17,454,680	29,952,913

Investment		3,941,978	636,980	4,578,959

- Investment in Shares:		3,938,123	640,836	4,578,959
- Nova Tarrafa Participações Ltda.	100.0000%	1,743	(3,724)	(1,981)
- Nova Tarrafa Inc.	100.0000%	282	(349)	(67)
- 14 Brasil Telecom Celular S.A.	100.0000%	3,001,483	513,319	3,514,802
- Brasil Telecom Serviços de Internet S.A.	100.0000%	340,485	23,792	364,277
- Brasil Telecom Comunicação Multimídia Ltda.	90.4591%	254,560	52,390	306,950
- Brasil Telecom Cabos Submarinos Ltda.	100.0000%	277,936	38,994	316,930
- Internet Group do Brasil S.A.	13.6450%	33,208	16,433	49,641
- Brasil Telecom Cal Center S.A.	100.0000%	18,316	(18)	18,298
- VANT Telecomunicações S.A.	100.0000%	2,216	—	2,216
- Brasil Telecom Card Serviços Financeiros Ltda.	100.0000%	7,894	—	7,894
- Goodwill (fixed assets and license)		—	—	—
- Amort. Of Goodwill (fixed assets and license)		—	—	—
- Provision for Maintenance of Asset Approach Integrity		—	—	—
- Other Investments		3,856	(3,856)	(0)

Property, Plant and Equipment		5,812,535	4,922,797	10,734,876

- Work in Progress		285,178	—	285,178
- Automatic Equipment		157,428	1,022,182	1,179,610
- Transmission Equipment		1,250,561	3,206,450	4,457,011
- Communication Data Equipment		648,310	981,262	1,629,572
- Infrastructure		973,998	421,206	1,395,204
- Terminals		33,846	90,256	124,102
- Land		83,055	154,775	237,831
- Buildings		342,973	687,902	1,030,875
- General Goods		207,588	188,361	395,494
- Goodwill from Property, Plant and Equipment		2,105,290	(2,105,290)	—
- Goodwill Amort. from Property, Plant and Equipment		(275,693)	275,693	—

Intangible		2,743,719	11,894,903	14,638,622

- Goodwill		7,358	—	7,358
- Data Processing System		468,506	—	468,506
- Brands and Patents		343	—	343
- Regulatory License		51,636	14,110,779	14,162,415
- Goodwill from License		6,867,895	(6,867,895)	—
- Goodwill Amortization from License		(350,611)	350,611	—
- Provision for Maintenance of Asset Approach Integrity		(4,301,407)	4,301,407	—

TOTAL ASSETS		22,836,305	17,411,088	40,247,393

*	After giving effect to the merger of COPART 2 and BrT with an amortization adjustment and reversion of goodwill provision.

BRASIL TELECOM S.A.	FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)	Balance as of 5/31/2009 *	Market Adjustments	ADJUSTED BALANCE
CURRENT LIABILITIES	4,647,660	(16,313)	4,631,347

Loans and Financing	1,420,555	—	1,420,555
Debentures	74,961	—	74,961
Accounts Payable	1,202,611	(16,313)	1,186,298
Interest, Taxes and Contributions	830,945	—	830,945
Dividends Payable	362,471	—	362,471
Personnel, Social Benefits and Charges	84,651	—	84,651
Related Party Consignations	92,125	—	92,125
Provision for Contingencies	372,366	—	372,366
Provision for Pension and Other Benefits	40,117	—	40,117
Advance to Clients	27,260	—	27,260
Other Accounts Payable	139,600	—	139,600

LONG TERM LIABILITIES	7,073,611	(536,132)	6,537,479

Loans and Financing	2,535,644	—	2,535,644
Debentures	1,080,000	—	1,080,000
Interest, Taxes and Contributions	490,265	(561,252)	(70,987)
Provision for Contingencies	2,315,868	25,120	2,340,988
Provision for Pension and Other Benefits	608,079	—	608,079
Advance to Clients	34,055	—	34,055
Other Accounts Payable	9,700	—	9,700

EQUITY	11,115,034	17,963,533	29,078,567

Share Capital	3,731,059	—	3,731,059
Capital reserve	7,129,854	(4,228,226)	2,901,628
- Special Reserve for Goodwill	4,228,226	(4,228,226)	—
- Special Reserve for Net Assets	1,415,970	—	1,415,970
- Other Capital Reserve	1,485,658	—	1,485,658
Profit Reserves	1,431,948	—	1,431,948
Accumulated Profit or Loss	(1,028,403)	—	(1,028,403)
Treasury Stocks	(149,423)	—	(149,423)
Market Adjustments	—	22,191,759	22,191,759

TOTAL LIABILITIES	22,836,305	17,411,088	40,247,393

*	After giving effect to the merger of COPART 2 and BrT with an amortization adjustment and reversion of goodwill provision.

APSIS CONSULTORIA	5
REPORT RJ-0325/09-02

COARI PARTICIPAÇÕES S.A.		FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)		Balance as of 5/31/2009 *	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS		14,264	—	14,264

Available Funds		2	—	2
Dividends and Interest Receivable		14,262	—	14,262

LONG TERM ASSETS		1	—	1

Advance to Future Capital Gain		1	—	1

FIXED ASSETS		11,885,293	2,445,468	14,330,761

Investments		11,885,293	2,445,468	14,330,761
Investment in Shares:		11,885,293	2,445,468	14,330,761
- Copart 1		—	—	—
- Copart 2		—	—	—
- Brasil Telecom S.A.	49.2829%	5,477,811	8,852,950	14,330,761
- Brasil Telecom Participações S.A.		—	—	—
- Goodwill from Property, Plant and Equipment		6,628,828	(6,628,828)	—
- Goodwill Amort. from Property, Plant and Equipment		(221,346)	221,346	—
Property, Plant and Equipment		—	—	—
Intangible		—	—	—

TOTAL ASSETS		11,899,559	2,445,468	14,345,026

*	Considering capital increase of COARI, capitalization of AFAC of R$ 3.683.934.973,95 and effects of the merger of BrT Part with BrT.

COARI PARTICIPAÇÕES S.A.	FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)	Balance as of 5/31/2009 *	Market Adjustments	ADJUSTED BALANCE
CURRENT LIABILITIES	13,937	—	13,937

Dividends Payable	13,942	—	13,942
Provision for Liability (Copart 3)	2	—	2
Other	(6)	—	(6)

LONG TERM LIABILITIES	261	—	261

Loans and Financing	261	—	261
Advance to Future Capital Gain	—	—	—

EQUITY	11,885,360	2,445,468	14,330,828

Share Capital	12,334,064	—	12,334,064
Capital Reserve	—	—	—
- Special Reserve for Goodwill	—	—	—
- Special Reserve for Net Assets	—	—	—
- Other Capital Reserve	—	—	—
Profit Reserves	748	—	748
Accumulated Profit or Loss	(449,452)	—	(449,452)
Market Adjustments	—	2,445,468	2,445,468

TOTAL LIABILITIES	11,899,559	2,445,468	14,345,026

*	Considering capital increase of COARI, capitalization of AFAC of R$ 3.683.934.973,95 and effects of the merger of BrT Part with BrT.

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VALUE (MILLIONS OF REAIS)	COARI X BrT
RELEVANT ACCOUNTS	PRO FORMA BALANCE		ASSET APPROACH
	COARI	BRTO	COARI	BRTO
ASSETS	11,899.56	22,836.31	14,345.03	40,247.39

CURRENT ASSETS	14.26	4,819.78	14.26	4,782.33
LONG TERM ASSETS	0.00	5,518.29	0.00	5,512.15
FIXED ASSETS	11,885.29	12,498.23	14,330.76	29,952.91

LIABILITIES	11,899.56	22,836.31	14,345.03	40,247.39

CURRENT LIABILITIES	13.94	4,647.66	13.94	4,631.35
LONG TERM LIABILITIES	0.26	7,073.61	0.26	6,537.48
EQUITY	11,885.36	11,115.03	14,330.83	29,078.57

TOTAL NUMBER OF SHARES	290,665,050	603,020,546	290,665,050	603,020,546

R$ PER SHARE *	40.890227	18.845781	49.303580	49.303340

EXCHANGE RATIO	0.460887	1.000000	0.999995	1.000000

Obs.: Number of COARI shares per 1 BrT share.

*	Considering adjustment to treasury stock.

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TABLE OF CONTENTS

1. INTRODUCTION	9

2. PRINCIPLES AND QUALIFICATIONS	10

3. RESPONSIBILITY LIMITS	11

4. APPRAISAL METHODOLOGY	12

5. PROFILE OF THE BRASIL TELECOM GROUP	14

6. GENERAL APPRAISAL CRITERIA	20

7. APPRAISAL OF THE NET EQUITY AT MARKET PRICE OF BRT AND COARI	38

8. CONCLUSION	46

9. LIST OF ATTACHMENTS	47

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1.	INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda. (APSIS) was appointed by TNL to calculate the Net Equity of each of BrT and COARI, following the appraisal of the equity of both companies pursuant to the same criteria and as of the same date, at market prices, for the purpose of article 264 of Law No. 6,404 of 12/15/1976 (Corporate Law).

In preparing this report, data and information supplied by third parties were used, in the form of documents and verbal interviews with the clients. The estimates used in this process are based on documents and information which include, among others, the following:

•	Bylaws or Articles of Incorporation of the companies;

•	Financial statements of the group’s companies;

•	Organization chart and corporate holdings;

•	List of permanent assets;

•	IAN (Annual Reports) and ITR (Quarterly Reports) of the companies;

•	Set of architectural plans;

•	Areas chart; and

•	Documents with technical specifications of the equipment appraised.

Inspections of the operational sites were conducted in March and April 2009.

The APSIS team responsible for the coordination and performance of this report consists of the following professionals:

•	ANA CRISTINA FRANÇA DE SOUZA

Civil Engineer

Post-graduated in Accounting Sciences (CREA/RJ 91.1.03043-4)

•	AMILCAR DE CASTO

Project Manager

•	CARLOS SANCHES

BS in finance

•	FELLIPE FRANCO

Economist

•	CESAR DE FREITAS SILVESTRE

Accountant (CRC/RJ 044779/O-3)

•	LUIZ PAULO CESAR SILVEIRA

Mechanical Engineer

Master of Business Management

(CREA/RJ 89.1.00165-1)

•	MARGARETH GUIZAN DA SILVA OLIVEIRA

Civil Engineer, (CREA/RJ 91.1.03035-3)

•	RICARDO DUARTE CARNEIRO MONTEIRO

Civil engineer

Post-graduated in Economic Engineering (CREA/RJ 30137-D)

•	SÉRGIO FREITAS DE SOUZA

Economist (CORECON/RJ 23521-0)

•	WASHINGTON FERREIRA BRAGA

Accountant (CRC/RJ 024100-6 / CVM 6734)

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2.	PRINCIPLES AND QUALIFICATIONS

This report strictly complies with the fundamental principles described below.

•	The consultants and appraisers have no personal bias towards the subject matter involved in this report nor do they derive any advantages from it.

•	The professional fees of APSIS are not, in any way, subject to the conclusions of this report.

•	The report was prepared by APSIS and no one, other than the consultants themselves, prepared the analyses and respective conclusions.

•	In this report, it is assumed that the information received from third parties is correct, and the sources thereof are contained in said report.

•	To the best knowledge and belief of the consultants, the analyses, opinions and conclusions presented in this report are based on data, diligence, research and surveys that are true and correct.

•

APSIS assumes full responsibility for the matter of Appraisal Engineering, including implicit appraisals, and for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.

•

For projection purposes, we start from the premise of the nonexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the object of the relevant work, other than those listed in this report.

•

This report meets the specifications and criteria established by the standards of the Brazilian Association of Technical Standards (ABNT), the specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies, such as: the Treasury Department, the

Central Bank of Brazil, CVM (the Brazilian Securities and Exchange Commission), SUSEP (Private Insurance Superintendence), etc.

•	The report presents all the restrictive conditions imposed by the methodologies adopted, which affect the analyses, opinions and conclusions contained in the same.

•

APSIS declares that it does not have any direct or indirect interest in the companies contemplated in this report, in their respective controllers, or in the operation to which the “Protocol and Justification” refer, there being no relevant circumstances which may characterize conflict or communion of interests, whether potential or actual, towards the issuance of this report.

•

In the course of our work, controllers and managers of the companies contemplated in this report did not direct, limit, hinder or practice any acts, which have or may have compromised access, use or knowledge of information, property, documents or work methodologies relevant to the quality of our conclusions.

•

The Report was prepared in strict compliance with the postulates set forth in the Professional Code of Ethics of CONFEA – Federal Council of Engineering, Architecture and Agronomy and of the Legal Institute of Engineering.

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3.	RESPONSIBILITY LIMITS

•

To prepare this report, APSIS used historic data and information, audited by third parties or unaudited, and projected unaudited data supplied in writing or verbally by the companies’ management or obtained from the sources mentioned. Therefore, APSIS assumed as true the data and information obtained for this report and does not have any responsibility in connection with its truthfulness.

•	The scope of this work did not include an audit of the financial statements or a revision of the work performed by the companies’ auditors.

•

Our work was developed for use by the applicant in connection with the previously described objectives. Therefore, it may be disclosed as part of the documents related to the acquisition of control of the BRASIL TELECOM Group, and the mention of this work in related publications is authorized. It may also be filed with the Brazilian Securities and Exchange Commission – CVM and with the U.S. Securities and Exchange Commission – SEC, as well as made available to shareholders and third parties, including through the websites of the involved companies.

•	We emphasize that understanding the conclusion of this report will require reading it and its attachments in full. Therefore, conclusions from partial reading should not be drawn.

•

We are not responsible for occasional losses to the applicant, its shareholders, directors, creditors or to other parties as a result of the use of data and information supplied by the company and contained in this report.

•

The analyses and conclusions contained herein are based on several premises, held as of this date, of future operational projections, such as: macroeconomic factors, values used in the market, exchange rate variations, sale prices, volumes, market share, revenues, taxes, investments, operational margins, etc. Thus, future results may differ from any forecast or estimate contained in this report.

•	This appraisal does not reflect events and their respective impacts, occurring after the date of issue of this report.

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4.	APPRAISAL METHODOLOGY

ASSETS APPROACH - NET EQUITY AT MARKET PRICES

This methodology is derived from generally accepted accounting principles (GAAP), where financial statements are prepared based on the principle of historic or acquisition cost.

Due to this principle and to the fundamental principle of accounting, the book value of the assets of a company less the book value of its liabilities equals the book value of its net equity.

The application of this methodology contemplates, as a starting point, the book values of assets and liabilities and requires that some of these items be adjusted so as to reflect their probable realization values. The result from the application of this method may provide an initial basis for the estimate of the company’s value, as well as a useful basis of comparison with results from other methodologies.

On the other hand, the basic principles of economics allow us to create the following appraisal technique: the value defined for assets less the value defined for liabilities equals the value defined for a company’s net equity. From an appraisal perspective, the relevant value definitions are those appropriate to the purpose of the appraisal.

The assets approach, therefore, aims at appraising a company by adjusting of the book value (net balance) to respective fair market values. The assets and liabilities deemed relevant are appraised for their fair market value, with a comparison made between this value and its book value (net balance).

The general appraisal criteria applicable to the adjustment of assets subject to being appraised at market prices can be found in detail in Chapter 6 of this report.

After being duly analyzed, these adjustments are added to the book Net Equity value, in this way determining the company’s market value through the assets approach. The company’s fair market value is the Net Equity value after giving effect to the adjustments for the assets and liabilities appraised.

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It’s worth pointing out that the identification and quantification of liabilities that were neither recorded nor disclosed by the companies’ managements were not within the scope of our work.

The methodology and scope adopted in this assessment aimed at appraising the companies’ going concern values. Therefore, expenses incurred in asset realization or liability requirements, as well as related to the companies’ bankruptcy or liquidation processes were not contemplated in the calculations.

PRINCIPLE STEPS OF THE APPRAISAL

•	Reading and analysis of the companies’ balance sheets.

•	Analysis of asset and liability accounts recorded on the companies’ balance sheets, to identify accounts subject to adjustments, as well as calculations of their probable market values.

•	Adjustment of the companies’ fixed assets in accordance with their respective market values on the basis of equity appraisals performed by Apsis.

•	Adjustment of relevant intangible operating assets in accordance with their respective market values, on the basis of premises and appraisal criteria developed by Apsis.

•	Application of the equity method of accounting to the net equity at market value of subsidiary and affiliated companies for the purpose of calculating the value of investments.

•	Calculation of the market value of the companies’ net equity.

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5.	PROFILE OF THE BRASIL TELECOM GROUP

Brasil Telecom Participações S.A. is a publicly-held holding company, whose shares are traded on the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA) under the ticker symbol BRTP3 and BRTP4 and on the New York Stock Exchange under the ticker symbol BRP. The corporate structure of the Brasil Telecom Group can be found in the Executive Summary of this report.

In Brazil, Brasil Telecom provides telephony services to millions of Brazilians who live in Region II, comprising the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, in addition to the Federal District.

With its headquarters in Brasília (Federal District) and approximately 20 thousand employees on its staff, its client base comprises 8.1 million fixed terminals in operation, over 5.6 million mobile subscribers, 282 thousand public-use terminals and 1.8 million ADSL subscribers (broadband).

The company, the first to offer a full line of services in the telecommunications field in Brazil, caters to all market demands in an integrated manner and combines its fixed and mobile operations, data and voice, domestic and international long-distance calls, data center, free internet access, broadband and dial-up access into convergent solutions for home, business and government.

Brasil Telecom has provided local fixed telephony services in the Federal District and in the states of Acre, Rondônia, Tocantins, Mato Grosso, Mato Grosso do Sul, Goiás, Paraná, Santa Catarina and Rio Grande do Sul since 1998. In July 1999, it started providing Code CSP 14 for long-distance calls and in January, 2004, Code CSP 14 started operating nationally and for international calls. In addition, the company also provides high-speed internet connection services with Turbo, which uses ADSL technology so that individuals and companies may have quick access to the internet without occupying their telephone line, and offers 100% broadband content through the BrTurbo and BrTurbo Company providers. Additionally, the company offers mobile access to the wireless network with BrTurbo ASAS. For dial-up internet access, Brasil Telecom offers iBest, the second largest cost-free provider in the Brazilian market.

In 2004, the company was authorized by Anatel to provide Personal Mobile Services (PMS) in Region II and launched public mobile telephony operations with an aggressive business plan geared towards convergence, in addition to innovative offers which enabled the attainment of a 14.4% market share in a little less than four years of operations. In 2007, the Internet access providers (iG, iBest and BrTurbo) which make up the Internet Group, the Internet unit of Brasil

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Telecom, had nearly 1.4 million broadband customers and over 4 million dial-up customers. These figures make this internet portal the third most widely used in the nation, with over 11.2 million unique home visitors per month, according to the measurement method of domiciles that access the internet during the period.

iG Brasil’s operations are based on the provision of both dial-up and broadband internet access. It also provides value-added services geared towards the residential and entrepreneurial markets, including its Internet connection accelerator. In addition to these services, iG Brasil also sells advertizing space in its portal.

Through Brasil Telecom Cabos Submarinos (“Globenet”), the company owns 22 thousand kilometers of submarine cables connecting Brazil with Venezuela, Bermuda and North America, with points of presence in Rio de Janeiro, Fortaleza, Caracas, Miami, New York and Bermuda. This network has strengthened the group’s leadership position within the data communications market.

The company’s subsidiary Brasil Telecom Comunicação Multimídia operates in, among other areas, the three most important cities in the country outside the company’s concession area: São Paulo, Rio de Janeiro and Belo Horizonte, with a focus on the corporate and entrepreneurial markets. Both companies offer complete solutions of national and international scope, including the Cyber Data Center.

In order to further strengthen its position as a leading telecommunications provider, Brasil Telecom has acquired the entire optical fiber submarine cable system from the Globenet group, connecting connection points in the United States, Bermuda, Brazil and Venezuela. With the acquisition of MetroRED, a provider of private telecommunications network services through digital optical fiber networks, Brasil Telecom started providing access to Brazil’s major corporate clients in large urban centers, such as São Paulo, Rio de Janeiro and Belo Horizonte, in addition to Porto Alegre, Curitiba and Brasília, and other international urban centers.

Vant is a division of the company, operating in major Brazilian capitals, whose purpose is to provide multimedia communication services, acquisition and for-consideration assignment of facilities and other means. This subsidiary was also acquired for the purpose of expanding solutions to the corporate market throughout Brazil.

Brasil Telecom has expanded its operations by investing in Brasil Telecom Call Center S.A. (“BrT Call Center”), previously named Santa Bárbara dos Pinhais S.A. This company provides call center services to third parties, composed of customer service, active and passive telemarketing, as well as training, and support and advisory services and activities, among others. Its operational activities started in November 2007 with the provision of call center services to Brasil Telecom S.A. and its subsidiary companies, which require this type of service. Call center services were previously provided by outsourced parties.

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To provide managerial, supervisory and advisory services for the development and sale of financial products and services, the company acquired, in July 2008, BrT Card Serviços Financeiros Ltda (“BrT Card”). Its capital stock subscription took place on September 17, 2008, with 99.99% interest belonging to the company. BrT is holder of the remaining interest. At year-end, BrT Card held only marketable securities, assets from resources obtained in the capital subscription, and had not started its operational activities.

This diversified portfolio has contributed towards the company being able to maintain a large client base, with such distinctive needs as those of residential subscribers and corporate clients.

This challenging scenario has required the company to react in order to maintain the innovation of its offerings. Brasil Telecom was a pioneer in the launching of products, such as: IPTV (transmission of pay per view films, using its broadband network as a platform); “Único” (cell phone service which transmits signals through the fixed network when used in the home environment, reducing utilization costs for the subscriber); and “Pula-Pula” (free minutes provided on the basis of the volume of Traffic received).

In 2008, Brasil Telecom continued launching innovative services, such as third-generation mobile telephony services and minute conversion packs for fixed and cell phones. The search for innovation is important in an increasingly competitive market, which competition was fostered by the start of number portability in Brazil.

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FIXED TELEPHONY

In 2008, there was an increase in competition with regards to fixed telephony services, whether from cable television companies or from other fixed telephony companies, or from mobile telephone operators which positioned themselves in the market with alternative plans and solutions to traditional fixed telephony services.

During the year, penetration of fixed telephony continued to decrease as a consequence of the fixed to mobile migration phenomenon. In addition, the year was marked by an increase in competition due to number portability.

Within this competitive environment, Brasil Telecom has focused its main actions on the maintenance and profitability of its terminal base, as well as on the expansion of service and alternative plan offers.

At the end of 2008, Brasil Telecom was providing nearly 4 million lines with local alternative plans for fixed telephony. The Company has been keeping its leadership rank in the long-distance market and has recorded an average market share of 90% in the intra-sector segment and 85.2% in the inter-sector segment. At the end of 2008, Brasil Telecom had a 65.7% market share in the inter-region segment and 40.4% in the international segment.

Among long-distance plans, we can highlight: “14 Simples”, with 30-minutes included for domestic long-distance calls; “14 Meu Perfil”, with special rates for in-state calls; and “14 Minhas Cidades”, with more economical rates for three cities of the customer’s choice.

MOBILE TELEPHONY

In 2008, Brasil Telecom Móvel completed four years of operations and surpassed the mark of 5.6 million subscribers, 919 thousand of whom were postpaid and 4,626 thousand prepaid subscribers. The Company has been increasing its revenues in this segment by creating functionalities through internet services and content, such as: Orkut, Glu (games), Som Livre (music) and Discovery. Partnerships have also been entered into with content companies, such as: Dada.net, Blinko, Spin My Mobile, Flycell, Ligaki, Memo, Sony Pictures, Neo Network and Móbile Streams, in addition to the provision of the “Escritório Móvel” e-mail pack by way of the Nokia Intellisynk solution. Several special offers and actions on services and content which are already available to customers have been realized.

DATA COMMUNICATION

At the end of the year, Brasil Telecom attained 1,806 thousand subscribers in the broadband segment (ADSL).

Convergent Products

Responding to the requirements of a vast number of consumers, Brasil Telecom has invested in the development of solutions which combine fixed and mobile voice services, broadband and video. Thus, the company entered into a commercial relationship with SKY cable TV, which has enabled the offering of integrated packages including digital cable TV.

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Telefone Único - Employs CTP (Cordless Telephony Profile) technology, which enables voice services for fixed and mobile telephony to be used on the same cell phone. With this product, Brasil Telecom has maintained its fixed telephony client base, increased its mobile telephony market share, offered new value-added services, fostered the sale of postpaid plans and heightened the efficiency of its fixed and cellular networks.

Cartão Único - Through the purchase of credits (R$ 15, R$ 20, R$ 30 and R$ 60), this card enables customers to recharge all prepaid services, fixed terminals (AICE, Controle Total and Ligmix) and mobile terminals of Brasil Telecom.

Unique Virtual PBX - Unique Virtual PBX is a convergent solution to cater to business necessities. With this solution, customers no longer have purchase, operation or maintenance costs relative to PBX equipment, as all such infrastructure remains at Brasil Telecom. Therefore, the company has become the first operator to converge fixed and mobile telephones as extension lines.

Quadruple Play: SKY Cable TV Partnership - In this commercial relationship with SKY Cable TV, Brasil Telecom offers packages comprising fixed and mobile telephony, broadband and Digital TV subscription services. This offer established itself during 2007 as a competitive advantage in view of other Triple Play offers from competitors. The package contributes approximately 10% of the total broadband sales of Brasil Telecom.

Internet Providers

The Internet Group, which comprises the operations of iG, iBest and BrTurbo providers, is the largest Internet access provider in Brazil with 4 million cost-free dial-up access users, and the second largest broadband provider in the Brazilian market.

According to the Ibope/NetRatings of December 2007, the Internet Group ranked in third place among the main national competitors, with over 11.2 million unique home visitors, which represents an annual growth of 43%.

Financial Highlights

Within its consolidated financial results, Brasil Telecom closed 2008 with net income of R$ 11,297 million and EBITDA of R$ 3,937 million, which represented an EBITDA margin of 34.8%, compared to 34.2% in 2007.

Net profit assessed was R$ 782 million, 16.2% higher than the prior year’s, influenced by the consistency in the evolution of cost and revenue lines and from significant growth in broadband and mobile telephony.

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On May 31, 2009, Brasil Telecom had gross debt of R$4,856.8 million, with R$779.9 million in foreign currency, of which R$399.2 million was not hedged, resulting in a net exposure of US$170.8 million. The net debt was R$ 1,385 million.

In 2008, CAPEX was R$ 2,678 million. Of the investments made, fixed telephony stood out, mainly as a result of the expansion of the data network, Transmission Backbone, intelligent network, information technology and regulations.

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6.	GENERAL APPRAISAL CRITERIA

This report was prepared for the purpose of complying with current legislation in connection with the acquisition of control of the BRASIL TELECOM Group, as described in the Executive Summary of this report.

EVENTS AND ADJUSTMENTS CONTEMPLATED IN THE APPRAISAL

The Financial Statements considered as the basis for this report were prepared by the companies, having already fully complied with Act No. 11. 638/07. The table below shows the general criteria defined for the appraisal of each account and/or group of accounts of the companies involved in the operation:

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
GENERAL	Accounts whose value is less than R$500 thousand reais were not analyzed; the book value was kept, with the exception of those that were consolidated in a specific group.	Market value identical to book value.

Available Funds	Represented by: • Cash and Banks • Cash Equivalents - Short-term investments, with original maturity being ninety days or less and immediately convertible into cash.	• Cash and Banks - Market value identical to book value. • Cash equivalents - Market value identical to book value.

Financial Investments	Represented by investments in bonds, classified in the following manner:	• Bonds kept for trading and available for sale - Market value identical to book value.

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ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
	• Kept for trading • Kept until maturity • Available for sale	• Bonds kept until maturity were measured by their acquisition cost increased by revenues ascertained, less provision for adjustments to recoverable value, when applicable.

Accounts Receivable from Clients

Substantially represented by:

•   Services for billing    61%

•   Billed services           37%

•   Sales of Goods            2%

•   Provision for doubtful accounts constituted on the basis of individual analyses and on the analyses of groups of assets of similar risk, for which criteria for establishing the provision contemplates the ascertainment of percentiles of losses occurring in each maturity range of accounts receivable and, on the grounds of such loss percentiles, future losses are estimated over the current balance of accounts receivable.

•   Invoiced and uninvoiced credit accounts with users of telecommunication services, entered as per rate value or service value charged on the date of its provision, whose book value does not differ from fair value.

•   Accounts receivable resulting from the sale of cell phones and accessories have been entered for the value of sales performed at the moment of delivery to and acceptance by the client, reduced to the recoverable value whose provision is set forth when there is concrete evidence of the non-realization of values due according to the original terms of the constituting credits.

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ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA

•   Credits receivable from other operators under litigation (DETRAF) are recognized on a cash basis. Adjustment at market value was ascertained on the basis of the application of the historical percentage of success in these litigations, per operator, over the respective values receivable on the base date.

•   Credits written off against provisions made and credits provided. Adjustment to market value was ascertained on the basis of the application of 5% over these credits. This percentage results from the market value appraised by jointly considering the following parameters:

•   Historical percentage of recovery;

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ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
• Percentage of guaranteed credits; • Percentage of sector recovery; and • Current sector outlook.

Inventories	Substantially represented by cell phones and accessories for resale, net of provision for losses or for adjustments to the forecast in which they should be realized.	Market value identical to book value.

Loans and Financing

Represented by:

•   Loans and financing referring to lendings of financial resources to the company for the production of telephone directories and levied pursuant to the variation of the IGP-DI (General Price Index - Internal Availability).

Market value identical to book value.

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ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
Derivative Financial Instruments (Assets and Liabilities)

Represented by:

•   Assets – Dollar options

•   Liabilities:

•   Dollar options

•   Cross currency swaps – Yen x IDC

Hedge operations entered into with financial institutions to minimize the risks of foreign currency loans and financing, without leverage, due to the possibility of the existence of exchange rate fluctuations which may increase the balances thereof. The portion of the foreign currency out of the foreign currency denominated debt covered by these operations and financial investments in foreign currency is 60.5%.

Market value identical to book value.

Deferred and Recoverable Taxes

Represented by:

•   Deferred Income Tax and Social Contribution – Calculated over temporary differences, tax losses and the negative base of social contribution, and accounted for to the extent of the existence of future taxable profit at sufficient level for the total or partial use of deferred taxes.

The book balance was adjusted for the reversal of the provision to the value recoverable from subsidiary BrT Part., bearing in mind the re-examination of the recovery outlook of its credits conducted in connection with the corporate restructuring.

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ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA

•   Tax Credits – Composed of:

•   ICMS (Provisional Value Added Tax)

•   IRPJ/CS (Legal Entity Income Tax/Social Contribution)

•   PIS & COFINS (Social Participation Program and Contribution to Social Security Financing)

•   Others

•   Provision for Recoverable Values – Corresponds to the portion of tax credits which may be compensated within a period greater than the next ten years.

•   The ICMS recoverable originates, for the most part, from credits constituted on the acquisition of fixed assets – Complementary Law no. 102/00.

The book value was kept for other tax credits, bearing in mind the result of future outlook analyses, which pointed to their recovery.

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ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
Judicial Deposits

Represented by the balance of judicial deposits related to contingencies with POSSIBLE or REMOTE levels of risk of loss, whose values have not been provisioned. The deposits are in connection with the following contingencies:

•   Labor

•   Tax

•   Civil

Judicial deposits in connection with passive provisions for contingencies with a PROBABLE level of risk of loss are shown as deductions from such provisions.

Market value identical to book value.

Dividends and Interest on Capital Receivable	Represented by the value of dividends and interest on shareholder’s equity receivable from subsidiaries.	Market value identical to book value.

Prepaid Expenses	Represented by: • Insurance premiums and • Prepayments:	Balances were cancelled.

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REPORT RJ-0325/09-02

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
• Advertisement and publicity • Maintenance services of data processing equipment and software • Leases of cables, ducts and domain band • IPTU (Land and Territorial Urban Tax) • Others

Others	Substantially represented by: • Pension Funds –Future Contributions recoverable • Recoverable Advances • Other Assets	Market value identical to book value.

Participation in Subsidiary Companies	Appraised through the Equity Method of Accounting.	Balances were adjusted by the results of market value adjustments reflected in the net equities of the subsidiaries appraised.

Fiscal Incentives and other Investments	Represented by tax incentives and equity holding obtained from the conversion into shares, or capital quotas, of fostered investments in the FINOR (Northeast Investment Fund)/FINAN (Amazon Investment Fund) regional funds, the Law of Incentive to IT Companies and the Audiovisual Law,	Balances were cancelled.

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REPORT RJ-0325/09-02

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
with the sum being substantially composed of shares of telecommunication companies located in regions covered by these regional incentives. Balances are entered net of provisions for losses, when applicable.

Automatic Commutation Equipment, means of data communication and transmission, Termination and Infrastructure	Assets of utmost importance for the business. Appraised at market prices on the basis of their replacement cost through the use of project parameters. Methodology and respective calculations can be found in detail in Attachment 2.	Market value.

Land and Buildings	Appraised at market prices, with specific appraisal reports for applicable properties. A table comprising the summary of values per property can be found in Attachment 3.	Market value.

Works in Progress	Assets whose book value is close to their market value, due to their being recent acquisitions.	Market value identical to book value.

General-Use Assets	Appraised at market prices for their replacement cost through the use of project parameters. The methodology and respective calculations can be found in detail in Attachment 2.	Market value.

Intangible Assets	Represented by: • Goodwill – Ascertained in the acquisition of share control of subsidiaries, calculated on the basis of	Market value.

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REPORT RJ-0325/09-02

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA

the increase in the value of assets, on future concessions and on expected future results, and its amortization is related to projected time and realization not exceeding the period of ten years:

•   BrT Participações S.A.

•   Brasil Telecom Cabos Submarinos Ltda.

•   Brasil Telecom Comunicação Multimídia Ltda.

•   Internet Group do Brasil S.A.

•   Internet Group (Caymam) Limited

•   Intangible Assets – Assets of utmost importance for the business, substantially represented by licenses and rights of use of software and regulatory licenses, net of amortization calculated by the straight-line method for a period of five years for the rights of use of software and for regulatory licenses, pursuant to deadlines fixed by the regulatory body.

•   The appraisal of operating intangible assets deemed relevant for each business segment can be found in detail in Attachment 4.

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REPORT RJ-0325/09-02

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
Loans, Financing, Debentures, Derivative Financial Instruments and Intercompany Loans

Represented by:

•   Financial Institutions:

•   Local Currency – subject to 2.4% to 10% fixed interest per year, resulting in a weighted average rate of 9.18% per year and variable interest based on the TJlP (Long-term Interest Rate) accrued of 2.3% per year to 5.5% per year, UMBNDES (BNDES Monetary Unit) accrued of 5.5% per year, 100% to 104% of CDI (Interbank Deposit Certificate), with such variable interest resulting in a weighted rate of 11.88% per year. The CDI rate was 13.61% as of the base date.

•   Foreign Currency – subject to 1.75% to 9.38% fixed interest per year, resulting in a weighted average rate of 9.36% per year; and variable interest of 0.5% per year above the LIBOR (London Interbank Offered Rate) and of 1.92% per year above the YEN LIBOR, resulting in a weighted average rate of 2.96% per year. The LIBOR and YEN

Market value identical to book value.

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REPORT RJ-0325/09-02

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA

LIBOR rates for semi annual payments were 3.13% per year and 0.99% per year, respectively, as of the base date.

•   Financial and Derivative Instruments - Swap and Options Contracts – Hedge operations over 60.5% on loans and financing contracted in yen and U.S. dollars, entered into with third parties, were contracted to try to reduce significant fluctuations in the quotations of these debt update factors. Swap operations are linked to the CDI.

•   Public Debentures – Public issue of non-convertible debentures occurred in 2006, such debentures being issued for a seven-year term, with repayment of principle schedule each year beginning in 2011, in three installments of 33.33%, 33.33% and 33.34% of the face value, respectively, with maturity in 2013 and interest corresponding to 104.0% of the CDI, paid semi-annually.

•   Loan to Subsidiary – National Currency: Contracted by BrT from 14 Brasil Telecom Celular S.A., in April 2008, with a total term of 360 days, with payment of the principal amount and interest payable at the end of the term, calculated at the rate of 101.75% of the CDI.

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REPORT RJ-0325/09-02

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
Suppliers	Substantially represented by: • Suppliers - Domain band • Suppliers - DETRAF (Traffic and Service Provision Declaration Document) • Investment Suppliers • Various Suppliers

DETRAF Suppliers - The balance relating to the portion under discussion was adjusted based on the historical percentage of success, per operator, applied over the obligation reflected on the base date.

The book value was maintained for other balances.

Taxes, Fees and Contributions

Represented by:

•   ICMS (1) (Provisional Value Added Tax)

•   PIS and COFINS (Social Participation Program and Contribution

•   IRPJ (Legal Entity Income Tax) payable

•   Social Contribution payable

(1) Substantially represented by amounts resulting from Agreement number. 69/98, which has been disputed in court, net of judicial deposits which take place on a monthly basis.

Market value identical to book value. The balance was adjusted by the result of Income Tax and Social Contribution levied on market value adjustments subject to this type of taxation.

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REPORT RJ-0325/09-02

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
Staff, Social Charges and Benefits	Substantially represented by: • Social Charges and Benefits • Share Option Plan • Others	Market value identical to book value.

Third-Party Consignment	Substantially represented by third-party services and holdbacks.	Market value identical to book value.

Authorization for Exploration of Services

Substantially represented by:

•   Personal Mobile Service:

•   Authorization for personal mobile services pursuant to instruments entered into by subsidiary 14 Brasil Telecom Celular S.A. with ANATEL in 2002 and 2004 for exploration of PMS for a period of 15 years in the same geographic region where the company has concession for fixed telephony. The IGP-DI variation is applied to the debit balance, plus 1% per month.

Market value identical to book value.

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REPORT RJ-0325/09-02

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA

•   Acquisition, in 2008, of personal mobile service authorization for exploration of the 3G network. The TSI -Telecommunication Services Index - variation is applied to the debit balance, plus 1% per month.

•   Other authorizations belonging to Brasil Telecom Multimídia which refer to the granting of authorizations for radiofrequency blocks associated with multimedia communication services.

•   Concession of FCTS (Fixed Commuted Telephony Services) - Referring to the provision constituted in accordance with the accrual method, taking, as a basis, the 1% of income net of taxes, to cover payments due to ANATEL, payable every two years, scheduled in the month of April of odd years, pursuant to the concession agreement in effect.

Dividends, On Shareholders equity Interest and Share of Net Income	Represented by dividends and interest on own capital net of withholding Income tax when applicable, payable to controlling and non-controlling shareholders, and the share of net income paid to employees and managers.	Market value identical to book value.

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REPORT RJ-0325/09-02

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
Advances from Clients

Represented by:

•   Assignment of Means of Telecommunication - Represents prepaid assignment of means of telecommunication services as well as amounts received from the partnership between Bank of Brazil and AON, referring to the implementation of the fidelity card.

•   Prepaid Services - Represents prepayments from the sale of prepaid card recharges, net of discounts granted and taxes levied.

•   Other Advances from Clients - Advances from clients in the Government area.

The balance referring to prepayments on the sale of prepaid card recharges was adjusted by the value of advances net of taxes, discounts granted and estimated interconnection costs, bearing in mind that such credits have an expiration date.

Other prepayments were kept at their book value, due to different features presented and the fact that balances were close to the market value.

Provision for Contingencies

Represented by the balance of provisions for Labor, Tax and Civil contingencies whose risks are classified as PROBABLE, net of judicial deposits and made on the grounds of legal requirements or caution.

In the appraisal of the company and its subsidiaries, contingencies classified pursuant to their chances of being incurred at a POSSIBLE or REMOTE risk level, are not

Market value identical to book value.

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REPORT RJ-0325/09-02

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
provisioned, albeit, in some cases, similar matters may be framed in different risk-level classifications, a fact which has been justified by the peculiar factual and procedural status of each process. However, in some situations, judicial deposits are made on the grounds of legal requirements or caution.

Provision for Pension Funds and other Benefits

Substantially represented by the company’s and its subsidiaries’ sponsoring of complementary social security benefit plans, relative to retirement benefits for assisted employees and participants and, for the latter, to medical assistance, in some cases.

For specific benefit plans, the company and its subsidiaries have adopted the immediate recognition of actuarial gains and losses, with full liabilities being constituted for plans whose status is deficient, pursuant to the standards of Resolution CVM no. 371/00. For plans which present a positive equity situation, assets are constituted in case explicit authorization is given to compensate them with future employer contributions.

The pension plans herein represented are: Alternative and Founding FBrTPPREV - BrTPPREV, and the PAMEC plan.

Market value identical to book value, taking as a basis the appraisal of independent actuaries as of the base date.

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REPORT RJ-0325/09-02

ACCOUNT GROUP	PREMISES	APPRAISAL CRITERIA
Other Accounts Payable	Substantially represented by : • Tax Credit Acquisition Obligations • Self-financing Resources • Other accounts payable	Market value identical to book value.

Net Equity

•   Treasury Shares - Originated from programs approved by the Board of Directors to repurchase preferred and ordinary shares of the company’s own issue, to be held in treasury, cancelled, or for future disposal.

•   Adjustments at Market Value- Resulting from the appraisal of Assets, Rights and Obligations, appraised at market value, net of tax effects.

Treasury Shares - Market value ascertained on the basis of stock market quotations as of the base date.

APSIS CONSULTORIA	37
REPORT RJ-0325/09-02

7.	APPRAISAL OF THE NET EQUITY AT MARKET PRICE OF BRT AND COARI

The operational activities of the Brasil Telecom Group start with the company Brasil Telecom S.A. (BrT). Parent companies in the corporate chain (COARI), perform simple holding company functions. This report adopted the assets approach for the appraisal of the Net Equity at market price of BrT. In this approach, relevant assets and liabilities were appraised so as to reflect their fair market value, according to the criteria detailed in Chapter 6.

RELEVANT ASSETS

BrT is a company which serves a dual function within the structure of the Brasil Telecom Group: (i) as a holding company of the group’s operating investments; and (ii) as an operational company, with operations in the fixed telephony segment, and therefore, owner of operating assets alike.

Therefore, to arrive at the value of the Net Equity at market prices of BrT, it will be necessary for us to proceed to the appraisal of its relevant operating assets, and also of relevant investments in other companies of the group.

FIXED ASSETS

Property that integrates the fixed assets relating to equipment accounts are of the utmost relevance among the set of BrT’s assets. Land and buildings are assets of secondary importance within the telephony segment. Appraisal of these assets can be found in Attachment 2 hereof and in specific reports for the main real estate, and is summarized on the following table:

Million R$

Property, Plant and Equipment	Market
- Work in Progress	285
- Automatic Equipment	1,180
- Transmission Equipment	4,457
- Communication Data Equipment	1,630
- Infrastructure	1,395
- Terminals	124
- Land	238
- Buildings	1,031
- General Goods	395

Total	10,735

The average remaining economic useful life of BrT’s fixed assets is seven years. Disclosures per class of assets can be found in Attachment 2.

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REPORT RJ-0325/09-02

INTANGIBLE ASSETS

In the appraisal of the intangible assets of BrT, the methodology chosen was the income approach, recommended when an industry owns relevant contracts which guarantee long-term profitability (Valuation of Intellectual Property and Intangible Assets – Smith, Parr). The following relevant category of intangible operating assets can be considered significant in fixed telephony operation companies, such as BrT:

•	Public Service Concession Contract - Fixed Telephony

As to the brand value, each business segment has intangible assets with greater or lesser influence in the operation. In the case of fixed telephony, the brand does not have relevant influence in cash generation, but rather the guarantee of service exclusivity for the inhabitants of a particular region, including the assignment of the client base existent at the time the service was privatized.

For appraising the Concession Contract, we analyzed the cash flow of the fixed telephony business during the remaining useful life of the concession (17 years), on a stand-alone basis, contemplating potential synergies resulting from the acquisition process described in this report.

We also added the residual value of fixed assets and working capital at the end of the concession.

After calculating the present value of this flow through a discount rate appropriate for the segment, we deducted tangible operating assets (working capital and fixed assets) at market prices, so as to draw out the intrinsic value of the Concession Contract, as shown on the table below:

expected rate of return	8.8%	9.0%	9.2%
ECONOMIC VALUE - BrT FIXED TELEPHONY CONCESSION (R$ millions)
DISCOUNTED CASH FLOW	24,866	24,536	24,213
RESIDUAL VALUE (WORKING CAPITAL and FIXED ASSETS)	6,193	6,193	6,193
DISCOUNTED RESIDUAL VALUE	1,476	1,431	1,387

OPERATIONAL VALUE - FIXED TELEPHONY	26,343	25,967	25,600

CARRYING CHARGE - WORKING CAPITAL	(423)	(423)	(423)
CARRYING CHARGE - FIXED ASSETS AT MARKET PRICE	(11,026)	(11,026)	(11,026)
BrT FIXED TELEPHONY CONCESSION VALUE - 12/31/08	14,894	14,518	14,151

amortization term (months)		204
BrT FIXED CONCESSION VALUE - 05/31/09		14,162

Appraisal calculations, as well as the methodology used can be found in detail in Attachment 4.

APSIS CONSULTORIA	39
REPORT RJ-0325/09-02

APPRAISAL OF INVESTMENTS IN MOBILE TELEPHONY

Investments in the mobile telephony segment are represented by their direct participation in the company 14 BRASIL TELECOM CELULAR S.A. (14 BRASIL), which concentrates the operating assets of this segment.

The main adjustments in 14 BRASIL are centered on the following groups:

FIXED ASSETS

The table below summarizes the adjustments made, specified in Attachment 2:

Million R$
Property, Plant and Equipment	Market
- Work in Progress	207
- Automatic Equipment	229
- Transmission Equipment	786
- Communication Data Equipment	10
- Infrastructure	97
- Terminals	1
- Buildings	0
- Other Investments	90

Total	1.421

The average remaining economic useful life of the fixed assets of 14 BRASIL is 10 years. Disclosure per class of assets can be found in Attachment 2.

INTANGIBLE ASSETS

In mobile telephony operating companies, such as 14 BRASIL, authorizations granted by the Federal Government do not guarantee a market share in the potential market, or an initial client base, such as with fixed telephony. For the purpose of this report, we assumed that the value paid to the Federal Government by 14 BRASIL with regards to authorizations in a bidding process, constitutes the best approximation of the respective market value, therefore not requiring adjustment.

Nevertheless, we shall consider the following category of intangible assets relevant within the mobile telephony segment, not included in the financial statements:

•	Portfolio of Active Clients

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We used the reproduction cost to appraise this intangible asset, as shown in Attachment 4. The table below shows the market value suggested, as of the base date of this report:

CLIENT BASE VALUE - MOBILE TELEPHONY	2006	2007	2008
TOTAL USERS (IN MILLIONS)	3.4	4.3	5.6
POSTPAID CLIENTS (TOTAL %)	29%	20%	17.56%
TOTAL EXPENSES WITH CAPITAL RAISING (R$ thousands)	432,432	454,139	525,081

CLIENT PORTFOLIO VALUE (R$ thousands)
USER INCREASE WITHIN THE PERIOD (millions)		0.89		1.34
COMMERCIAL EXPENSES PER ADDITIONAL CLIENT	R$	512.63	R$	392.64
CLIENT PORTFOLIO VALUE (2008 BASE)				384,790

APPRAISAL OF OTHER INVESTMENTS OF BrT

The table below summarizes the adjustments made in subsidiaries of BrT, other than 14 BRASIL, reflected in its equity by way of the equity method of accounting:

Million R$
INVESTMENTS	MARKET
- Nova Tarrafa Participações Ltda.	(2)
- 14 Brasil Telecom Celular S.A.	3,515
- Brasil Telecom Serviços de Internet S.A.	364
- Brasil Telecom Comunicação Multimídia Ltda.	307
- Brasil Telecom Cabos Submarinos Ltda.	317
- Internet Group do Brasil S.A.	50
- Brasil Telecom Cal Center S.A.	18
- VANT Telecomunicações S.A.	2
- Brasil Telecom Card Serviços Financeiros Ltda.	8
- Other Investments	(0)

Total	4,579

Appraisal of the Net Equities at market price of the above companies can be found in detail in Attachments 1, 2 and 3 of this report.

APPRAISAL OF OTHER ASSETS AND LIABILITIES

For other assets and liabilities of BrT, we adopted the criteria specified in Chapter 6, as shown on the calculation spreadsheets of Attachment 1.

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REPORT RJ-0325/09-02

VALUE OF THE NET EQUITY AT MARKET PRICE OF BrT

The table below shows the value of the Net Equity at Market Price of BrT as of the base date, with respective adjustments made in the main accounts:

BRASIL TELECOM S.A.		FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)		Balance as of 5/31/2009 *	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS		4,819,781	(37,454)	4,782,327

LONG TERM ASSETS		5,518,292	(6,138)	5,512,154

FIXED ASSETS		12,498,233	17,454,680	29,952,913

Investment		3,941,978	636,980	4,578,959

- Investment in Shares:		3,938,123	640,836	4,578,959
- Nova Tarrafa Participações Ltda.	100.0000%	1,743	(3,724)	(1,981)
- Nova Tarrafa Inc.	100.0000%	282	(349)	(67)
- 14 Brasil Telecom Celular S.A.	100.0000%	3,001,483	513,319	3,514,802
- Brasil Telecom Serviços de Internet S.A.	100.0000%	340,485	23,792	364,277
- Brasil Telecom Comunicação Multimídia Ltda.	90.4591%	254,560	52,390	306,950
- Brasil Telecom Cabos Submarinos Ltda.	100.0000%	277,936	38,994	316,930
- Internet Group do Brasil S.A.	13.6450%	33,208	16,433	49,641
- Brasil Telecom Cal Center S.A.	100.0000%	18,316	(18)	18,298
- VANT Telecomunicações S.A.	100.0000%	2,216	—	2,216
- Brasil Telecom Card Serviços Financeiros Ltda.	100.0000%	7,894	—	7,894
- Other Investments		3,856	(3,856)	(0)

Property, Plant and Equipment		5,812,535	4,922,797	10,734,876

- Work in Progress		285,178	—	285,178
- Automatic Equipment		157,428	1,022,182	1,179,610
- Transmission Equipment		1,250,561	3,206,450	4,457,011
- Communication Data Equipment		648,310	981,262	1,629,572
- Infrastructure		973,998	421,206	1,395,204
- Terminals		33,846	90,256	124,102
- Land		83,055	154,775	237,831
- Buildings		342,973	687,902	1,030,875
- General Goods		207,588	188,361	395,494
- Goodwill from Property, Plant and Equipment		2,105,290	(2,105,290)	—
- Goodwill Amort. from Property, Plant and Equipment		(275,693)	275,693	—

Intangible		2,743,719	11,894,903	14,638,622

- Goodwill		7,358	—	7,358
- Data Processing System		468,506	—	468,506
- Brands and Patents		343	—	343
- Regulatory License		51,636	14,110,779	14,162,415
- Goodwill from License		6,867,895	(6,867,895)	—
- Goodwill Amortization from License		(350,611)	350,611	—
- Provision for Maintenance of Asset Approach Integrity		(4,301,407)	4,301,407	—

TOTAL ASSETS		22,836,305	17,411,088	40,247,393

*	After giving effect to the merger of COPART 2 and BrT with an amortization adjustment and reversion of goodwill provision.

BRASIL TELECOM S.A.	FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)	Balance as of 5/31/2009 *	Market Adjustments	ADJUSTED BALANCE
CURRENT LIABILITIES	4,647,660	(16,313)	4,631,347

Loans and Financing	1,420,555	—	1,420,555
Debentures	74,961	—	74,961
Accounts Payable	1,202,611	(16,313)	1,186,298
Interest, Taxes and Contributions	830,945	—	830,945
Dividends Payable	362,471	—	362,471
Personnel, Social Benefits and Charges	84,651	—	84,651
Related Party Consignations	92,125	—	92,125
Provision for Contingencies	372,366	—	372,366
Provision for Pension and Other Benefits	40,117	—	40,117
Advance to Clients	27,260	—	27,260
Other Accounts Payable	139,600	—	139,600

LONG TERM LIABILITIES	7,073,611	(536,132)	6,537,479

Loans and Financing	2,535,644	—	2,535,644
Debentures	1,080,000	—	1,080,000
Interest, Taxes and Contributions	490,265	(561,252)	(70,987)
Provision for Contingencies	2,315,868	25,120	2,340,988
Provision for Pension and Other Benefits	608,079	—	608,079
Advance to Clients	34,055	—	34,055
Other Accounts Payable	9,700	—	9,700

EQUITY	11,115,034	17,963,533	29,078,567

Share Capital	3,731,059	—	3,731,059
Capital reserve	7,129,854	(4,228,226)	2,901,628
- Special Reserve for Goodwill	4,228,226	(4,228,226)	—
- Special Reserve for Net Assets	1,415,970	—	1,415,970
- Other Capital Reserve	1,485,658	—	1,485,658
Profit Reserves	1,431,948	—	1,431,948
Accumulated Profit or Loss	(1,028,403)	—	(1,028,403)
Tresury Stocks	(149,423)	—	(149,423)
Market Adjustments	—	22,191,759	22,191,759

TOTAL LIABILITIES	22,836,305	17,411,088	40,247,393

*	After giving effect to the merger of COPART 2 and BrT with an amortization adjustment and reversion of goodwill provision.

APSIS CONSULTORIA	42
REPORT RJ-0325/09-02

VALUE OF BrT SHARES, AS OF THE BASE DATE, AFTER GIVING EFFECT TO THE RESULTS OF SUBSEQUENT EVENTS

603,020,546 shares	VALUE PER SHARE

Book equity value (1)	R$	18.845781

Adjustment per share	R$	30.457560

Equity value adjusted at market price (1)	R$	49.303341

(1)	Adjusted to reflect treasury stock

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REPORT RJ-0325/09-02

VALUE OF THE NET EQUITY AT MARKET PRICE OF THE HOLDING COMPANY COARI

The table below shows the value of the Net Equity at Market Price of the company COARI, as of the base date, with respective adjustments made in the main accounts:

COARI PARTICIPAÇÕES S.A.		FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)		Balance as of 5/31/2009 *	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS		14,264	—	14,264

Available Funds		2	—	2
Dividends and Interest Receivable		14,262	—	14,262

LONG TERM ASSETS		1	—	1

Advance to Future Capital Gain		1	—	1

FIXED ASSETS		11,885,293	2,445,468	14,330,761

Investments		11,885,293	2,445,468	14,330,761
Investment in Shares:		11,885,293	2,445,468	14,330,761
- Brasil Telecom S.A.	49.2829%	5,477,811	8,852,950	14,330,761
- Goodwill from Property, Plant and Equipment		6,628,828	(6,628,828)	—
- Goodwill Amort. from Property, Plant and Equipment		(221,346)	221,346	—

TOTAL ASSETS		11,899,559	2,445,468	14,345,026

*	Considering capital increase of COARI, capitalization of AFAC of R$ 3.683.934.973,95 and effects of the merger of BrT Part with BrT.

COARI PARTICIPAÇÕES S.A.	FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)	Balance as of 5/31/2009 *	Market Adjustments	ADJUSTED BALANCE
CURRENT LIABILITIES	13,937	—	13,937

Dividends Payable	13,942	—	13,942
Provision for Liability (Copart 3)	2	—	2
Other	(6)	—	(6)

LONG TERM LIABILITIES	261	—	261

Loans and Financing	261	—	261

EQUITY	11,885,360	2,445,468	14,330,828

Share Capital	12,334,064	—	12,334,064
Profit Reserves	748	—	748
Accumulated Profit or Loss	(449,452)	—	(449,452)
Market Adjustments	—	2,445,468	2,445,468

TOTAL LIABILITIES	11,899,559	2,445,468	14,345,026

*	Considering capital increase of COARI, capitalization of AFAC of R$ 3.683.934.973,95 and effects of the merger of BrT Part with BrT.

APSIS CONSULTORIA	44
REPORT RJ-0325/09-02

VALUE OF COARI SHARES, AS OF THE BASE DATE, AFTER GIVING EFFECT TO THE RESULTS OF SUBSEQUENT EVENTS

290,665,050 shares	VALUE PER SHARE

Book equity value	R$	40.890227

Adjustment per share	R$	8.413354

Equity value adjusted at market price	R$	49.303581

APSIS CONSULTORIA	45
REPORT RJ-0325/09-02

8.	CONCLUSION

In the light of the analyses made of the previously mentioned documents, and on the basis of studies conducted by APSIS, the experts concluded that the rate of exchange of BrT shares for COARI shares, appraised for the values of their Net Equity at Market price, appraised, in turn, through the assets approach, as of May 31 2009, are:

0.999995 share of COARI for 1 share of BrT

Having concluded Report RJ-0325/09-02, which consists of 47 (forty-seven) pages typed on one side and 5 (five) attachments and reproduced in 3 (three) original counterparts, APSIS Consultoria Empresarial Ltda., CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, a company specializing in the appraisal of assets, legally represented by the signatories below, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, September 10, 2009.

RICARDO DUARTE CARNEIRO MONTEIRO	LUIZ PAULO CESAR SILVEIRA	WASHINGTON FERREIRA BRAGA
Managing Partner	Director	Accountant (CRC/RJ 024100-6 / CVM 6734)

APSIS CONSULTORIA	46
REPORT RJ-0325/09-02

9.	LIST OF ATTACHMENTS

1.	APPRAISAL CALCULATIONS

2.	EQUIPMENT APPRAISAL

3.	REAL ESTATE APPRAISAL

4.	INTANGIBLE ASSETS APPRAISAL

5.	GLOSSARY

SÃO PAULO - SP Av. Vereador José Diniz, 3.300, Cj. 808 Work Center 4, CEP: 04604-006 Tel.: + 55 11 2626.0510 Fax: + 55 11 2626.0510	RIO DE JANEIRO - RJ Rua São José, 90, grupo 1802 Centro, CEP: 20010-020 Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

APSIS CONSULTORIA	47
REPORT RJ-0325/09-02

ATTACHMENT 1

APPRAISAL CALCULATIONS

REPORT: RJ-0325/09-02

COARI PARTICIPAÇÕES S.A.		FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)		Balance as of 5/31/2009 *	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS		14,264	—	14,264

Available Funds		2	—	2
Dividends and Interest Receivable		14,262	—	14,262

LONG TERM ASSETS		1	—	1

Advance to Future Capital Gain		1	—	1

FIXED ASSETS		11,885,293	2,445,468	14,330,761

Investments		11,885,293	2,445,468	14,330,761
Investment in Shares:		11,885,293	2,445,468	14,330,761
- Copart 1		—	—	—
- Copart 2		—	—	—
- Brasil Telecom S.A.	49.2829%	5,477,811	8,852,950	14,330,761
- Brasil Telecom Participações S.A.		—	—	—
- Goodwill from Property, Plant and Equipment		6,628,828	(6,628,828)	—
- Goodwill Amort. from Property, Plant and Equipment		(221,346)	221,346	—
Property, Plant and Equipment		—	—	—
Intangible		—	—	—

TOTAL ASSETS		11,899,559	2,445,468	14,345,026

CURRENT LIABILITIES		13,937	—	13,937
Dividends Payable		13,942	—	13,942
Provision for Liability (Copart 3)		2	—	2
Other		(6)	—	(6)
LONG TERM LIABILITIES		261	—	261
Loans and Financing		261	—	261
Advance to Future Capital Gain		—	—	—

EQUITY		11,885,360	2,445,468	14,330,828

Share Capital		12,334,064	—	12,334,064
Capital reserve		—	—	—
- Special Reserve for Goodwill		—	—	—
- Special Reserve for Net Assets		—	—	—
- Other Capital Reserve		—	—	—
Profit Reserves		748	—	748
Accumulated Profit or Loss		(449,452)	—	(449,452)
Tresury Stocks		—	—	—
Market Adjustments		—	2,445,468	2,445,468

TOTAL LIABILITIES		11,899,559	2,445,468	14,345,026

*	Considering capital increase of COARI, capitalization of AFAC of R$ 3,683,934,973.95 and effects of the merger of BrT Part with BrT.

1 / 1
APSIS CONSULTORIA EMPRESARIAL	COARI

REPORT: RJ-0325/09-02

BRASIL TELECOM S.A.		FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)		Balance as of 5/31/2009 *	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS		4,819,781	(37,454)	4,782,327
Available Funds		977,085	—	977,085
- Cash		150,352	—	150,352
- Cash and Cash Equivalents		826,733	—	826,733
Financial Applications		116,219	—	116,219
Receivable Accounts		1,852,400	49,934	1,902,334
Inventories		3,087	—	3,087
Loans and Financing		16,837	—	16,837
Deferred Taxes and Taxes Recoverable		936,542	—	936,542
Judicial Deposits		719,806	—	719,806
Expenses paid in advance		87,388	(87,388)	0
Others		110,416	—	110,416

LONG TERM ASSETS		5,518,292	(6,138)	5,512,154

Loans and Financing		6,025	—	6,025
Deferred Taxes and Taxes Recoverable		1,711,167	—	1,711,167
Financial Applications		1,210,667	—	1,210,667
Expenses paid in advance		6,138	(6,138)	—
Judicial Deposits		2,463,260	—	2,463,260
Others		121,034	—	121,034

FIXED ASSETS		12,498,233	17,454,680	29,952,913

Investment		3,941,978	636,980	4,578,959

- Investment in Shares:		3,938,123	640,836	4,578,959
- Nova Tarrafa Participações Ltda.	100.0000%	1,743	(3,724)	(1,981)
- Nova Tarrafa Inc.	100.0000%	282	(349)	(67)
- 14 Brasil Telecom Celular S.A.	100.0000%	3,001,483	513,319	3,514,802
- Brasil Telecom Serviços de Internet S.A.	100.0000%	340,485	23,792	364,277
- Brasil Telecom Comunicação Multimídia Ltda.	90.4591%	254,560	52,390	306,950
- Brasil Telecom Cabos Submarinos Ltda.	100.0000%	277,936	38,994	316,930
- Internet Group do Brasil S.A.	13.6450%	33,208	16,433	49,641
- Brasil Telecom Cal Center S.A.	100.0000%	18,316	(18)	18,298
- VANT Telecomunicações S.A.	100.0000%	2,216	—	2,216
- Brasil Telecom Card Serviços Financeiros Ltda.	100.0000%	7,894	—	7,894
- Goodwill (fixed assets and license)		—	—	—
- Amort. Of Goodwill (fixed assets and license)		—	—	—
- Provision for Maintenance of Asset Approach Integrity		—	—	—
- Other Investments		3,856	(3,856)	(0)

Property, Plant and Equipment		5,812,535	4,922,797	10,734,876

- Work in Progress		285,178	—	285,178
- Automatic Equipment		157,428	1,022,182	1,179,610
- Transmission Equipment		1,250,561	3,206,450	4,457,011
- Communication Data Equipment		648,310	981,262	1,629,572
- Infrastructure		973,998	421,206	1,395,204
- Terminals		33,846	90,256	124,102
- Land		83,055	154,775	237,831
- Buildings		342,973	687,902	1,030,875
- General Goods		207,588	188,361	395,494
- Goodwill from Property, Plant and Equipment		2,105,290	(2,105,290)	—
- Goodwill Amort. from Property, Plant and Equipment		(275,693)	275,693	—

Intangible		2,743,719	11,894,903	14,638,622

- Goodwill		7,358	—	7,358
- Data Processing System		468,506	—	468,506
- Brands and Patents		343	—	343
- Regulatory License		51,636	14,110,779	14,162,415
- Goodwill from License		6,867,895	(6,867,895)	—
- Goodwill Amortization from License		(350,611)	350,611	—
- Provision for Maintenance of Asset Approach Integrity		(4,301,407)	4,301,407	—

TOTAL ASSETS		22,836,305	17,411,088	40,247,393

2 / 19
APSIS CONSULTORIA EMPRESARIAL	BRTSA

REPORT: RJ-0325/09-02

BRASIL TELECOM S.A.	FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)	Balance as of 5/31/2009 *	Market Adjustments	ADJUSTED BALANCE
CURRENT LIABILITIES	4,647,660	(16,313)	4,631,347

Loans and Financing	1,420,555	—	1,420,555
Debentures	74,961	—	74,961
Accounts Payable	1,202,611	(16,313)	1,186,298
Interest, Taxes and Contributions	830,945	—	830,945
Dividends Payable	362,471	—	362,471
Personnel, Social Benefits and Charges	84,651	—	84,651
Related Party Consignations	92,125	—	92,125
Provision for Contingencies	372,366	—	372,366
Provision for Pension and Other Benefits	40,117	—	40,117
Advance to Clients	27,260	—	27,260
Other Accounts Payable	139,600	—	139,600

LONG TERM LIABILITIES	7,073,611	(536,132)	6,537,479

Loans and Financing	2,535,644	—	2,535,644
Debentures	1,080,000	—	1,080,000
Interest, Taxes and Contributions	490,265	(561,252)	(70,987)
Provision for Contingencies	2,315,868	25,120	2,340,988
Provision for Pension and Other Benefits	608,079	—	608,079
Advance to Clients	34,055	—	34,055
Other Accounts Payable	9,700	—	9,700

EQUITY	11,115,034	17,963,533	29,078,567

Share Capital	3,731,059	—	3,731,059
Capital reserve	7,129,854	(4,228,226)	2,901,628
- Special Reserve for Goodwill	4,228,226	(4,228,226)	—
- Special Reserve for Net Assets	1,415,970	—	1,415,970
- Other Capital Reserve	1,485,658	—	1,485,658
Profit Reserves	1,431,948	—	1,431,948
Accumulated Profit or Loss	(1,028,403)	—	(1,028,403)
Tresury Stocks	(149,423)	—	(149,423)
Market Adjustments	—	22,191,759	22,191,759

TOTAL LIABILITIES	22,836,305	17,411,088	40,247,393

*	After giving effect to the merger of COPART 2 and BrT with an amortization adjustment and reversion of goodwill provision.

3 / 19
APSIS CONSULTORIA EMPRESARIAL	BRTSA

REPORT: RJ-0325/09-02

14 BRASIL TELECOM CELULAR S.A.	FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)	BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS	1,631,527	(21,919)	1,609,607

Available Funds	417,094	—	417,094

- Cash	14,029	—	14,029
- Cash and Cash Equivalents	403,065	—	403,065
Financial Applications	697,483	—	697,483
Accounts Receivable	225,169	28,881	254,050
Inventories	51,165	—	51,165
Deferred Taxes and Taxes Recoverable	185,031	—	185,031
Judicial Deposits	4,784	—	4,784
Prepaid Expenses	50,800	(50,800)	(0)

LONG TERM ASSETS	1,073,162	(911)	1,072,251

Financial Applications	305,166	—	305,166
Deferred Taxes and Taxes Recoverable	753,924	—	753,924
Prepaid Expenses	911	(911)	(0)
Judicial Deposits	13,160	—	13,160

FIXED ASSET	2,011,464	758,521	2,769,985

Investimentos	—	—	—
Property, Plant and Equipment	1,043,874	377,006	1,420,880

- Work in Progress	207,289	(0)	207,289
- Automatic Equipment	121,751	107,692	229,443
- Transmission Equipment	534,229	251,682	785,912
- Communication Data Equipment	5,714	4,242	9,956
- Infrastructure	110,528	(13,601)	96,927
- Terminals	452	394	846
- Buildings	—	227	227
- Other Investments	63,911	26,368	90,279

Intangible	967,590	381,515	1,349,105

- Intangible in Formation	20,139		20,139
- Transmission Equipment	273,494		273,494
- Regulatory Licenses	193,319	—	193,319
- Others Intangible	480,638	381,515	862,153

TOTAL ASSETS	4,716,153	735,690	5,451,843

CURRENT LIABILITIES	670,653	(53,865)	616,788

Loans and Financing	10,689	—	10,689
Accounts Payable	380,994	(2,107)	378,888
Interest, Taxes and Contributions	90,610	—	90,610
Personnel, Social Benefits and Charges	8,159	—	8,159
Related Party Consignations	19,270	—	19,270
Authorization to use Telecomunication Services	92,126	—	92,126
Provision for Contingencies	4,976	—	4,976
Advance to Clients	59,056	(51,758)	7,299
Dividends Payable	4,771	—	4,771

LONG TERM LIABILITIES	1,044,017	276,236	1,320,253

Loans and Financing	311,324	—	311,324
Interest, Taxes and Contributions	41,999	264,437	306,436
Authorization to use Telecomunication Services	641,030	—	641,030
Loans and Financing	17,078	11,799	28,877
Advance to Clients	32,587	—	32,587

EQUITY	3,001,483	513,319	3,514,802

Share Capital	4,473,443	—	4,473,443
Accumulated Profit/ (Loss)	(1,471,960)	—	(1,471,960)
- Special Reserve for Net Assets	—	513,319	513,319

TOTAL LIABILITIES	4,716,153	735,690	5,451,843

4 / 19
APSIS CONSULTORIA EMPRESARIAL	14 BRASIL

REPORT: RJ-0325/09-02

Brt SERVIÇOS DE INTERNET LTDA.		FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)		BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS		178,139	(114)	178,025

Available Funds		7,677	—	7,677

- Cash		(2,665)	—	(2,665)
- Cash and Cash Equivalents		10,343	—	10,343
Financial Applications		67,874	—	67,874
Investments		24,280	—	24,280
Dividends Receivable		60,556	—	60,556
Deferred Taxes and Taxes Recoverable		17,581	—	17,581
Judicial Deposits		58	—	58
Prepaid Expenses		114	(114)	(0)

LONG TERM ASSETS		11	(5)	6

Deferred Taxes and Taxes Recoverable		2	—	2
Prepaid Expenses		5	(5)	0
Judicial Deposits		4	—	4

FIXED ASSET		225,212	3,164	228,375

Investments		158,026	70,350	228,376

- Investment in Shares:		158,026	70,350	228,376

- Brasil Telecom Comunicação Multimídia Ltda.	9.5409%	26,849	5,526	32,375
- Internet Group do Brasil S.A.	53.8232%	130,989	64,821	195,810
- Agência O Jornal da Internet Ltda.	30.0000%	183	—	183
- IG Participações S.A.	0.0065%	5	3	8

Intangible		67,186	(67,186)	(0)

- Goodwill		67,186	(67,186)	(0)

TOTAL ASSETS		403,362	3,045	406,406

- Transmission Equipment		25,355	—	25,355

Accounts Payable		16,990	—	16,990
Interest, Taxes and Contributions		2,825	—	2,825
Personnel, Social Benefits and Charges		62	—	62
Provision for Contingencies		107	—	107
Other Accounts Payable		5,371	—	5,371

LONG TERM LIABILITIES		37,521	(20,747)	16,774

Loans and Financing		1	—	1
IR and CSSL		—	(22,884)	(22,884)
Other Accounts Payable		37,521	2,137	39,657

EQUITY		340,485	23,792	364,277

Share Capital		485,422	—	485,422
Acumulated Profit and Loss		(144,937)	—	(144,937)
Loans and Financing			—	—
Debentures		—	23,792	23,792

TOTAL LIABILITIES		403,362	3,045	406,406

5 / 19
APSIS CONSULTORIA EMPRESARIAL	BRT-SER-INTERNET

REPORT: RJ-0325/09-02

BRASIL TELECOM COMUNICAÇÃO MULTIMÍDIA LTDA	FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)	BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS	161,768	(1,242)	160,526

Available Funds	21,349	—	21,349

- Cash	1,036	—	1,036
- Cash and Cash Equivalents	20,312	—	20,312
Financial Applications	43,517	—	43,517
Accounts Receivable	71,389	—	71,389
Inventories	14	—	14
Deferred Taxes and Taxes Recoverable	24,146	—	24,146
Judicial Deposits	111	—	111
Prepaid Expenses	1,242	(1,242)	0

LONG TERM ASSETS	12,156	(1,134)	11,022

Deferred Taxes and Taxes Recoverable	8,492	—	8,492
Prepaid Expenses	1,134	(1,134)	0
Judicial Deposits	1,492	—	1,492
Other	1,038	—	1,038

FIXED ASSET	230,637	90,126	320,763

Property, Plant and Equipment	212,190	90,126	302,316

- Work in Progress	24,255	0	24,255
- Transmission Equipment	50,700	38,832	89,532
- Communication Data Equipment	29,546	27,629	57,175
- Infrastructure	75,051	(6,107)	68,944
- Terminals	270	191	461
- General Goods	32,367	29,581	61,949

- Other Investments	18,447	—	18,447

- Data Processing System	9,608	—	9,608
- Regulatory Licenses	8,839	—	8,839

TOTAL ASSETS	404,561	87,750	492,312

CURRENT LIABILITIES	83,705	—	83,705
Accounts Payable	38,088	—	38,088
Interest, Taxes and Contributions	17,959	—	17,959
Personnel, Social Benefits and Charges	2,015	—	2,015
Related Party Consignations	53	—	53
Authorization to use Telecomunication Services	18	—	18
Provision for Contingencies	13,163	—	13,163
Advance to Clients	4,788	—	4,788
Loans and Financing	7,621	—	7,621

LONG TERM LIABILITIES	39,447	29,835	69,282

Accounts Payable	29,456	—	29,456
IR and CSSL	—	29,835	29,835
Dividends Payable	3,429	—	3,429
Provision for Contingencies	6,563	—	6,563

EQUITY	281,409	57,915	339,324

Share Capital	441,363	—	441,363
Accumulated Profit or Loss	(159,954)	—	(159,954)
Market Adjustments	—	57,915	57,915

TOTAL LIABILITIES	404,561	87,750	492,312

6 / 19
APSIS CONSULTORIA EMPRESARIAL	BRT-COMUNICAÇÃO

REPORT: RJ-0325/09-02

INTERNET GROUP (CAYMAN) LIMITED		FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)		BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS		1,485	—	1,485

Available Funds		1,485	—	1,485

- Cash and Cash Equivalents		1,485		1,485

Financial Applications		77,237	2,363	79,600

Investments		79,167	—	79,167

- Investment in Shares:		79,167	—	79,167

- Internet Group Participações S.A.	99.9935%	79,167	—	79,167

Property, Plant and Equipment		434	—	434

- Work in Progress		434		434

Intangible		(2,363)	2,363	(0)

TOTAL ASSETS		78,723	2,363	81,086

CURRENT LIABILITIES		120,218	—	120,218

Loans and Financing		58,915		58,915
Dividends and Equity Returns		60,556		60,556
Other Accounts Payable		747		747

EQUITY		(41,495)	2,363	(39,132)

Share Capital		249,327		249,327
Capital Reserve		98,561		98,561
Accumulated Profit or Loss		(389,384)		(389,384)
Market Adjustments		—	2,363	2,363

TOTAL LIABILITIES		78,723	2,363	81,086

7 / 19
APSIS CONSULTORIA EMPRESARIAL	IGCAL

REPORT: RJ-0325/09-02

IG PARTICIPAÇÕES S.A.		FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)		BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS		5		5

Available Funds		5	—	5

- Cash and Cash Equivalents		5	—	5

FIXED ASSET		79,172	39,179	118,352

Investments		79,172	39,179	118,352

- Investment in Shares:		79,172	39,179	118,352

- Internet Group do Brasil S.A.	32.5318%	79,172	39,179	118,352

TOTAL ASSETS		79,177	39,179	118,357

CURRENT LIABILITIES		5	—	5

Accounts Payable		5	—	5

EQUITY		79,172	39,179	118,351

Share Capital		76,872	—	76,872
Profit Reserves		2,300	—	2,300
Market Adjustments		—	39,179	39,179

TOTAL LIABILITIES		79,177	39,179	118,356

8 / 19
APSIS CONSULTORIA EMPRESARIAL	IGPSA

REPORT: RJ-0325/09-02

INTERNET GROUP DO BRASIL S.A. - Ig	FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)	BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS	194,420	(1,937)	192,483

Available Funds	27,141	—	27,141

- Cash	1,019	—	1,019
- Cash and Cash Equivalents	26,122	—	26,122
Financial Applications	52,415	—	52,415
Accounts Receivable	80,411	—	80,411
Deferred Taxes and Taxes Recoverable	21,726	—	21,726
Judicial Deposits	189		189
Prepaid Expenses	1,937	(1,937)	0
Other	10,601	—	10,601

LONG TERM ASSETS	88,733	(1,743)	86,990

Deferred Taxes and Taxes Recoverable	84,157	—	84,157
Prepaid Expenses	1,743	(1,743)	(0)
Judicial Deposits	542	—	542
Other	2,291	—	2,291

FIXED ASSET	79,964	139,936	219,900

Investments	3,882	(3,882)	0

- Others Investments	3,882	(3,882)	0

Property, Plant and Equipment	30,061	28,041	58,102

- Data Communication Equipment	200	304	505
- Infrastructure	2,031	(695)	1,336
- Terminals	288	173	461
- General Goods	27,541	28,259	55,800

Intangible	46,021	115,777	161,798

- Intangible in Formation	26,327	—	26,327
- Data Processing System	19,441	—	19,441
- Brands and Patents	253	115,777	116,030

TOTAL ASSETS	363,117	136,256	499,373

CURRENT LIABILITIES	114,358	—	114,358

Accounts Payable	70,018	—	70,018
- Other Investments	26,988	—	26,988
Personnel, Social Benefits and Charges	7,997	—	7,997
Related Party Consignations	151	—	151
Provision for Contingencies	543	—	543
- Transmission Equipment	1,892	—	1,892
Other Accounts Payable	6,769	—	6,769

LONG TERM LIABILITIES	5,390	15,822	21,212

Interest, Taxes and Contributions	990	4,948	5,938
IR and CSSL	—	4,948	4,948
Provision for Contingencies	3,315	5,926	9,241
Personnel, Social Benefits and Charges	1,085	—	1,085
Other Accounts Payable	(0)	—	(0)

EQUITY	243,369	120,434	363,803

Share Capital	396,477	—	396,477
Accumulated Profit or Loss	(153,108)	—	(153,108)
Market Adjustments	—	120,434	120,434

TOTAL LIABILITIES	363,118	136,256	499,373

9 / 19
APSIS CONSULTORIA EMPRESARIAL	IGBSA

REPORT: RJ-0325/09-02

BRASIL TELECOM CABOS SUBMARINOS LTDA.		FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)		BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS		208,689	—	208,689

Available Funds		63,299	—	63,299

- Cash		11,462	—	11,462
- Cash and Cash Equivalents		51,837	—	51,837
Financial Applications		72,678	—	72,678
Accounts Receivable		43,468	—	43,468
Deferred Taxes and Taxes Recoverable		14,325	—	14,325
Prepaid Expenses		1	—	1
Others		14,918	—	14,918

LONG TERM ASSETS		1,059	—	1,059

Deferred Taxes and Taxes Recoverable		335	—	335
Judicial Deposits		724	—	724

FIXED ASSET		179,765	60,024	239,789

Investments		164,536	(1,828)	162,708

- Investment in Shares:		164,536	(1,828)	162,708

- Brasil Telecom Subsea Cable Systems (Bermuda) Ltd.	100%	164,536	(1,828)	162,708

Property, Plant and Equipment		15,150	61,852	77,002

- Work in Progress		1,060	0	1,060
- Transmission Equipment		7,406	41,207	48,613
- Communication Data Equipment		30	44	74
- Infrastructure		1,536	20,408	21,944
- Terminals		8	187	194
- General Goods		5,111	6	5,117

Intangible		79	—	79

- Data Processing System		79	—	79

TOTAL ASSETS		389,514	60,024	449,537

CURRENT LIABILITIES		25,053	—	25,053

Accounts Payable		3,752	—	3,752
Interest, Taxes and Contributions		11,050	—	11,050
Personnel, Social Benefits and Charges		244	—	244
- Other Investments		3	—	3
Advance to Clients		9,973	—	9,973
Other Accounts Payable		31	—	31

LONG TERM LIABILITIES		86,525	21,030	107,555

- Transmission Equipment		—	21,030	21,030
Provision for Contingencies		4,480	—	4,480
Advance to Clients		82,045	—	82,045

EQUITY		277,936	38,994	316,930

Share Capital		272,444	—	272,444
Profit Reserves		5,492	—	5,492
Market Adjustments		—	38,994	38,994

TOTAL LIABILITIES		389,514	60,024	449,537

10 / 19
APSIS CONSULTORIA EMPRESARIAL	BRT-CABOS SUB.

REPORT: RJ-0325/09-02

BRASIL TELECOM SUBSEA CABLE SYSTEMS (BERMUDAS) LTD.		FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)		BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS		81,091	(1,389)	79,702

Available Funds		46,102	—	46,102

- Cash		102	—	102
- Cash and Cash Equivalents		46,000	—	46,000
Accounts Receivable		24,023	—	24,023
Prepaid Expenses		1,389	(1,389)	(0)
Other		9,577	—	9,577

LONG TERM ASSETS		13,596	—	13,596

Other		13,596	—	13,596

FIXED ASSET		141,463	(439)	141,024

Investments		80,459	(439)	80,020

- Investment in Shares:		80,459	(439)	80,020

- Brasil Telecom of America Inc	100.0000%	78,658	(257)	78,401
- Brasil Telecom de Venezuela, S.A.	100.0000%	1,802	(182)	1,620

Property, Plant and Equipment		61,003	—	61,003

- Work in Progress		2,315	—	2,315
- Transmission Equipment		57,198	—	57,198
- Infrastructure		7	—	7
- Land		188	—	188
- Buildings		1,271	—	1,271
- General Goods		24	—	24

Intangible		—	—	—

TOTAL ASSETS		236,150	(1,828)	234,322

CURRENT LIABILITIES		12,484	—	12,484

Accounts Payable		2,660	—	2,660
Personnel, Social Benefits and Charges		9	—	9
Income on Holdings		13	—	13
Advance to Clients		9,770	—	9,770
Other Accounts Payable		32	—	32

- Other Investments		59,130	—	59,130

Advance to Clients		59,130	—	59,130

EQUITY		164,536	(1,828)	162,708

- Transmission Equipment		243,477	—	243,477
Accumulated Profit or Loss		(78,941)	—	(78,941)
Market Adjustments		—	(1,828)	(1,828)

TOTAL LIABILITIES		236,150	(1,828)	234,322

11 / 19
APSIS CONSULTORIA EMPRESARIAL	BRT-SCCS-BERMUDAS

REPORT: RJ-0325/09-02

BRASIL TELECOM of AMERICA INC.	FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)	BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS	44,348	(236)	44,112

Available Funds	35,481	—	35,481

- Cash	730	—	730
- Cash and Cash Equivalents	34,751	—	34,751
Accounts Receivable	8,169	—	8,169
Prepaid Expenses	236	(236)	0
Other	462	—	462

LONG TERM ASSETS	91	(66)	25

Other	25	—	25
Prepaid Expenses	66	(66)	0

FIXED ASSET	39,097	—	39,097

Investments	—	—	—

Property, Plant and Equipment	38,456	—	38,456

- Work in Progress	16,095	—	16,095
- Transmission Equipment	17,457	—	17,457
- Data Communication Equipment	1,665	—	1,665
- Infrastructure	799	—	799
- Land	302	—	302
- Buildings	1,471	—	1,471
- General Goods	667	—	667

Intangible	641	—	641

- Data Processing System	641	—	641

TOTAL ASSETS	83,535	(302)	83,233

CURRENT LIABILITIES	4,878	—	4,878

Accounts Payable	2,571	—	2,571
Interest, Taxes and Contributions	230	—	230
Personnel, Social Benefits and Charges	108	—	108
Income on Holdings	592	—	592
Advance to Clients	1,306	—	1,306
Other Accounts Payable	70	—	70

- Other Investments	—	(45)	(45)

IR and CSSL	—	(45)	(45)

EQUITY	78,658	(257)	78,401

Share Capital	100,547	—	100,547
Accumulated Profit or Loss	(21,889)	—	(21,889)
Market Adjustments	—	(257)	(257)

TOTAL LIABILITIES	83,535	(302)	83,233

12 / 19
APSIS CONSULTORIA EMPRESARIAL	BRTOFAINC

REPORT: RJ-0325/09-02

BRASIL TELECOM DE VENEZUELA, S.A.	FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)	BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS	3,001	(192)	2,809

Available Funds	526	—	526

- Cash	526	—	526
Accounts Receivable	1,258	—	1,258
Prepaid Expenses	192	(192)	(0)
Other	1,024	—	1,024

LONG TERM ASSETS	2,086	(84)	2,002

Prepaid Expenses	84	(84)	0
Other	2,002	—	2,002

FIXED ASSET	6,421	—	6,421

Property, Plant and Equipment	2,311	—	2,311

- Transmission Equipment	2,017	—	2,017
- Data Communication Equipment	271	—	271
- Infrastructure	7	—	7
- General Goods	15	—	15

Intangible	4,110	—	4,110

- Data Processing System	59	—	59
- Other Intangibles	4,050	—	4,050

TOTAL ASSETS	11,508	(276)	11,232

CURRENT LIABILITIES	9,706	—	9,706

Accounts Payable	1,191	—	1,191
Personnel, Social Benefits and Charges	61	—	61
Advance to Clients	602	—	602
Other Accounts Payable	7,851	—	7,851

LONG TERM LIABILITIES	—	(94)	(94)

IR and CSSL	—	(94)	(94)

EQUITY	1,802	(182)	1,620

Share Capital	49,565	—	49,565
Accumulated Profit or Loss	(47,764)	—	(47,764)
Market Adjustments	—	(182)	(182)

- Other Investments	11,508	(276)	11,232

13 / 19
APSIS CONSULTORIA EMPRESARIAL	BTVENEZUELA

REPORT: RJ-0325/09-02

NOVA TARRAFA PARTICIPAÇÕES LTDA.		FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)		BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS		28	—	28

Deferred Taxes and Taxes Recoverable		28	—	28

LONG TERM ASSETS		—	—	—

FIXED ASSETS		5,642	(5,642)	0

Investments		—	—	—

- Investment in Shares		—	—	—

- Internet Group (Cayman) Limited	9.4150%	—	—	—

Intangible		5,642	(5,642)	0

- Goodwill		5,642	(5,642)	0

TOTAL ASSETS		5,670	(5,642)	28

CURRENT LIABILITIES		(0)	—	(0)

Other Accounts Payable		(0)		(0)

LONG TERM LIABILITIES		3,927	(1,918)	2,009

IR and CSSL		—	(1,918)	(1,918)
Other Accounts Payable		21	—	21
Provision for Shareholders’ Loss		3,907		3,907

EQUITY		1,743	(3,724)	(1,981)

Share Capital		32,625		32,625
Accumulated Profit or Loss		(30,882)		(30,882)
Market Adjustments		—	(3,724)	(3,724)

TOTAL LIABILITIES		5,670	(5,642)	28

14 / 19
APSIS CONSULTORIA EMPRESARIAL	NTPSA

REPORT: RJ-0325/09-02

NOVA TARRAFA INC.		FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)		BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS		—	—	—
LONG TERM ASSETS		—	—	—
FIXED ASSET		349	(349)	0
- Investments		—	—	—
- Investment in Shares		—	—	—
- Internet Group (Cayman) Limited	0.1633%	—	—	—
Intangible		349	(349)	0
- Goodwill		349	(349)	0

TOTAL ASSETS		349	(349)	0

CURRENT LIABILITIES		—	—	—

LONG TERM LIABILITIES		68	—	68

IR and CSSL		—	—	—
Provision for Shareholders Loss		68	—	68

EQUITY		282	(349)	(67)

Share Capital		2,339	—	2,339
Accumulated Profit or Loss		(2,058)	—	(2,058)
Market Adjustments		—	(349)	(349)

TOTAL LIABILITIES		349	(349)	0

15 / 19
APSIS CONSULTORIA EMPRESARIAL	NTINC

REPORT: RJ-0325/09-02

BRASIL TELECOM CALL CENTER S.A.	FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)	BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS	104,269	(28)	104,241

Available Funds	(21,770)	—	(21,770)

- Cash	(21,770)		(21,770)
Accounts Receivable	108,275		108,275
Taxes Recoverable	16,133		16,133
Judicial Deposits	10		10
Prepaid Expenses	28	(28)	(0)
Other	1,594		1,594

LONG TERM ASSETS	1,349	10	1,359

Taxes Recoverable	1,216	10	1,226
Judicial Deposits	132		132

FIXED ASSET	—	—	—

Property, Plant and Equipment	—	—	—

TOTAL ASSETS	105,618	(18)	105,600

CURRENT LIABILITIES	82,010	—	82,010

Loans and Financing	14,993		14,993
Accounts Payable	17,397		17,397
Taxes and Contributions to Receive	4,482	—	4,482
Personnel, Social Benefits and Charges	31,088		31,088
Related Party Consignations	217		217
Provision for Contingencies	12		12
Advance to Clients	680		680
Other Accounts Payable	13,141		13,141

LONG TERM LIABILITIES	5,292	—	5,292

Taxes and Contributions to Receive	2	—	2
IR and CSSL	—	—	—
Provision for Contingencies	3,477		3,477
Advance to Clients	1,813		1,813

EQUITY	18,316	(18)	18,298

Share Capital	33,640		33,640
Accumulated Profit or Loss	(15,324)		(15,324)
Market Adjustments	—	(18)	(18)

TOTAL LIABILITIES	105,618	(18)	105,600

16 / 19
APSIS CONSULTORIA EMPRESARIAL	BRTCALLCENTER

REPORT: RJ-0325/09-02

VANT - TELECOMUNICAÇÕES S.A.	FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)	BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS	13,036	—	13,036

Available Funds	4,683	—	4,683

- Cash	7		7
- Cash and Cash Equivalents	4,676		4,676
Financial Applications	2,050		2,050
Accouts Receivable	770		770
Taxes Recoverable	4,928		4,928
Judicial Deposits	605		605

LONG TERM ASSETS	664	—	664

Judicial Deposits	664		664

FIXED ASSET	7	—	7

Intangible	7	—	7

- Others Intangibles	7	—	7

TOTAL ASSETS	13,706	—	13,706

CURRENT LIABILITIES	5,380	—	5,380

Accounts Payable	5,111		5,111
Taxes and Contributions to Receive	59	—	59
Provision for Contingencies	41		41
Advance to Clients	150		150
Other Accounts Payable	19		19

LONG TERM LIABILITIES	6,111	—	6,111

Taxes and Contributions to Receive	77		77
IR and CSSL	—	—	—
Provision for Contingencies	6,034		6,034

EQUITY	2,216	—	2,216

Share Capital	141,512		141,512
Accumulated Profit or Loss	(139,296)		(139,296)
Market Adjustments		—	—

TOTAL LIABILITIES AND EQUITY	13,706	—	13,706

17 / 19
APSIS CONSULTORIA EMPRESARIAL	VANT

REPORT: RJ-0325/09-02

Brasil Telecom Card Serviços Financeiros Ltda.	FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)	BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS	7,908	—	7,908

Available Funds	5,182	—	5,182

- Cash	38		38
- Cash and Cash Equivalents	5,144		5,144
Financial Applications	2,659		2,659
Taxes Recoverable	67		67

LONG TERM ASSETS	—	—	—

FIXED ASSET	—	—	—

TOTAL ASSETS	7,908	—	7,908

CURRENT LIABILITIES	14	—	14

Taxes and Contributions to Receive	14	—	14

LONG TERM LIABILITIES	—	—	—

EQUITY	7,894	—	7,894

Share Capital	7,500		7,500
Profit Reserves	394		394
Market Adjustments	—	—	—

TOTAL LIABILITIES	7,908	—	7,908

18 / 19
APSIS CONSULTORIA EMPRESARIAL	BRT CARD

REPORT: RJ-0325/09-02

AGÊNCIA O JORNAL DA INTERNET LTDA.	FINANCIAL STATEMENT
BALANCE SHEET (THOUSAND REAIS)	BALANCE AS OF 5/31/2009	Market Adjustments	ADJUSTED BALANCE
CURRENT ASSETS	642	—	642

Available Funds	468	—	468

- Cash	101		101
- Cash and Cash Equivalents	367		367
Financial Applications	161		161
Taxes Recoverable	13		13

LONG TERM ASSETS	—	—	—

FIXED ASSET	—	—	—

TOTAL ASSETS	642	—	642

CURRENT LIABILITIES	31	—	31

Accounts Payable	18		18
Taxes and Contributions to Receive	12	—	12
Other Accounts Payable	2		2

LONG TERM LIABILITIES	—	—	—

EQUITY	611	—	611

Share Capital	1		1
Profit Reserves	610		610
Market Adjustments		—	—

TOTAL LIABILITIES	642	—	642

19 / 19
APSIS CONSULTORIA EMPRESARIAL	0 JORNAL INT

ATTACHMENT 2

EQUIPMENT APPRAISAL

APPRAISAL OF MACHINERY AND EQUIPMENT

The technical procedures used in this report are in accordance with the criteria set forth by Appraisal Standards NBR 14653-1:2001 and NBR 14653-2:2004 of ABNT – Brazilian Association of Technical Standards, and appraisal calculations for assessing values were devised based on the direct market data comparative method and the replacement cost method.

Based on prior experiences, APSIS developed a method for assessing values based on comparative elements drawn out of appraised operational systems.

Set forth below are the references used in the performance of our work and the criteria used for the main items of the appraisal:

REFERENCES

a)	Equity control of fixed assets, supplied by BrT for all the group’s companies;

b)	Quotations for the relevant equipment in each functional class;

c)	Analysis of BrT’s new operational projects for the purpose of harmonizing concepts and premises (APSIS Engineering and BrT Engineering);

d)	Data supplied by managers of several central offices during technical visitations; and

e)	Appraisal of specific features of each facility.

METHODOLOGY

The method used consists of arriving at the value of new, equal or similar machinery and/or equipment through market research conducted with manufacturers, suppliers and/or representatives, in addition to, as the case may be, assembly, installation and transportation expenses.

We adopted a simplified model as a result of the size of the data base analyzed (1,938 thousand items), which grouped assets by operating functional unit.

After connecting all items to functional units, we adopted the following appraisal criteria/premises:

For all equipment deemed obsolete, with no market value, the value of a MODERN EQUIVALENT will be considered.

The functional classes devised by APSIS defined technology used by demand, and not by manufacturer or model, noting that, with regards to the market, technology is within the reach of all, and values are similar among manufacturers.

The relevant equipment was selected by functional class to be quoted with manufacturers, or the equivalent, contained in the same data bank supplied, with a purchase date in 2008.

A correction factor was used for each functional class for sampling, with reference to the relevant quoted equipment and adopting the premise that the value of all equipment belonging to the same functional class is affected in the same manner.

The economic useful life of fixed assets installed on the plant was defined as a result of field visitations and data collected from the manufacturers of the equipment. We contemplated the following factors for assessing economic useful life: the need of replacement due to technological advances in demand, competition, market trends and the useful life of the equipment.

Therefore, we arrived at the following probable estimates, per engineering group:

- Commutation => 10 years - Transmission => 10 years - Infrastructure => 20 years, with towers being = 25 years - Access Network => 10 years - Termination => 10 years

Some functional classes were identified as non-relevant and therefore associated to other similar classes, namely:

CRITERIA FOR REPLACEMENT VALUE ASSESSMENT– NON-RELEVANT CLASSES

CLASSES	MÉDIAN OF CLASSES
CAB, C-B, C-O	C-CG, C-M, C-P.

CEL-, CEL-A	CEL-B.

D-DEL, D-E	D-DO.

SAT-A, SAT-E	D-DO, D-DEL, D-MO, D-MUL, D-RO.

E-B, E-T	E-A, E-G, E-R.

F-I, S-A	C-G, C-M, C-P, T-A, T-ANA, T-DEL, T-DO.

T-E, T-O	T-A, T-ANA, T-DEL, T-DO.

TE-CP, TE-O, TE-VC, TE-WLL, TE-DA, TE-DEL	TE-AS, TE-TP.

The current value of each equipment was arrived at by considering depreciation of the replacement value based on a new economic useful life term beginning from the date of purchase.

With regards to installations, these were assessed as an integral part of the respective equipment.

ATTACHMENT 3

REAL ESTATE APPRAISAL

REAL ESTATE APPRAISAL

APSIS devised appraisal reports to assess market values for the purpose of the purchase and sale of the 30 largest commercial buildings belonging to BrT, corresponding to 48% of the total net equity of the company’s buildings. The value arrived at was used to validate the market values introduced by the company’s management, which are updated yearly by the responsible sector.

The technical procedures used in the report prepared by APSIS are in accordance with the criteria set forth by Appraisal Standards NBR 14653-1:2001 and NBR 14653-2:2004 of ABNT – Brazilian Association of Technical Standards, and appraisal calculations to assess market values were prepared on the basis of the evolution method (direct market data comparative method for land, and cost quantification method for buildings and improvements) and on the basis of the direct market data comparative method.

Furthermore, the reports comply with the specifications and criteria set forth by Appraisal Standards NBR 14653-1:2001, NBR 14653-2:2004 and NBR 14653-5:2004 of ABNT – Brazilian Association of Technical Standards and with the specifications and criteria set forth by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to requirements imposed by different bodies, such as: the Ministry of Treasury, the Brazilian Central Bank, Bank of Brazil, CVM (Brazilian Securities and Exchange Commission), SUSEP (Superintendence of Private Insurance), RIR/99 (Income Tax Regulation/99), etc. The postulates comprised in the Professional Codes of Ethics set forth by CONFEA – Federal Council of Engineering, Architecture and Agronomy and by the Institute of Legal Engineering have also been complied with.

1

1.	METHODOLOGY FOR REAL ESTATE APPRAISAL

The methodology used in the reports is described as follows.

1.1	ASSESSMENT OF THE REAL ESTATE’S VALUE – EVOLUTION METHOD

This method defines the total value of the real estate based on a combination of the direct comparative method for assessing the value of land and the cost quantification method for assessing the value of improvements.

DIRECT COMPARATIVE METHOD (Handling by Factors) - LAND

DEFINITION

This method defines land value by comparing market data from similar land. Firstly, market research is carried out aiming at producing a representative sampling of market data on land with features, inasmuch as possible, similar to that under appraisal through the use of all available data. This stage, which involves research structures and strategies, starts with the profiling and outlining of the market under analysis with the assistance of existing theories and concepts or hypotheses originated from experiences acquired by the appraiser on value formation. Within the research structure, variables are chosen which, in principle, are relevant for explaining value formation, and presumed relations between them and dependent variables are established. Researched items are then submitted to technical homogenization through the assistance of approved empirical weighting factors, which aim to weigh the features and qualities of the data researched.

IDENTIFICATION OF THE SAMPLE’S VARIABLES

Dependent variables

In order to correctly specify dependent variables, market investigation in connection with their behavior and ways in which prices are expressed (for instance, total or unit price, reference currency, payment forms) is required, as well as the homogenization of measurement units.

3

Independent variables

Independent variables refer to physical features (for instance, area and façade), location features (such as the district, street, avenue, and distance to centers of influence, among others), and economic features (such as bid or transaction, business period cycle and condition - payment in cash or in installments). Independent variables must be chosen on the basis of existing theories, knowledge acquired, common sense and other features which have revealed themselves as important during the performance of our work, as some variables contemplated during research planning may have revealed themselves to be of little relevance or vice-versa. Whenever possible, adoption of quantitative variables is recommended.

UNIFICATION FACTORS NORMALLY USED IN THE REPORTS

According to Appraisal Standard NBR 14653-2:2004 of ABNT, for foundation level I to be attained, the adjustment interval acceptable for each factor or set of factors is 0.50 to 1.50. The following factors were used in this appraisal:

F1 - Bid Factor

This factor has been adopted for items under bid, bearing in mind that it normally suffers a reduction in value for the purpose of closing the deal. It varies from 0.8 to 1.0.

F2 - Transposition Factor

This factor has been adopted for the purpose of unifying researched items with the real estate under appraisal, as a function of the relative location.

F3 - Area Factor

This factor has been adopted for the purpose of unifying researched items with the real estate under appraisal, as a function of the relative area.

✓	F3 = (s/S)1/4

Where: s = area of researched item

     S= area of real estate under appraisal

When variation between two areas is less than 30%; or

✓	F3 = (s/S)1/8

When variation between two areas is over 30%.

4

F4 - Topography Factor

This factor has been adopted to unify researched items with the real estate under appraisal as a function of the relative topography.

F5 - Frontage Factor

This factor has been adopted to unify researched items with the real estate under appraisal, as a function of the relative frontage.

✓	F5 = (TA/Ta)1/4

Where: TA = frontage of the real estate under appraisal

     Ta = frontage of the researched item

With expression being limited to the interval of 0.5 <= TA/Ta >= 2.0

After unification, these values are subjected to a statistical assessment to determine the unit value to be adopted for the real estate under appraisal.

After researched items have been duly unified, Student’s Percentile-T Method is adopted for assessing the possible interval with 80% confidence. Within this interval, the appraiser, at his discretion, adopts the unit value deemed appropriate. This value is multiplied by the constructed area of the real estate under appraisal, thus arriving at the value thereof.

COST QUANTIFICATION METHOD - BUILDINGS AND IMPROVEMENTS

The cost quantification method determines value on the basis of the cost of reproduction minus depreciation of buildings and improvements, with all original features or re-allocation thereof considered, and contemplating depreciation due to physical deterioration, functionality and economic/external obsolescence.

The unit value (new value) for buildings and construction is defined through the adoption of the basic unit cost of construction, which is determined through inquiries made to magazines specializing in civil construction indexes and costs (PINI EDITORS). This value is multiplied by the equivalent construction area of the improvements.

A percentage representing factors not included in the cost of construction, such as: BDI (Indirect Costs and Profits) rate, project cost, fees, etc., is added to this sum, thereby established the building’s cost of reproduction.

Depreciation results from the items’ wear and tear. Functional obsolescence occurs as a result of a decrease in value based on the internal condition of the real estate, due to inadequate design, materials, or processes that give rise to inadequacies, capability, under-utilization or excess operational costs.

5

Economic/external obsolescence is an irreparable injury to the value of buildings and improvements caused by unfavorable conditions of the local economy and industrial sector, such as: unavailability of financing, loss of sources of raw material and labor, lack of efficient transportation, change in the center of business, change in legislation and changes in customs.

A depreciation factor set forth by the Ross-Heidecke Method (accounting for the state of conservation and apparent age of the building) is applied to the previously resulting cost of reproduction of the building, thus arriving at the building’s cost of reproduction minus depreciation.

CALCULATION OF THE REAL ESTATE’S FINAL VALUE

The market value for the purchase and sale of the real estate is obtained from the sum of land, construction and improvement portions. If the resulting value is not appropriate to the current status of the regional real estate market within the segment under analysis, we adopt a commercialization factor.

6

1.2	DIRECT COMPARATIVE METHOD (Adjustment by Factors)

DEFINITION

This method defines land value by comparing market data from similar land. First, market research is carried out to produce a representative sampling of market data on real estate with features, inasmuch as possible, similar to that under appraisal through the use of all available evidence. This stage, which involves research structures and strategies, starts with the profiling and outlining of the market under analysis, with the assistance of existing theories and concepts or hypotheses originated from experiences acquired by the appraiser on value formation. Within the research structure, variables are chosen which, in principle, are relevant for explaining value formation, and presumed relations between them and dependent variables are established. Researched items are then submitted to technical homogenization through the assistance of approved empirical weighting factors, which aim to weight the features and qualities of the data researched.

IDENTIFICATION OF THE SAMPLE’S VARIABLES

Dependent variables

In order to correctly specify dependent variables, market investigation in connection with their behavior and ways in which prices are expressed (for instance, total or unit price, reference currency, payment forms) is required, as well as the homogenization of measurement units.

Independent variables

Independent variables refer to physical features (for instance, area and façade), location features (such as the district, street, avenue and distance to centers of influence, among others), and economic features (such as bid or transaction, business cycle and condition – payment in cash or in installments). Independent variables must be chosen on the basis of existing theories, knowledge acquired, common sense and other features which have revealed themselves as important during performance of our work, as some variables contemplated during research planning may have revealed themselves to be of little relevance or vice-versa. Whenever possible, adoption of quantitative variables is recommended.

UNIFICATION FACTORS NORMALLY USED IN THE REPORTS

According to Appraisal Standard NBR 14653-2:2004 of ABNT, for foundation level I to be attained, the adjustment interval acceptable for each factor or set of factors is 0.50 to 1.50. The following factors were used in this appraisal:

7

F1 - Bid Factor

This factor has been adopted for items under bid, bearing in mind that it normally suffers a reduction in value for the purpose of closing the deal. It varies from 0.8 to 1.0.

F2 - Transposition Factor

This factor has been adopted for the purpose of unifying researched items with the real estate under appraisal, as a function of the relative location.

F3 - Area Factor

This factor has been adopted for the purpose of unifying researched items with the real estate under appraisal, as a function of the relative area.

F3 = (s/S)1/4 when variation between two areas is less than 30%; or

F3 = (s/S)1/8 when variation between two areas is over 30%; Where:

s = area of researched item

S = area of real estate under appraisal

F4 - Age Factor

This factor has been adopted to unify researched items with the real estate under appraisal, as a function of the relative age.

F5 - Construction Pattern Factor

This factor has been adopted to unify researched items with the real estate under appraisal, as a function of the construction pattern.

After being unified, these values are subjected to a statistical assessment to determine the unit value to be adopted for the real estate under appraisal.

After researched items have been duly unified, Student’s Percentile-T Method is adopted for assessing the possible interval with 80% confidence. Within this interval, the appraiser, at his discretion, adopts the unit value deemed appropriate. This value is multiplied by the constructed area of the real estate under appraisal, thus arriving at the value thereof.

8

ATTACHMENT 4

INTANGIBLE ASSETS APPRAISAL

BRASIL TELECOM	Report: RJ-0325/09-02

APPRAISAL OF INTANGIBLE ASSETS

The acknowledgment of the importance of intangible assets in the business world has been rapidly growing, as companies have increasingly been bought and sold due to their “off-balance sheet” assets.

The work of appraising intellectual property and intangible assets is not predisposed to determining a specific value with accuracy, but rather to gathering the largest possible amount of data and information about the business and its market, which analyzed and modeled jointly, should enable the appraiser to assess a probable value for the object under analysis, as a function of the specific features of the situation and purpose analyzed.

Every company has a portfolio of assets, which are responsible for the accomplishment and continuity of operations, aiming at the generation of profit which would represent a satisfactory return on invested capital. These assets are divided into three categories:

•

Monetary assets – represented by the net current capital, which is the difference between current assets (cash, short-term investments, trade bills receivable, inventories, etc.) and current liabilities (suppliers, accounts payable, income tax, etc.).

•	Fixed assets (tangible) – those which can be handled, that is, which have physical existence. They include machines and equipment, land, vehicles and real estate, among others;

•

Intangible assets and intellectual property – Intangible assets are those which do not have physical existence, but provide rights and privileges to their owners. They are mainly represented by client portfolios, contracts, the relationship with clients, franchising, etc. Intellectual property generally refers to trademarks and patents, copyrights and know-how. It represents a special classification within intangible assets, as its owner is protected by law against illegal exploitation of the intellectual property by third-parties.

All approaches for appraising assets start with the principle of substitution. This principle presumes that a prudent buyer will not pay a value for a piece of property that is higher than the cost of acquisition of a substitute piece of property with the same utility.

Starting with the principle of substitution, three types of approaches have been defined, which can be used to assess the value of an intangible asset. For each appraisal, one should choose the most appropriate approach. However, more than one approach may be used jointly. They are:

•	The market approach – it aims at comparing the assets under analysis to other similar assets which have been recently sold or are being offered for sale;

•	The cost approach – it measures the investment required to produce similar assets which would present an identical capacity to generate benefits;

•	The income approach – it defines the value of assets as the current value of future benefits which will result from their property rights.

APSIS Consultoria Ltda

BRASIL TELECOM	Report: RJ-0325/09-02

APPRAISAL OF CONCESSION/AUTHORIZATION CONTRACTS

In the appraisal of the intangible assets of BrT, the methodology chosen was the income approach, recommended when an industry owns relevant contracts which guarantee long-term profitability (Valuation of Intellectual Property and Intangible Assets – Smith, Parr). The following relevant category of intangible operating assets can be considered in fixed telephony operation companies, such as BrT:

•	Public Service Concession Contract – Fixed Telephony

As to the brand value, each business segment has intangible assets with greater or lesser influence on the operations. In the case of fixed telephony, the brand does not have relevant influence on cash generation, but rather the guarantee of service exclusivity for the inhabitants of a particular region, including the assignment of the client base existent at the time the service was privatized.

For appraising the Concession Contract, we analyzed the cash flow of the fixed telephony business during the remaining useful life of the concession (17 years), on a stand-alone basis, contemplating potential synergies resulting from the acquisition process described in this report. We also added the residual value of fixed assets and working capital at the end of the concession.

After calculating the present value of this cash flow through a discount rate appropriate for the segment, we deducted tangible operating assets (working capital and fixed assets) at market prices, so as to draw out the intrinsic value of the Concession Contract, as shown on the table below:

expected rate of return	8.8%	9.0%	9.2%

ECONOMIC VALUE - BrT FIXED TELEPHONY CONCESSION (R$ millions)

DISCOUNTED CASH FLOW	24,866	24,536	24,213

RESIDUAL VALUE (WORKING CAPITAL and FIXED ASSETS)	6,193	6,193	6,193

DISCOUNTED RESIDUAL VALUE	1,476	1,431	1,387

OPERATING VALUE - FIXED TELEPHONY	26,343	25,967	25,600

CARRYING CHARGE - WORKING CAPITAL	(423)	(423)	(423)

CARRYING CHARGE - FIXED ASSETS AT MARKET PRICE	(11,026)	(11,026)	(11,026)

BrT FIXED TELEPHONY CONCESSION VALUE - 12/31/08	14,894	14,518	14,151

amortization term (months)		204

BrT FIXED CONCESSION VALUE - 05/31/09		14,162

APSIS Consultoria Ltda

BRASIL TELECOM	Report: RJ-0325/09-02

APPRAISAL OF THE MOBILE TELEPHONY CLIENT PORTFOLIO

The client portfolio is the main operating intangible asset of the mobile telephony segment. The calculation of this portfolio’s market value was established by the increase in the number of users between 2007 and 2008, and also by the commercial expenses per additional client in 2008. Therefore, we have derived the value of the client portfolio in 2008, which is shown and summarized below:

CLIENT PORTFOLIO VALUE - MOBILE	2006	2007		2008
TOTAL USERS (MILLIONS)	3.4		4.3		5.6

POST-PAID CLIENTS (% TOTAL)	29%		20%		17.5%

TOTAL CAPITAL RAISING EXPENSES (R$ thousands)	432,432		454,139		525,081

CLIENT PORTFOLIO VALUE (R$ thousands)

USER INCREASE IN THE PERIOD (MILLIONS)			0.89		1.34

COMMERCIAL EXPENSES PER ADDITIONAL CLIENT		R$	512.63	R$	392.64

CLIENT PORTFOLIO VALUE (2008 BASE)					384,790

APSIS Consultoria Ltda

BRASIL TELECOM	Report: RJ-0325/09-02

APPRAISAL OF BRAND AND INTERNET DOMAIN NAMES

Other intangible assets of lesser relevance are brand and internet domain names. The calculation of the values of the Brand and Internet Domain names IG, BRTURBO and IBEST were accomplished through the methodology of market multiples, where the company UOL was used as a means of comparison. The result obtained through the market multiples analysis was accomplished for the total number of broadband users and the value of the brand/domain name per each subscriber. The value found according to the adopted methodology is as follows:

VALUE OF THE BRAND AND DOMAIN NAMES IG, BRTURBO and IBEST (R$ thousands)	116,030.43

APSIS Consultoria Ltda

REPORT RJ-0325/09-02
BRASIL TELECOM	Base Date: 05/31/09

	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9
Gross Income from Services (R$ millions )

LOCAL
Fixed Terminals (millions)	8.1	8.0	7.9	7.8	7.8	7.8	7.8	7.8	7.8
% growth		-1.23%	-1.25%	-1.27%	0.00%	0.00%	0.00%	0.00%	0.00%

Average Ticket per Terminal (R$/month)	55.0	54.9	54.8	54.7	54.6	54.5	54.3	54.2	54.1
% growth		-0.20%	-0.20%	-0.20%	-0.20%	-0.20%	-0.20%	-0.20%	-0.20%

GROSS INCOME - LOCAL (R$ millions)	5,346.0	5,269.4	5,193.2	5,117.2	5,106.9	5,096.7	5,086.5	5,076.4	5,066.2
% growth		-1.43%	-1.45%	-1.46%	-0.20%	-0.20%	-0.20%	-0.20%	-0.20%

LONG-DISTANCE
F-F Minutes NLD	3.3	3.3	3.3	3.2	3.2	3.1	3.1	3.1	3.0
% growth		-0.50%	-0.50%	-1.30%	-1.30%	-1.30%	-1.30%	-1.30%	-1.30%

Average Ticket per minute (R$)	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
% growth		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

GROSS INCOME - NLD (R$ millions)	1.4	1.3	1.3	1.3	1.3	1.3	1.3	1.3	1.2
% growth		-0.50%	-0.50%	-1.30%	-1.30%	-1.30%	-1.30%	-1.30%	-1.30%

INTERNETWORKS- FIXED SOURCE
F-M Minutes	3,040.0	2,979.2	2,907.7	2,837.9	2,769.8	2,703.3	2,638.4	2,575.1	2,513.3
% growth		-2.00%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%

Average Ticket per minute (R$)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8
% growth		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

GROSS INCOME - F-M (R$ millions)	2,523.2	2,472.7	2,413.4	2,355.5	2,298.9	2,243.8	2,189.9	2,137.4	2,086.1
% growth		-2.00%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%

INTERNETWORKS- MOBILE SOURCE
M-F Minutes	640.0	627.2	612.1	597.5	583.1	569.1	555.5	542.1	529.1
% growth		-2.00%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%

Average Ticket per minute (R$)	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4
% growth		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

GROSS INCOME - M-F (R$ millions)	896.0	878.1	857.0	836.4	816.4	796.8	777.6	759.0	740.8
% growth		-2.00%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%

MEDIA ASSIGNMENT INCOME (R$ millions)	568.0	519.7	475.5	435.1	398.1	364.3	333.3	305.0	279.1
% growth		-8.50%	-8.50%	-8.50%	-8.50%	-8.50%	-8.50%	-8.50%	-8.50%

DATA COMMUNICATION INCOME (R$ millions)	4,150.0	4,515.2	4,817.7	5,034.5	5,225.8	5,424.4	5,625.1	5,833.2	6,049.1
% growth		8.80%	6.70%	4.50%	3.80%	3.80%	3.70%	3.70%	3.70%

TUP CARD INCOME (R$ millions)	373.0	343.2	311.2	284.8	263.7	246.8	233.5	223.2	215.6
% growth		-8.00%	-9.30%	-8.50%	-7.40%	-6.40%	-5.40%	-4.40%	-3.40%

OTHER INCOME (R$ millions)	554.3	560.0	562.8	562.6	564.4	567.0	569.9	573.4	577.5
% growth		1.03%	0.50%	-0.03%	0.33%	0.45%	0.52%	0.62%	0.72%

TOTAL GROSS INCOME (R$ millions)	14,411.9	14,559.7	14,632.2	14,627.4	14,675.7	14,741.1	14,817.2	14,908.8	15,015.6

% growth		1.03%	0.50%	-0.03%	0.33%	0.45%	0.52%	0.62%	0.72%

	YEAR 10	YEAR 11	YEAR 12	YEAR 13	YEAR 14	YEAR 15	YEAR 16	YEAR 17
Gross Income from Services (R$ millions )

LOCAL
Fixed Terminals (millions)	7.8	7.8	7.8	7.8	7.8	7.8	7.8	7.8
% growth	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Average Ticket per Terminal (R$/month)	54.0	53.9	53.8	53.7	53.6	53.5	53.4	53.3
% growth	-0.20%	-0.20%	-0.20%	-0.20%	-0.20%	-0.20%	-0.20%	-0.20%

GROSS INCOME - LOCAL (R$ millions)	5,056.1	5,046.0	5,035.9	5,025.8	5,015.7	5,005.7	4,995.7	4,985.7
% growth	-0.20%	-0.20%	-0.20%	-0.20%	-0.20%	-0.20%	-0.20%	-0.20%

LONG-DISTANCE
F-F Minutes NLD	3.0	2.9	2.9	2.9	2.8	2.8	2.8	2.7
% growth	-1.30%	-1.30%	-1.30%	-1.30%	-1.30%	-1.30%	-1.30%	-1.30%

Average Ticket per minute (R$)	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
% growth	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

GROSS INCOME - NLD (R$ millions)	1.2	1.2	1.2	1.2	1.2	1.1	1.1	1.1
% growth	-1.30%	-1.30%	-1.30%	-1.30%	-1.30%	-1.30%	-1.30%	-1.30%

INTERNETWORKS- FIXED SOURCE
F-M Minutes	2,453.0	2,394.1	2,336.7	2,280.6	2,225.9	2,172.4	2,120.3	2,069.4
% growth	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%

Average Ticket per minute (R$)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8
% growth	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

GROSS INCOME - F-M (R$ millions)	2,036.0	1,987.1	1,939.4	1,892.9	1,847.5	1,803.1	1,759.8	1,717.6
% growth	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%

INTERNETWORKS- MOBILE SOURCE
M-F Minutes	516.4	504.0	491.9	480.1	468.6	457.4	446.4	435.7
% growth	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%

Average Ticket per minute (R$)	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4
% growth	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

GROSS INCOME - M-F (R$ millions)	723.0	705.6	688.7	672.2	656.0	640.3	624.9	609.9
% growth	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%	-2.40%

MEDIA ASSIGNMENT INCOME (R$ millions)	255.4	233.6	213.8	195.6	179.0	163.8	149.9	137.1
% growth	-8.50%	-8.50%	-8.50%	-8.50%	-8.50%	-8.50%	-8.50%	-8.50%

DATA COMMUNICATION INCOME (R$ millions)	6,272.9	6,505.0	6,745.7	6,995.3	7,254.1	7,522.5	7,800.8	8,089.4
% growth	3.70%	3.70%	3.70%	3.70%	3.70%	3.70%	3.70%	3.70%

TUP CARD INCOME (R$ millions)	210.3	205.0	199.9	194.9	190.0	185.3	180.6	176.1
% growth	-2.50%	-2.50%	-2.50%	-2.50%	-2.50%	-2.50%	-2.50%	-2.50%

OTHER INCOME (R$ millions)	582.2	587.3	593.0	599.1	605.7	612.9	620.5	628.7
% growth	0.81%	0.88%	0.96%	1.03%	1.11%	1.18%	1.25%	1.32%

TOTAL GROSS INCOME (R$ millions)	15,137.0	15,270.9	15,417.5	15,576.9	15,749.2	15,934.7	16,133.4	16,345.7

% growth	0.81%	0.88%	0.96%	1.03%	1.11%	1.18%	1.25%	1.32%

APSIS CONSULTORIA EMPRESARIAL	GOR - 1\8

REPORT RJ-0325/09-02
BRASIL TELECOM	Base Date: 05/31/09

	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9
ROB DEDUCTIONS	33.2%	33.2%	33.2%	33.2%	33.2%	33.2%	33.2%	33.2%	33.2%

ICMS	23.7%	23.7%	23.7%	23.7%	23.7%	23.7%	23.7%	23.7%	23.7%
PIS	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%
COFINS	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%
ISS	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
FUNTEL/FUST	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
GRANTED DISCOUNTS	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%
IR AND CSSL	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%

IR	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%
CSSL	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%

OPERATING EXPENSES
(R$ millions)
Commercial Expenses (% ROL)	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%
Staff Expenses (R$ millions)	506	506	506	506	506	506	506	506	506
Materials Expenses (% ROB)	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%
Third-Party Services (R$ millions)	1,930	1,930	1,930	1,930	1,930	1,930	1,930	1,930	1,930
Lease Expenses (% ROB)	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Interconnection Expenses (% ROB)	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%
VUM Expenses (% ROB_INTERNETWORKS)	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%
PCCR Expenses (% ROB)	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Others	350	350	350	350	350	350	350	350	350

	YEAR 10	YEAR 11	YEAR 12	YEAR 13	YEAR 14	YEAR 15	YEAR 16	YEAR 17
ROB DEDUCTIONS	33.2%	33.2%	33.2%	33.2%	33.2%	33.2%	33.2%	33.2%

ICMS	23.7%	23.7%	23.7%	23.7%	23.7%	23.7%	23.7%	23.7%
PIS	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%
COFINS	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%
ISS	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
FUNTEL/FUST	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
GRANTED DISCOUNTS	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%
IR AND CSSL	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%

IR	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%
CSSL	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%

OPERATING EXPENSES
(R$ millions)
Commercial Expenses (% ROL)	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%
Staff Expenses (R$ millions)	506	506	506	506	506	506	506	506
Materials Expenses (% ROB)	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%
Third-Party Services (R$ millions)	1,930	1,930	1,930	1,930	1,930	1,930	1,930	1,930
Lease Expenses (% ROB)	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Interconnection Expenses (% ROB)	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%
VUM Expenses (% ROB_INTERNETWORKS)	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%	46.0%
PCCR Expenses (% ROB)	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Others	350	350	350	350	350	350	350	350

APSIS CONSULTORIA EMPRESARIAL	DATA - 2\8

REPORT RJ-0325/09-02
BRASIL TELECOM	Base Date: 05/31/09

NEW INVESTMENTS (% ROB)	8.00	% a.a.
AVERAGE RATE OF DEPRECIATION - ORIGINAL FIXED ASSETS	5.0	% a.a.
AVERAGE RATE OF DEPRECIATION - INVESTMENTS	10.0	% a.a.

FIXED ASSETS (R$ millions)		YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10	YEAR 11	YEAR 12	YEAR 13	YEAR 14	YEAR 15	YEAR 16	YEAR 17
R$ thousands	Dec-08
INVESTMENTS		1,153	1,165	1,171	1,170	1,174	1,179	1,185	1,193	1,201	1,211	1,222	1,233	1,246	1,260	1,275	1,291	1,308
ACCUMULATED INVESTMENTS		1,153	2,318	3,488	4,658	5,833	7,012	8,197	9,390	10,591	11,802	13,024	14,257	15,503	16,763	18,038	19,329	20,636
INVESTMENT DEPRECIATION		115	232	349	466	583	701	820	939	1,059	1,180	1,187	1,194	1,202	1,210	1,221	1,232	1,244
COST OF FIXED ASSETS (ORIGINAL)	25,028	25,028	25,028	25,028	25,028	25,028	25,028	25,028	25,028	25,028	25,028	25,028	25,028	25,028	25,028	25,028	25,028	25,028
ORIGINAL FIXED ASSET DEPRECIATION	(21,328)	1,251	1,251	1,198	—	—	—	—	—	—	—	—	—	—	—	—	—	—
DEPRECIATION		1,367	1,483	1,547	466	583	701	820	939	1,059	1,180	1,187	1,194	1,202	1,210	1,221	1,232	1,244

APSIS CONSULTORIA EMPRESARIAL	FIXED ASSETS - 3\8

REPORT RJ-0325/09-02
BRASIL TELECOM	Base Date: 05/31/09

DRE (R$ millions)	YEAR 1		YEAR 2		YEAR 3		YEAR 4		YEAR 5		YEAR 6		YEAR 7		YEAR 8		YEAR 9
				1.03%		0.50%		-0.03%		0.33%		0.45%		0.52%		0.62%		0.72%
Gross Operating Income (ROB)		14,412		14,560		14,632		14,627		14,676		14,741		14,817		14,909		15,016
Income Deductions (-)		(4,785)		(4,834)		(4,858)		(4,856)		(4,872)		(4,894)		(4,919)		(4,950)		(4,985)
Net Operating Income (ROL)		9,627		9,726		9,774		9,771		9,803		9,847		9,898		9,959		10,030
Commercial Expenses		(67)		(68)		(68)		(68)		(69)		(69)		(69)		(70)		(70)
Staff Expenses		(506)		(506)		(506)		(506)		(506)		(506)		(506)		(506)		(506)
Materials Expenses		(115)		(116)		(117)		(117)		(117)		(118)		(119)		(119)		(120)
Third-Party Services		(1,930)		(1,930)		(1,930)		(1,930)		(1,930)		(1,930)		(1,930)		(1,930)		(1,930)
Lease Expenses		(721)		(728)		(732)		(731)		(734)		(737)		(741)		(745)		(751)
Interconnection Expenses		(202)		(204)		(205)		(205)		(205)		(206)		(207)		(209)		(210)
VUM Expenses		(1,573)		(1,541)		(1,504)		(1,468)		(1,433)		(1,399)		(1,365)		(1,332)		(1,300)
PCCR Expenses		(288)		(291)		(293)		(293)		(294)		(295)		(296)		(298)		(300)
Others		(350)		(350)		(350)		(350)		(350)		(350)		(350)		(350)		(350)
Operating Synergies		95		389		434		446		453		454		456		457		459
EBITDA (=)		3,970		4,379		4,504		4,548		4,618		4,692		4,770		4,857		4,951
% EBITDA		41.23%		45.03%		46.08%		46.55%		47.11%		47.65%		48.20%		48.77%		49.36%
DEPRECIATION - ORIGINAL AND NEW INVESTMENTS		(1,367)		(1,483)		(1,547)		(466)		(583)		(701)		(820)		(939)		(1,059)
OTHER AMORTIZATIONS		(257)		(251)		(205)		(162)		(88)		(70)		(31)		(25)		(18)
EBIT (=)		2,346		2,646		2,752		3,920		3,948		3,921		3,919		3,893		3,874
% EBIT		24.37%		27.20%		28.16%		40.12%		40.27%		39.82%		39.60%		39.09%		38.62%
IR/CSSL CALCULATION BASE ADJUSTMENTS
ACQUISITION PREMIUM - SOURCE OF FIXED ASSET INCREASE IN VALUE (DEPRECIATION)	R$	(253)	R$	(253)	R$	(253)	R$	(253)	R$	(253)	R$	(253)	R$	(253)

ACQUISITION PREMIUM - SOURCE OF FIXED CONCESSION INCREASE IN VALUE (AMORTIZATION)	R$	(261)	R$	(261)	R$	(261)	R$	(261)	R$	(261)	R$	(261)	R$	(261)	R$	(261)	R$	(261)
EXPENSES WITH NO TAX IMPACT	R$	514	R$	—	R$	—	R$	—	R$	—	R$	—	R$	—	R$	—	R$	—
ADJUSTED CALCULATION BASE	R$	2,346	R$	2,131	R$	2,238	R$	3,406	R$	3,434	R$	3,407	R$	3,405	R$	3,632	R$	3,613
INCOME TAX (-)		(587)		(533)		(560)		(852)		(858)		(852)		(851)		(908)		(903)
CSSL (-)		(211)		(192)		(201)		(307)		(309)		(307)		(306)		(327)		(325)
NET PROFIT (=)		1,549		1,921		1,991		2,762		2,780		2,763		2,762		2,658		2,646
net margin(%)		16.09%		19.75%		20.37%		28.27%		28.36%		28.06%		27.90%		26.69%		26.38%

APSIS CONSULTORIA EMPRESARIAL	DRE - 4\8

REPORT RJ-0325/09-02
BRASIL TELECOM	Base Date: 05/31/09

DRE (R$ millions)	YEAR 10		YEAR 11		YEAR 12		YEAR 13		YEAR 14		YEAR 15		YEAR 16		YEAR 17
		0.81%		0.88%		0.96%		1.03%		1.11%		1.18%		1.25%		1.32%
Gross Operating Income (ROB)		15,137		15,271		15,418		15,577		15,749		15,935		16,133		16,346
Income Deductions (-)		(5,025)		(5,070)		(5,119)		(5,172)		(5,229)		(5,290)		(5,356)		(5,427)
Net Operating Income (ROL)		10,111		10,201		10,299		10,405		10,520		10,644		10,777		10,919
Commercial Expenses		(71)		(71)		(72)		(73)		(74)		(75)		(75)		(76)
Staff Expenses		(506)		(506)		(506)		(506)		(506)		(506)		(506)		(506)
Materials Expenses		(121)		(122)		(123)		(125)		(126)		(127)		(129)		(131)
Third-Party Services		(1,930)		(1,930)		(1,930)		(1,930)		(1,930)		(1,930)		(1,930)		(1,930)
Lease Expenses		(757)		(764)		(771)		(779)		(787)		(797)		(807)		(817)
Interconnection Expenses		(212)		(214)		(216)		(218)		(220)		(223)		(226)		(229)
VUM Expenses		(1,269)		(1,239)		(1,209)		(1,180)		(1,152)		(1,124)		(1,097)		(1,071)
PCCR Expenses		(303)		(305)		(308)		(312)		(315)		(319)		(323)		(327)
Others		(350)		(350)		(350)		(350)		(350)		(350)		(350)		(350)
Operating Synergies		460		461		463		464		465		466		467		468
EBITDA (=)		5,053		5,161		5,276		5,397		5,525		5,660		5,801		5,950
% EBITDA		49.97%		50.60%		51.23%		51.87%		52.52%		53.17%		53.83%		54.49%
DEPRECIATION - ORIGINAL AND NEW INVESTMENTS		(1,180)		(1,187)		(1,194)		(1,202)		(1,210)		(1,221)		(1,232)		(1,244)
OTHER AMORTIZATIONS		(13)
EBIT (=)		3,860		3,974		4,082		4,196		4,315		4,439		4,570		4,706
% EBIT		38.17%		38.96%		39.64%		40.32%		41.01%		41.71%		42.40%		43.10%
IR/CSSL CALCULATION BASE ADJUSTMENTS
ACQUISITION PREMIUM - SOURCE OF FIXED ASSET INCREASE IN VALUE (DEPRECIATION)

ACQUISITION PREMIUM - SOURCE OF FIXED CONCESSION INCREASE IN VALUE (AMORTIZATION)	R$	(261)	R$	(261)	R$	(261)	R$	(261)	R$	(261)	R$	(261)	R$	(261)	R$	(261)
EXPENSES WITH NO TAX IMPACT	R$	—	R$	—	R$	—	R$	—	R$	—	R$	—	R$	—	R$	—
ADJUSTED CALCULATION BASE	R$	3,599	R$	3,713	R$	3,821	R$	3,934	R$	4,053	R$	4,178	R$	4,308	R$	4,445
INCOME TAX (-)		(900)		(928)		(955)		(984)		(1,013)		(1,044)		(1,077)		(1,111)
CSSL (-)		(324)		(334)		(344)		(354)		(365)		(376)		(388)		(400)
NET PROFIT (=)		2,636		2,712		2,783		2,858		2,937		3,019		3,105		3,195
net margin(%)		26.07%		26.58%		27.02%		27.47%		27.91%		28.36%		28.81%		29.26%

APSIS CONSULTORIA EMPRESARIAL	FIXED ASSETS - 90\8

REPORT RJ-0325/09-02
BRASIL TELECOM	Base Date: 05/31/09

CASH FLOW (R$ millions)	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9
INPUTS	3,816	4,152	4,173	3,771	3,763	3,845	3,924	3,934	4,035
NET PROFIT	1,549	1,921	1,991	2,762	2,780	2,763	2,762	2,658	2,646
DEPRECIATIONS	1,367	1,483	1,547	466	583	701	820	939	1,059
AMORTIZATIONS	257	251	205	162	88	70	31	25	18
FINANCIAL SYNERGIES	644	497	431	381	312	312	312	312	312
OUTPUTS	(1,153)	(1,165)	(1,171)	(1,170)	(1,174)	(1,179)	(1,185)	(1,193)	(1,201)
FIXED ASSETS	(1,153)	(1,165)	(1,171)	(1,170)	(1,174)	(1,179)	(1,185)	(1,193)	(1,201)
SIMPLE BALANCE	2,663	2,987	3,003	2,601	2,589	2,666	2,739	2,741	2,834
WORKING CAPITAL VARIATION	(9)	(4)	(2)	0	(1)	(2)	(2)	(3)	(3)
FREE CASH FLOW	2,653	2,982	3,001	2,601	2,587	2,664	2,737	2,739	2,830

CASH FLOW (R$ millions)	YEAR 10	YEAR 11	YEAR 12	YEAR 13	YEAR 14	YEAR 15	YEAR 16	YEAR 17
INPUTS	4,141	4,211	4,289	4,372	4,459	4,551	4,648	4,751
NET PROFIT	2,636	2,712	2,783	2,858	2,937	3,019	3,105	3,195
DEPRECIATIONS	1,180	1,187	1,194	1,202	1,210	1,221	1,232	1,244
AMORTIZATIONS	13	0	0	0	0	0	0	0
FINANCIAL SYNERGIES	312	312	312	312	312	312	312	312
OUTPUTS	(1,211)	(1,222)	(1,233)	(1,246)	(1,260)	(1,275)	(1,291)	(1,308)
FIXED ASSETS	(1,211)	(1,222)	(1,233)	(1,246)	(1,260)	(1,275)	(1,291)	(1,308)
SIMPLE BALANCE	2,931	2,989	3,056	3,125	3,199	3,277	3,358	3,443
WORKING CAPITAL VARIATION	(4)	(4)	(4)	(5)	(5)	(6)	(6)	(6)
FREE CASH FLOW	2,927	2,985	3,051	3,121	3,194	3,271	3,352	3,437

APSIS CONSULTORIA EMPRESARIAL	FIXED ASSETS - 91\8

BRASIL TELECOM	REPORT RJ-0325/09-02
Base Date: 05/31/09

NET EQUITY COST

RISK FREE RATE (Rf)	2.69%
BETA d	0.54
BETA r	0.78
MARKET RISK PREMIUM (Rm - Rf)	9.85%
BRAZIL RISK	4.18%

Re (=)	14.53%

COST OF DEBT

RISK FREE RATE (Rf*)	2.25%
SPECIFIC RISK (ALFA)	2.90%
BRAZIL RISK	4.18%

Rd (=)	9.33%

PROJECTED USA INFLATION	2.0%

WACC

NET EQUITY COST	14.53%

COST OF DEBT	9.33%

NOMINAL DISCOUNT RATE (=)	11.18%

REAL DISCOUNT RATE (=)	9.00%

APSIS CONSULTORIA EMPRESARIAL	DISCOUNT RATE - 5\8

BRASIL TELECOM	REPORT RJ-0325/09-02
Base Date: 05/31/09

expected rate of return	8.8%	9.0%	9.2%
ECONOMIC VALUE - BrT FIXED TELEPHONY CONCESSION (R$ millions)

DISCOUNTED CASH FLOW	24,866	24,536	24,213

RESIDUAL VALUE (WORKING CAPITAL and FIXED ASSETS)	6,193	6,193	6,193

DISCOUNTED RESIDUAL VALUE	1,476	1,431	1,387

OPERATIONAL VALUE - FIXED TELEPHONY	26,343	25,967	25,600

CARRYING CHARGE - WORKING CAPITAL	(423)	(423)	(423)

CARRYING CHARGE - FIXED ASSETS AT MARKET PRICE	(11,026)	(11,026)	(11,026)

BrT FIXED TELEPHONY CONCESSION VALUE - 12/31/08	14,894	14,518	14,151

amortization term (months)		204

BrT FIXED CONCESSION VALUE - 05/31/09		14,162

APSIS CONSULTORIA EMPRESARIAL	VALUE OF FIXED LINE CONCESSION - 6\8

REPORT RJ-0325/09-02
BRASIL TELECOM	Base Date: 05/31/09

CLIENT PORTFOLIO VALUE - MOBILE	2006	2007		2008
TOTAL USERS (MILLIONS)	3.4		4.3		5.6

POST-PAID CLIENTS (% TOTAL)	29%		20%		17.5%

TOTAL CAPITAL RAISING EXPENSES (R$ thousands)	432,432		454,139		525,081

CLIENT PORTFOLIO VALUE (R$ thousands)

USER INCREASE IN THE PERIOD (MILLIONS)			0.89		1.34

COMMERCIAL EXPENSES PER ADDITIONAL CLIENT		R$	512.63	R$	392.64

CLIENT PORTFOLIO VALUE (2008 BASE)					384,790

APSIS CONSULTORIA EMPRESARIAL	CLIENT PORTFOLIO - 7\8

REPORT RJ-0325/09-02
BRASIL TELECOM	Base Date: 05/31/09

BRAND AND INTERNET DOMAIN NAMES - MARKET VALUE

SUBJECT: Brand and internet domain names related to portals IG, BR TURBO and IBEST

METHODOLOGY: MARKET MULTIPLES

in R$ thousands	2005	2006	2007	2008
GROSS INCOME	513,187	299,542	379,515		288,464

CPV	(337,784)	(145,564)	(55,203)

GROSS PROFIT	175,403	153,978	324,312		288,464

OPERATIONAL EXPENSES	(168,405)	(215,155)	(400,630)		(236,482)

EBITDA	6,998	(61,177)	(76,318)		51,982

OPERATIONAL PARAMETERS
visitors					13,300,000
Broadband subscribers					1,300,000

MARKET MULTIPLE - VALUE OF BRAND/DOMAIN NAME PER SUBSCRIBER				R$	89.25

comparable company: UOL

VALUES OF BRAND AND DOMAIN NAMES IG, BRTURBO and IBEST (R$ thousands)					116,030.43

APSIS CONSULTORIA EMPRESARIAL	INTANGIBLE_INTERNET - 8\8

ATTACHMENT 5

GLOSSARY

GLOSSARY

ASSETS APPROACH - valuation methodology in which all assets and liabilities (including unregistered ones) have their value adjusted according to their market values.

BETA - measurement of a stock systematic risk, price trend of a certain stock to be related to changes in a certain index.

BUSINESS RISK - uncertainty level for realizing future returns expected for the business, which do not result from financial leverage.

CAPITAL STRUCTURE - breakdown of the capital invested in a company, including own capital (equity) and third-party capital (indebtedness).

CAPITALIZATION - conversion of a simple period of economic benefits into value.

CAPITALIZATION RATE - any divisor used for converting economic benefits into value in a simple period.

CAPM - Capital Asset Pricing Model - model in which the cost of capital for any stock or group of stocks is equivalent to the risk-free rate added to a risk premium, provided by the systematic risk of the stock or group of stocks under analysis.

CASH FLOW - cash generated by an asset, group of assets or company during a certain period of time. Usually, such term is complemented by a qualification, depending on the context (operating, non-operating, etc)

COMPANY - commercial, industrial, service or investment entity performing an economic entity.

CONSTRUCTION EQUIVALENT AREA - constructed area on which the corresponding construction unit cost equivalence is applied, as provided by the principles of NB-140 of ABNT (Brazilian Association of Technical Rules).

CONTROL - power to direct the company’s management.

CONTROLLING PREMIUM - value or percentage of a controlling stocks pro rata value over the non-controlling stocks pro rata value, which reflect controlling power.

COST OF CAPITAL - expected return rate required by the market for attracting funds for a determined investment.

CURRENT VALUE - value for replacing an existing asset for a new one, depreciated according its physical conditions.

DISCOUNT FOR LACK OF CONTROL - value or percentage deducted from the 100%-pro rata value of a company value, which reflects the lack of part or whole control.

DISCOUNT FOR LACK OF LIQUIDITY - value or percentage deducted from the 100% pro rata value of a company value, which reflects the lack of liquidity.

DISCOUNT RATE - any divisor used for converting a future economic benefit flow into present value.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

ECONOMIC BENEFIT - benefits such as revenues, net income, net cash flow, etc.

ELECTRIC DAMAGE VALUE - estimation of the cost for repairing or replacing the parts of an asset in case of electric damage. Values are scheduled in percentages of the Replacing Value and were calculated through manual analysis of the equipment and the repairing maintenance expertise of APSIS’ technicians.

APSIS CONSULTORIA	1

FAIR MARKET VALUE - value for which a certain asset changes ownership between a potential seller and a potential buyer, when both parties are aware of relevant facts and none of them are under pressure to make the deal.

GOODWILL - intangible asset referring to name, reputation, client portfolio, loyalty, localization and other similar items that cannot be identified separately.

HOMOGENIZED AREA - usable, private or constructed area with mathematical treatments for valuation purposes, according to criteria set forth by APSIS, based on the real state market.

INCOME APPROACH - valuation methodology by converting to present value expected economic benefits.

INSURANCE MAXIMUM VALUE - the maximum value of an asset for which it is advisable to insure it. Such criterion establishes that the asset which depreciation is higher than 50% should have a Insurance Maximum Value equivalent to twice the Current Value; and, an asset which depreciation is lower than 50%, should have a Insurance Maximum Value equivalent to the Replacing Value.

INSURANCE VALUE - the value for which the insurance company assumes the risks, excluding land and foundations, except in special cases.

INTANGIBLE ASSETS - non-physical assets such as brands, patents, rights, contracts, industrial secrets that provide the owner with rights and values.

INTERNAL RETURN RATE - discount rate in which the present value of the future cash flow is equivalent to the investment cost.

INVESTED CAPITAL - sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debts with short and long term interest to be specified in the valuation context.

INVESTED CAPITAL CASH FLOW - cash flow generated by the company to be reverted to financers (interests and amortizations) and shareholders (dividends) after operating costs and expenses and capital expenditures.

INVESTMENT VALUE - value for a particular investor, based on particular interests for a certain asset such as synergy with other companies of a investor, different perceptions of risk and future performances, etc.

ISSUE DATE - date on which the valuation report is issued, when valuation conclusions are presented to the client.

LEVERAGED BETA - beta value reflecting the indebtedness in the capital structure.

LIQUIDATION VALUE - the value of a sale in the market, out of its original productive process. In other words, it is the value that would be verified in case the asset was deactivated and put up for sale separately, considering costs of disassembly or demolition (in case of real estate), storage and transportation.

LIQUIDITY - capacity to rapidly convert a certain asset into cash or into a debt payment.

MARKET APPROACH - valuation methodology, which utilizes multiples that result from the sale price of similar assets.

MARKET NET EQUITY - see assets approach.

MULTIPLE - market value of a company, stock or invested capital, divided by a company’s measurement (revenues, income, client volume, etc.).

NON-OPERATING ASSETS - assets that are not directly related to the company operating activity (whether they generate revenue or not) and that may be sold without affecting its operation.

APSIS CONSULTORIA	2

OPERATING ASSETS – assets that are necessary for the company’s operations.

PERPETUITY VALUE – value at the end of the projective period to be added to the cash flow.

PRESENT VALUE – value of a future economic benefit on a specific date, calculated by the application of a discount rate.

PRIVATE AREA – usable area including building elements (such as walls, columns, etc.) and elevators hall (in some cases).

REFERENCE DATE – specific date (day, month and year) to apply the valuation.

RESIDUAL VALUE –the value of a new or old asset projected for a certain date, limited to the date on which such asset turns into scrap, considering that during such period of time, the asset will be operating.

REPLACING VALUE (FOR A NEW ASSET) – value based on the price (usually at market current prices) or replacing an asset for a new equal or similar one.

SCRAP VALUE –the asset value at the end of its useful life, considering its disassembly or demolition value (in case of real estate), storage and transportation.

SUPPORTING DOCUMENTATION – discount rate is a return rate used to convert into present value a payable or receivable amount.

TANGIBLE ASSETS – physical assets such as lands, constructions, machines and equipment, furniture and appliances, etc.

USEFUL AREA – usable area of real estate, measured by the internal face of its walls.

USEFUL LIFE – period of time during which an asset may generate economic benefits

VALUATION – act or process through which the value of a company, stock interest or other asset is determined.

VALUATION METHODOLOGY – the approaches used for preparing value calculations in order to indicate the value of a company, stock interest or other asset.

VALUE – price denominated in monetary quantity.

WACC (Weighted Average Cost of Capital) – model in which the cost of capital is determined by the weighted average of the value.

APSIS CONSULTORIA	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2009

BRASIL TELECOM S.A.

By:	/s/ ALEX WALDEMAR ZORNIG
Name: Alex Waldemar Zornig
Title: Chief Financial Officer